Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on September 20, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GoodFaith Technology Inc.
(Exact name of registrant as specified in its charter)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1st Floor, Building 5, Lane 55, Chuanhe Road,

Pudong New District, Shanghai,

The People’s Republic of China, 200135

+86-021-68882880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[●]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 (212) 530-2206	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 (212) 588-0022

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED September 20, 2022

[●] Ordinary Shares

GoodFaith Technology Inc.

This is an initial public offering of our ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price to be in the range of $[●] to $[●] per Ordinary Share. The offering is being made on a “firm commitment” basis by Network 1 Financial Securities, Inc. (the “Underwriter”). See “Underwriting.” We have reserved the symbol [●] for purposes of listing our Ordinary Shares on the Nasdaq Capital Market and plan to apply to list our Ordinary Shares on the Nasdaq Capital Market. It is a condition to the closing of this offering that the Ordinary Shares qualify for listing on the Nasdaq Capital Market (“Nasdaq”).

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our Ordinary Shares.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “GoodFaith Cayman,” “our Company,” and the “Company” refer to GoodFaith Technology Inc., a Cayman Islands exempted company; “Suzhou GoodFaith” refers to Suzhou GoodFaith Information Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”); and the terms “Beiming Technology,” “Shanghai Yuyi,” and “Shenzhen Xindesheng” refer to Shanghai Beiming Information Technology Co., Ltd., Shanghai Yuyi Information Technology Co., Ltd., and Shenzhen Xindesheng Financial Services Co., Ltd., respectively, all limited liability companies organized under the laws of the PRC that are directly or indirectly wholly owned by Suzhou GoodFaith.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct all of our operations through the PRC operating entities, Suzhou GoodFaith and its subsidiaries, including Beiming Technology, Shanghai Yuyi, and Shenzhen Xindesheng. Our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries, including Suzhou Chuangzhixin Information Technology Co., Ltd. (“GoodFaith WFOE”) and its subsidiaries, involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the PRC operating entities operate, which would likely result in a material change in our operations and/or a material change in the value of the securities we are offering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our Ordinary Shares should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in GoodFaith Technology Inc., our Cayman Islands holding company, which indirectly owns 100% equity interests in the Chinese subsidiaries through its wholly owned British Virgin Islands holding company (GoodFaith Technology Holdings Limited, or “GoodFaith BVI”) and its Hong Kong holding company (GoodFaith Technology Limited, or “GoodFaith HK”). Our Ordinary Shares offered in this offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in China. This is an offering of Ordinary Shares of the Cayman Islands holding company. You may never hold equity interests in the operating PRC subsidiaries. Further, we control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a variable interest entity (“VIE”) structure.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiaries in the PRC.

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Current PRC regulations permit GoodFaith WFOE, one of our PRC subsidiaries, to pay dividends to GoodFaith HK , our Hong Kong subsidiary, only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, there can be no assurance that the PRC government will not intervene or impose other restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China or Hong Kong and adversely affect our business. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares, should we desire to do so in the future.

Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. GoodFaith HK may be considered a non-resident enterprise for tax purposes, so that any dividends GoodFaith WFOE pays to GoodFaith HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—Enterprise Taxation in Mainland China .”

In order for us to pay dividends to our shareholders, we will rely on payments made from Suzhou GoodFaith to GoodFaith WFOE and the distribution of such payments to GoodFaith HK as dividends from GoodFaith WFOE. Certain payments from Suzhou GoodFaith to GoodFaith WFOE are subject to PRC taxes, including business taxes and value-added tax. If Suzhou GoodFaith or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such party’s ability to pay dividends or make other distributions to us.

We are subject to certain legal and operational risks associated with our PRC operating entities’ operations in China, including changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and the Chinese or United States regulations, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our PRC operating entities’ operations, significant depreciation of the value of our Ordinary Shares, or a significantly limit or complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, AllBright Law Offices (“AllBright”), neither we nor any of our PRC operating entities are subject to cybersecurity review by the Cyberspace Administration of China (“CAC”), pursuant to the Cybersecurity Review Measures, which were jointly promulgated on December 28, 2021 by the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security, Ministry of Stated Security, the Ministry of Finance of the PRC (“MOF”), the Ministry of Commerce of the PRC ( “MOFCOM”), Peoples Bank of China (“PBOC”), the State Administration for Market Regulation (“SAMR”), the National Radio and Television Administration, the China Securities Regulation Commission ("CSRC”), the National Administration of State Secrets Protection, and the State Cryptography Administration and took effect on February 15, 2022, because neither we nor any of our PRC operating entities (i) actually purchase any internet products or services and our products and services are not offered directly to individual users, but rather are offered to our institutional clients; (ii) conduct our business based on the encrypted data provided by our institutional clients, which we do not own or have any access to; (iii) utilize data processed in our business that has a bearing on national security; and (iv) are an online platform operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange or other foreign exchange. According to our PRC counsel, AllBright, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing. As of the date of this prospectus, we and our subsidiaries have not received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S. See “Risk Factors — Risks Relating to Doing Business in the PRC,” and “Risk Factors — Risks Relating to This Offering and the Trading Market” for more information.

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Furthermore, our Ordinary Shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA” Act), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. For example, on December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. As of the date of the prospectus, our auditor, UHY LLP, which is headquartered in the United States, has been inspected by the PCAOB on a regular basis, with the last inspection in 2019, and is not subject to the determinations announced by the PCAOB on December 16, 2021 . On August 26, 2022, the PCAOB signed the Statement of Protocol (the “SOP”) Agreements with the CSRC and the Ministry of Finance of the PRC (the “MOF”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB- registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. Nonetheless, one of our PRC subsidiaries, Shenzhen Xindesheng, made dividends to its former shareholders for fiscal years from 2019 to 2021 before it was indirectly acquired by our Company on December 31, 2021. Specifically, the revised profit distribution in 2019, 2020, and 2021 were $149,366, $593,648, and nil, respectively. See “Note 10—Shareholders’ Equity—Dividends.” We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, GoodFaith HK. GoodFaith HK will rely on payments made from Suzhou GoodFaith to GoodFaith WFOE and the distribution of such payments to GoodFaith HK as dividends from GoodFaith WFOE. Our finance department is supervising cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between our Company and our subsidiaries. See “Prospectus Summary—Dividend Distributions” and our audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2020.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 11 of this prospectus for more information.

Our Company is controlled by Qearl's Holdings Limited, which owns 47.3% of the equity interests in GoodFaith Cayman. Qearl’s Holding Limited, a British Virgin Islands company, is ultimately held by Xiaofeng Fei, as to 10% and by Wonder Phoenix Family Trust (the “Trust”), a trust established under the laws of Cayman Islands by Xiaofeng Fei, where TMF (Cayman) Ltd. is appointed as the trustee and Kai Zhou as the primary beneficiary, as to 90%. As the First Protectors and the First Members of the Investment Committee of the Trust, Xiaofeng Fei and Kai Zhou are invested with the authority to make investment decisions for the Trust. On November 2, 2021, Xiaofeng Fei and Kai Zhou executed an acting-in-concert agreement, which provides that (i) they shall inform and discuss with each other and reach a consensus before exercising voting rights in making decisions for the Trust, and (ii) if no consensus can be reached, the decision made by Kai Zhou prevails. By virtual of the acting-in-concert agreement, Kai Zhou has the ultimate control of the Trust, and consequently, of Qearl’s Holdings Limited and our Company.

	Per Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Initial public offering price	$	$	$
Underwriter’s discounts(1)	$	$	$
Proceeds to our Company before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to 7.5% per Ordinary Share.

(2)

We expect our total cash expenses for this  offering,  including the non-accountable expense allowance and accountable out-of-pocket expenses payable to Network 1 Financial Securities, Inc. (the “Underwriter”), to be approximately $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. In addition to the underwriting discounts listed above, we have agreed to issue to the Underwriter and to register herein  warrants, exercisable for a period of five years after the closing of this offering, to purchase up to 8% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (including the over-allotment shares), solely for the purpose of covering over-allotments shares, at the public offering price less the underwriting discounts (the “Underwriter’s Warrants”). If the Underwriter exercises the over-allotment option in full, the total underwing discounts payable will be $[●] based on an assumed offering price of $[●] per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●]. See “Underwriting” for additional information regarding total underwriter compensation.

The Underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about [●], 2022.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2022

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v

ABOUT THIS PROSPECTUS

We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the Underwriter have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to this Prospectus

This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan International Limited, or “Frost & Sullivan,” an independent research firm, titled “[●],” to provide information regarding our industry and our market position in China. We refer to this report as the “Frost & Sullivan Report.”

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Beihai Beiming” are to Beihai Beiming Investment Co., Ltd., a limited liability company organized pursuant to the laws of the PRC, which is wholly owned by Suzhou GoodFaith (defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“GoodFaith BVI” are to GoodFaith Technology Holdings Limited, a company incorporated under the laws of the British Virgin Islands, which is wholly owned by GoodFaith Cayman (defined below);

●	“GoodFaith Cayman,” “we,” “us,” “our Company,” or the “Company” are to GoodFaith Technology Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“GoodFaith HK” are to GoodFaith Technology Limited, a Hong Kong corporation, which is wholly owned by GoodFaith BVI;

●	“GoodFaith WFOE” are to Suzhou Chuangzhixin Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by GoodFaith HK;

●	“mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●

“our digital technology,” or “the digital technology” are to the Company's data analytics related technology that processes and analyzes client-provided real-time data based on its algorithmic logic and risk models;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of GoodFaith Cayman, par value $0.0001 per share;

●

“Shenzhen Xindesheng” are to Shenzhen Xindesheng Financial Services Co., Ltd., a limited liability company organized pursuant to the laws of the PRC, which is wholly owned by Suzhou GoodFaith (defined below);

●	“Suzhou GoodFaith” are to Suzhou GoodFaith Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by GoodFaith WFOE;

vi

●	“the PRC operating entities,” or “our PRC operating entities” are to Suzhou GoodFaith and its subsidiaries;

●	“the PRC subsidiaries,” or “our PRC subsidiaries” are to GoodFaith WFOE and its subsidiaries;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“WFOE” are to wholly foreign-owned enterprise.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriter of its over-allotment option.

Our business is conducted by the PRC operating entities using RMB. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

vii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct all of our operations through the PRC operating entities, Suzhou GoodFaith and its subsidiaries, including Beiming Technology, Shanghai Yuyi, and Shenzhen Xindesheng. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our Ordinary Shares should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in GoodFaith Technology Inc., our Cayman Islands holding company, which indirectly owns 100% equity interests in the Chinese subsidiaries. Our Ordinary Shares offered in this offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in China.

PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong

Our Ordinary Shares may be prohibited from trading on a national exchange in the United States under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. For example, on December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. As of the date of the prospectus, the Company’s auditor, UHY LLP, which is headquartered in the United States, has been inspected by the PCAOB on a regular basis, with the last inspection in 2019, and is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong . On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and the MOF. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. A termination in the trading our of securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Our Mission

We are committed to providing our clients with efficient and customized pre-approval risk management and post-loan delinquent debt collection products and services in connection with their credit loan businesses, utilizing our proprietary technology infrastructure, innovative business model and extensive experience in credit loan risk management and delinquent debt collection.

Business Overview

We offer customized pre-approval risk management and post-loan delinquent debt collection products and services to commercial banks and non-bank financial institutions in China in connection with credit loans. We have established a national network of 16 operating centers and 3 administrative offices in over 11 cities across China, where we have also built a broad client base across more than 75 commercial banks and non-bank financial institutions. Our largest clients include Ping An Bank Co., Ltd. (“Ping An Bank”), Chongqing Meituan Sankuai Small Amount Loan Co., Ltd. (“Meituan”) and Du Xiaoman Financial (“Du Xiaoman”). We are committed to providing products and services that address risk evaluation and solvency assessment during the pre-approval stage and credit loan debt collection during the delinquency stage.

1

Credit loans refer to the loans granted to borrowers based on the creditworthiness of the borrower without any collateral requirement. Based on different financing purposes, credit loans can be categorized into personal credit loans (including personal consumption loans, auto loans, personal business operation loans) and corporate credit loans. We mainly focus on personal credit loans for both of our pre-approval risk management and post-loan debt collection businesses, due to their increasing market demand. In particular, personal credit loans typically involve (i) small principal sums in greater quantities and (ii) standardized credit review processes. Thus, there is a need for banks and financial institutions to process such personal credit loans in bulk and automate the approval process, so as to save time and resources. Additionally, banks and financial institutions are more likely to engage third parties to collect delinquent debts under personal credit loans in an effort to spare their labor and financial resources. Our client base comprises only commercial banks and non-bank financial institutions, and does not include any peer-to-peer lenders.

The intelligent risk management industry and credit loan debt collection industry in China have been expanding in recent years. According to Frost & Sullivan, the market size of intelligent risk management services in 2020 reached RMB7.8 billion (approximately $1.2 billion) and is expected to reach RMB22.8 billion (approximately $3.5 billion) by 2025. Similarly, the market size of credit loan debt collection services in 2020 reached RMB65.8 billion (approximately $10.2 billion) and is expected to reach RMB116.0 billion (approximately $17.9 billion) by 2025. With the market sizes expanding, we believe we may have more opportunities to build a sustainable and scalable business with our ever-improving pre-approval and post-loan products and services. We endeavor to efficiently and effectively assist our clients with their pre-approval risk management and post-loan delinquent debt collection in connection with credit loans.

Our business is comprised of two segments: (1) the credit loan pre-approval stage: risk evaluation and solvency assessment products and services; and (2) the credit loan post-loan stage: delinquent debt collection services. Currently, we are focused on providing our products and services to commercial banks, e-commerce platform affiliated finance companies, licensed consumer finance companies and other financial institutions in China which engage in the consumer credit loan business.

Before a credit loan is approved, our clients engage us to evaluate the risk of default and assess the solvency of a loan applicant. Our products and services in the pre-approval segment facilitate our clients’ determinations on granting loans. Our clients are charged contingent monthly fees based on the number of verification records we process. During the post-loan stage, when a credit loan is in default, our clients engage us to collect the delinquent receivables. Unlike traditional asset management companies, our delinquent debt collection business follows a “light-asset strategy”—namely, we do not purchase the delinquent loans we collect, but only collect them on behalf of financial institution clients in exchange for commissions based on our collection success. The light-asset strategy reduces our cost of capital and cash flow requirements by avoiding debt acquisitions, while minimizing our exposure to potential bad debts. Because we do not purchase  delinquent loans, we have not been, and could not be, required to take an ownership interest in the finance receivables we service. In the pre-approval stage, we utilize our self-developed advanced technology, including artificial intelligence, proprietary technology systems and digital technology, to process and analyze client-provided encrypted and anonymized data to increase our work efficiency and result accuracy. In the post-loan stage, we utilize collection process software purchased from third parties to manage and control our work process. We believe that our technology infrastructure, as we enhance its sophistication, can continue to improve our performance and optimize our financial results.

We have experienced substantial growth since the inception of our PRC operating entities. The numbers of our clients were 53, 68 and 75 for the fiscal years ended December 31, 2019, 2020 and 2021, respectively, representing a growth of 28% and 10% from the previous periods, respectively. For the fiscal year ended December 31, 2021, our three largest clients accounted for 49%, 15%, and 13% of our total revenue, respectively. In our pre-approval segment, as of December 31, 2019, 2020 and 2021, we processed approximately 75,415,000, 52,900,000 and 63,700,000 verification records, respectively, representing a decrease of 30% and an increase of 20% in the number of verification records processed from the previous periods, respectively. The decrease in 2020 was mainly due to the COVID-19 pandemic. In our post-loan segment, as of December 31, 2019, 2020 and 2021, the total amount of delinquent credit loan debt we successfully collected was RMB0.32 billion (approximately $0.05 billion), RMB5.27 billion (approximately $0.76 billion) and RMB11.03 billion (approximately $1.7 billion), representing a growth of 1534% and 109% from the previous periods, respectively. The total amount of delinquent credit loan debt we were engaged to collect, as of December 31, 2019, 2020 and 2021, was RMB11.0 billion (approximately $1.6 billion), RMB19.6 billion (approximately $2.8 billion) and RMB33.9 billion (approximately $5.2 billion), representing a growth of 79% and 73% from the previous periods, respectively. The monthly average amount of delinquent credit loan debt collected per each collection specialist, as of December 31, 2019, 2020 and 2021 was RMB124,000 (approximately $17,966), RMB668,000 (approximately $96,807) and RMB1,329,000 (approximately $205,969), representing a growth of 439% and 99% from the previous periods, respectively.

Our total revenue amounted to $20,653,211 for the fiscal year ended December 31, 2021, representing a growth of 29.1% compared to the fiscal year ended December 31, 2020. Revenue derived from pre-approval risk management services and post-loan delinquent debt collection services accounted for approximately 17.2% and 82.8%, respectively, of our total revenue for the fiscal year ended December 31, 2021, and 15.7% and 84.3%, respectively, of our total revenue for the fiscal year ended December 31, 2020. Our gross profit amounted to $ 3,611,539 for the fiscal year ended December 31, 2021, representing a decrease of 30.7% compared to the fiscal year ended December 31, 2020. Our net income amounted to $ 403,076 for the fiscal year ended December 31, 2021, representing a decrease of 68.4% compared to the fiscal year ended December 31, 2020. The decrease in net income was primarily attributable to (i) an increase in cost of revenue by 58.0% in 2021, resulting from (a) an increase in salaries and benefits, (b) an increase in management service costs for operating centers, and (c) an increase in data service costs; and (ii) an increase in total other expense by 139.6%, primarily driven by an increase in net expense in 2021 for penalties and interest of under-declared income taxes that were recognized as components of the non-operating expenses.

2

By leveraging our technological advancement, innovative approach, and experience, we aim to identify potential risks of credit loan applicants, thereby saving our clients the burden of delinquent debt collection, and effectively increasing their delinquent debt recovery rates. It is our plan to continue to devote our efforts to improving our products and services in order to better service our clients and their expanding needs. In the future, we hope to exploit the synergy between pre-loan and post-loan services, and offer financial institutions one-stop services for risk management and debt collection, which will reduce bank bad debt losses and improve post-loan recovery rates by screening out high-risk applicants and improving the efficiency of banks and other institutions in collecting delinquent loans.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	sophisticated and dynamic risk management capability and competitive delinquent debt collection ability with proven performance and strong relationships with major clients;

●	a portfolio of integrated, complementary products and services to optimize our results;

●	proprietary IT infrastructure and strong technology team;

●	visionary and experienced leadership backed by a strong team of talent;

●	advanced know-how and compliance-oriented business practice; and

●	innovative business model leveraging business development with a light-asset strategy.

Growth Strategies

Our goal is to become a leading business service provider that offers a comprehensive range of financial services across the risk management and delinquent credit loan debt collection field in China. Specifically, we plan to implement the following strategies:

●	expand our client base and enhance our brand recognition;

●	increase investment to improve our information technology and data analytic capabilities;

●	selectively pursue strategic investments and acquisitions; and

●	continue to recruit and retain talent to grow and maintain our team.

Corporate Information

Our principal executive office is located at 1st Floor, Building 5, Lane 55, Chuanhe Road, Pudong New District, Shanghai, China, and our phone number is +86-021-68882880. Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KYI-1104, Cayman Islands, and the phone number of our registered office is [●]. We maintain a corporate website at www.cxgoodfaith.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [●], located at [●].

3

Corporate Structure

We are a Cayman Islands exempted company incorporated on May 13, 2021. Exempted companies are Cayman Islands’ companies conducting business mainly outside the Cayman Islands and, as such, are exempt from complying with certain provisions of the Companies Act (as Revised). The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering (“IPO”) based on a proposed number of [●] Ordinary Shares being offered, assuming no exercise of the Underwriter’s over-allotment option. For more detail on our corporate history, refer to “Corporate History and Structure.”

Qearl's Holdings Limited(1) BVI, 2021
Gread Cause Holdings Limited(2) BVI, 2021
Cloud Light Holdings Limited(3) BVI, 2021
Other Minority Shareholders(4)
Public Shareholders
47.3% /[]%
29.2% []%
6% []%
17.5% []%
0% []%
Pre-IPO%/Post-IPO%
GoodFaith Technology Inc. "GoodFaith Cayman" Cayman Islands, 2021
100%
GoodFaith Technology Holdings Limited "GoodFaith BVI" BVI, 2021
100%
GoodFaith Technology Limited "GoodFaith HK" Hong Kong, 2021
100%
Outside the PRC
Inside the PRC
Suzhou Chuangzhixin Information Technology Co., Ltd. "GoodFaith WFOE" Suzhou, China, 2021
100%
Suzhou GoodFaith Information Technology Co., Ltd. "Suzhou GoodFaith" Suzhou, China, 2021
100%
100%
Beihai Beiming Investment Co., Ltd. "Beihai Beiming" Beihai, China, 2020
Shenzhen Xindesheng Financial Services Co., Ltd. "Shenzhen Xindesheng" Shenzhen, China, 2015
100%
100%
Shanghai Beiming Information Technology Co., Ltd. "Beiming Technology" Shanghai, China, 2015
Shanghai Yuyi Information Technology Co., Ltd. "Shanghai Yuyi" Shanghai, China, 2014
100%
100%
100%
100%
100%
Jiujiang Xindesheng Information Technology Co., Ltd. "Jiujiang Xindesheng" Jiujiang, China, 2017
Guiyang Xindesheng Information Technology Co., Ltd. "Guiyang Xindesheng" Guiyang, China, 2020
Chengdu Xindesheng Information Technology Co., Ltd. "Chengdu Xindesheng" Chengdu, China, 2020
Huizhou Xindesheng Information Technology Co., Ltd. "Huizhou Xindesheng" Huizhou, China, 2021
Beihai Xindesheng Information Technology Co., Ltd. "Beihai Xindesheng" Beihai, China, 2021

Notes:

(1)

Represents 4,730,000 Ordinary Shares held by Xiaofeng Fei and Wonder Phoenix Family Trust, together holding 100% of the equity interests in Qearl’s Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus. Specifically, Qearl’s Holdings Limited is held by (i) Wonder Phoenix Holdings Limited, as to 10%, which is in turn wholly owned by Xiaofeng Fei; and (ii) Wonder Phoenix Family Limited, as to 90%, which is in turn wholly owned by Wonder Phoenix Family Trust (the "Trust"), a trust established under the laws of Cayman Islands by Xiaofeng Fei, as settlor, with TMF (Cayman) Ltd. being appointed as the trustee and Kai Zhou as the primary beneficiary. As the First Protectors and the First Members of the Investment Committee of the Trust, Xiaofeng Fei and Kai Zhou are invested with the authority to make investment decisions for the Trust. On November 2, 2021, Xiaofeng Fei and Kai Zhou executed an acting-in-concert agreement, which provides that (a) they shall inform and discuss with each other and reach a consensus before exercising voting rights in making decisions for the Trust, and (b) if no consensus can be reached by the Parties, the decision made by Kai Zhou prevails. Through the acting-in-concert agreement, Kai Zhou has the ultimate control of the Trust, and, therefore, of Qearl’s Holdings Limited.

(2)

Represents 2,920,000 Ordinary Shares held by Xiaowei Wang, the 100% owner of Gread Cause Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus.

(3)

Represents 600,000 Ordinary Shares held by Xu Dai, the 100% owner of Cloud Light Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus.

(4)	Represents an agreement of 1,750,000 Ordinary Shares held by four shareholders, each one of which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

Investors are purchasing securities of our holding company, GoodFaith Cayman, instead of securities of our PRC subsidiaries. We control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a variable interest entity (“VIE”) structure.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

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Risks Relating to Doing Business in the PRC

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions, are uncertain and could have a material adverse effect on our business, operations and the value of our Ordinary Shares (see page 13 of this prospectus);

●

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China can change quickly with little advance notice. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably (see page 13 of this prospectus);

●

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our PRC subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our ordinary shares may significantly decline or become worthless, which would materially affect the interest of the investors (see page 14 of this prospectus);

●

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers (see page 15 of this prospectus);

●

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws (see page 17 of this prospectus);

●

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ abilities to increase their registered capital or distribute profits to us, or may otherwise adversely affect us (see page 18 of this prospectus);

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China (see page 17 of this prospectus);

●

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see page 19 of this prospectus);

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 20 of this prospectus);

●

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see page 20 of this prospectus);

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (see page 21 of this prospectus);

●	Governmental control of currency conversion may affect the value of your investment and our payment of dividends (see page 22 of this prospectus);

●

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of GoodFaith WFOE, and dividends payable by GoodFaith WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits (see page 22 of this prospectus);

●

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, Ordinary Share price, and reputation (see page 23 of this prospectus);

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC (see page 23 of this prospectus);

●

A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering (see page 23 of this prospectus);

●

The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering (see page 25 of this prospectus);

●

The M&A Rules (as defined below) and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see page 26 of this prospectus); and

●

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain (see page 26 of this prospectus).

5

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●

The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results (see page 27 of this prospectus);

●	The industries we are in are still evolving, which makes it difficult to effectively assess our future prospects (see page 27 of this prospectus);

●

We operate a socially sensitive business and public complaints against the pre-approval and post-loan industry in general, or against us in particular, may materially and adversely affect our business, financial condition, and results of operations (see page 28 of this prospectus);

●	Our revenue would be adversely affected if our clients develop or adopt an alternative to our services (see page 28 of this prospectus);

●

Our operating history, and our experience in risk evaluation and the debt collection business, may not provide an adequate basis to judge our future prospects and results of operations (see page 28 of this prospectus);

●	Fraudulent activity could negatively impact our operating results, brand, and reputation, and cause the use of our risk evaluation services to decrease (see page 29 of this prospectus);

●	Market, economic and other conditions in China may adversely affect the demand for our products and services (see page 29 of this prospectus);

●

Our employees, including collection specialists, may violate our compliance policies and government rules and regulations during the repayment and collection management process (see page 29 of this prospectus);

●

We rely on our advanced technology, including artificial intelligence, our proprietary technology system, and digital technology, to offer risk evaluation and solvency assessment products and services. If our assessment model or the underlying algorithm lacks accuracy or fails to achieve clients’ goals, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations (see page 30 of this prospectus);

●

We rely on third parties to provide basic verification services to our clients. If such third parties, or critical staff of such third parties, are unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 30 of this prospectus);

●

Credit and other information we receive from third parties about borrowers may be inaccurate or may not accurately reflect a prospective borrower’s creditworthiness, which may compromise the accuracy of our credit assessment (see page 30 of this prospectus);

●

If our pre-approval risk evaluation and solvency assessments business do not achieve sufficient market acceptance, our financial results and competitive position will be harmed (see page 30 of this prospectus);

●	We face increasing competition, and if we do not compete effectively, our operating results could be harmed (see page 31 of this prospectus);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations (see page 31 of this prospectus);

●

We may not be able to manage the repayment and collection of consumer receivables efficiently and a decline in our ability to manage the repayment and collection of consumer receivables could adversely affect our ability to generate revenue and reputation (see page 33 of this prospectus);

●

Our ability to protect the confidential information of various parties, including loan applicants and delinquent debtors, may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions (see page 33 of this prospectus); and

●	We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations (see page 38 of this prospectus).

6

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

●

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see page 39 of this prospectus);

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares you purchased (see page 39 of this prospectus);

●

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 39 of this prospectus);

●	We will incur substantial increased costs as a result of being a public company(see page 40 of this prospectus);

●

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline (see page 40 of this prospectus);

●	We do not intend to pay dividends for the foreseeable future (see page 40 of this prospectus);

●

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline (see page 41 of this prospectus);

●

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 41 of this prospectus);

7

●

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 41 of this prospectus);

●

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer (see page 42 of this prospectus);

●

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 42 of this prospectus);

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control (see page 43 of this prospectus);

●

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares (see page 43 of this prospectus);

●

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 43 of this prospectus);

●

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences (see page 44 of this prospectus); and

●	Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act (see page 44 of this prospectus).

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

In the beginning of February 2020, we had to temporarily suspend our services due to government restrictions. Throughout the COVID-19 pandemic, we managed to promptly implement a series of response measures, including having our full work force resuming work remotely by the end of February. We fully resumed our operation on March 10, 2020 and the COVID-19 impact on our operating results and financial performance for fiscal year 2020 seems to be temporary. During the fiscal years ended December 31, 2021, the COVID-19 pandemic had a limited impact on the operating entities’ respective financial positions and operating results.

Nonetheless, the measures taken by government authorities to contain the virus, including travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns, may remain in place for a significant period of time and may adversely affect our business and results of operations. For example, after the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. As of the date of this prospectus, the instances of COVID-19 resurgences from time to time in various places in China have adversely affected our pre-approval risk assessment business. Meanwhile, the COVID-19 has also led to a rise in overdue loans, and consequently, our post-loan debt collection business has grown significantly. Overall, our revenue in the first half of fiscal year 2022 is expected to increase compared to the same period last year.

However, the emergence of such regional instances and the corresponding restrictive measures are beyond our control. The extent to which the COVID-19 pandemic may impact our PRC operating entities’ future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the operating entities are currently unable to quantify the expected impact of the COVID-19 pandemic on their future operations, financial condition, liquidity, and results of operations if the current situation continues. See “Risk Factors—Risks Related to Our Business and Industries—We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—COVID-19 Affecting Our Results of Operations.”

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering

As of the date of this prospectus, our PRC subsidiaries have obtained all necessary licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses and value-added telecommunications business licenses. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.

8

As of the date of this prospectus, our PRC counsel, AllBright, has advised us that, neither we nor our PRC subsidiaries are (1)  required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors, (2) are subject to approval requirements from the CSRC, the CAC, or any other entity to approve our operations in addition to the aforementioned necessary permissions, and (3) have been denied permissions by any PRC authorities to operate and issue our Ordinary Shares to foreign investors. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this prospectus, neither we nor any of our PRC subsidiaries have received any notice from any authorities identifying any of our PRC subsidiaries as a CIIO or requiring any of our PRC subsidiaries to go through a cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, AllBright, neither we nor any of our PRC subsidiaries are subject to cybersecurity review by the CAC, because neither we nor any of our PRC subsidiaries (i) actually purchase any internet products or services and our products and services are not offered directly to individual users, but rather are offered to our institutional clients; (ii) conduct our business based on the encrypted data provided by our institutional clients, which we do not own or have any access to; (iii) utilize data processed in our business that has a bearing on national security; and (iv) we are not an online platform operator. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors—Risks Relating to Doing Business in the PRC—We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

On December 24, 2021, the CSRC promulgated the draft of State Council Administrative Rules in respect of Overseas Securities Offering and Listing of Domestic Enterprise and the draft Recording Administrative Rules of Overseas Securities Offering and Listing of Domestic Enterprise, or the “New Overseas Listing Rules,” for public comments. The New Overseas Listing Rules, if they become law, will require Chinese companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three working days after submitting listing applications and subsequent amendments. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we (i) are unable to obtain or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approves in the future, then the value of our Ordinary Shares may depreciate significantly or become worthless. See “Regulations—Regulations Relating to M&A and Overseas Listings” and  “Risk Factors—Risks Relating to Doing Business in the PRC—PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China can change quickly with little advance notice. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably.”

For the fiscal years ended December 31, 2021 and 2020, our PRC operating entities did not make full social insurance and housing fund contributions for all employees as required under the relevant laws and regulations. As of December 31, 2021 and 2020, our PRC operating entities had outstanding social insurance payments payable in the aggregate amount of approximately $1,525,543 and $443,175, respectively. Our current shareholders have agreed to compensate us for the relevant fines, any outstanding sum, and any related costs and expenses arising from such noncompliance if imposed by the competent PRC authorities, and we have taken measures to implement our policy on the payment of social insurance and housing fund contributions for employees for the purpose of compliance with relevant PRC laws and regulations starting from June 2022. See “Risk Factors—Risks Related to Our Businesses and Industries—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.” In addition, As of December 31, 2021 and 2020, Shenzhen Xindesheng, one of our PRC operating entities, had under-declared tax payable in the aggregate amount of approximately $1,333,138 and $1,008,399, respectively. Although Shenzhen Xindesheng has not received any notice from the PRC tax authorities regarding the outstanding tax payment as of the date of this prospectus, it is possible that the Company may be subject to fines, late fees, and other penalties even if the Company makes such tax payments. To address the issue that may arise from Shenzhen Xindesheng’s previous failure to make adequate income tax payments, the Company has issued a letter of commitment stating that Suzhou GoodFaith and its subsidiaries (including Shenzhen Xindesheng) will pay any unpaid taxes before September 30, 2022. See “Risk Factors—Risks Related to Our Businesses and Industries—One of our PRC operating entities failed to make adequate income tax as required by PRC regulations previously, which may subject us to penalties.” As advised by our PRC counsel, AllBright, given the remedial measure we have taken to address our failure to make adequate income tax payments and make full contributions to the social insurance plans, the aforementioned noncompliance is unlikely to affect any permissions or approvals required for our operations in the PRC.

Dividend Distributions, Cash Transfer, and Tax Consequences

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, GoodFaith HK. GoodFaith HK will rely on payments made from Suzhou GoodFaith to GoodFaith WFOE and the distribution of such payments to GoodFaith HK as dividends from GoodFaith WFOE. Our finance department is supervising cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. Nonetheless, Shenzhen Xindesheng, one of our PRC subsidiaries, made dividends to its former shareholders for fiscal years from 2019 to 2021 before it was indirectly acquired by our Company on December 31, 2021. Specifically, the revised profit distribution in 2019, 2020, and 2021 were $149,366, $593,648, and nil, respectively. See “Note 10—Shareholders’ Equity—Dividends.”

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Under the Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries.

Current PRC regulations permit GoodFaith WFOE to pay dividends to GoodFaith HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, there can be no assurance that the PRC government will not intervene or impose other restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China or Hong Kong and adversely affect our business. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares, should we desire to do so in the future.

Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. GoodFaith HK may be considered a non-resident enterprise for tax purposes, so that any dividends GoodFaith WFOE pays to GoodFaith HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—Enterprise Taxation in Mainland China .”

In order for us to pay dividends to our shareholders, we will rely on payments made from Suzhou GoodFaith to GoodFaith WFOE and the distribution of such payments to GoodFaith HK as dividends from GoodFaith WFOE. Certain payments from Suzhou GoodFaith to GoodFaith WFOE are subject to PRC taxes, including business taxes and Value-Added Tax. If Suzhou GoodFaith and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such party’s ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, the requirement that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by GoodFaith WFOE to its immediate holding company, GoodFaith HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. GoodFaith HK intends to apply for the tax resident certificate if and when GoodFaith WFOE plans to declare and pay dividends to GoodFaith HK. See “Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of GoodFaith WFOE, and dividends payable by GoodFaith WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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Implications of Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●

are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●

are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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THE OFFERING

Ordinary Shares offered by us	[●] Ordinary Shares

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	10,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering

[●] Ordinary Shares assuming no exercise of the Underwriter’s over-allotment option and excluding [●] Ordinary Shares underlying the Underwriter Warrants

[●] Ordinary Shares assuming full exercise of the Underwriter’s over-allotment option and excluding [●] Ordinary Shares underlying the Underwriter Warrants

Listing	We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market.

Nasdaq Capital Market symbol	“[●]”

Transfer Agent	[●]

Over-allotment Option	We have granted to the Underwriter an option, exercisable within 45 days after the closing of the Offering, to purchase up to an aggregate of [●] additional Ordinary Shares.

Use of proceeds

We intend to use the proceeds from this offering for the establishment of more subsidiaries wholly owned by us and operating centers; development of technology including updating the service systems and expanding product and service offerings; our business expansion and growth; recruitment of new talent; and for working capital and other general corporate purposes. See “Use of Proceeds” on page [●] for more information.

Lock-up

All of our directors and officers and our principal shareholders ([●%] or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 13 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Underwriter’s Warrants

The registration statement of which this prospectus is a part also registers for sale the Underwriter’s Warrants to purchase Ordinary Shares equal to [8]% of the total number of Ordinary Shares sold in this offering, including the number of Ordinary Shares upon the exercise of the Underwriter’s over-allotment option, as a portion of the underwriting compensation payable to the Underwriter in connection with this offering. The Underwriter’s Warrants will be exercisable for a period of [five] years after the date of commencement of sales of Ordinary Shares in this offering at a per share exercise price of $[●] ([●]% of the public offering price of the Ordinary Shares, based on an assumed offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Please see “Underwriting—The Underwriter’s Warrants” for a description of these warrants.

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in the PRC

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions, are uncertain and could have a material adverse effect on our business, operations and the value of our Ordinary Shares.

The PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and reduce the value of such securities.

Furthermore, our Company, our PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect our PRC operating entities’ financial performance and operations. As of the date of this prospectus, neither our Company nor our PRC operating entities have received or were denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or our PRC operating entities will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China can change quickly with little advance notice. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our Company is subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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For example, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC promulgated the New Overseas Listing Rules for public comments. The New Overseas Listing Rules require Chinese domestic enterprise to complete filings with governmental authority and report related information. The Opinions, the New Overseas Listing Rules, and any related implementing rules to be enacted may subject us to compliance requirements in the future. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our PRC subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or become worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Furthermore, it is uncertain when and whether our Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, our PRC counsel, AllBright, has advised us that neither we nor our PRC subsidiaries are currently required to obtain permission from any of the PRC government authorities, nor have we received any denial to list on the U.S. exchange . However , our operations could be adversely affected, directly or indirectly, if we or our PRC subsidiaries inadvertently conclude that such permissions are not required, or if applicable laws, regulations , or interpretations change and we or our PRC subsidiaries are required to obtain such permissions in the future. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permissions from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC promulgated the New Overseas Listing Rules for public comments. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with governmental authorities and report pertinent information. The Opinions, the New Overseas Listing Rules, and any related implementation rules to be enacted may, subject us to additional compliance requirement in the future. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the MOF, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among other things, in addition to any “operator of critical information infrastructure,” or any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. While we believe that our operations are not affected by these opinions, as these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

According to our PRC counsel, AllBright, we may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC  issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, or the “2020 Review Measures,” which came into effect on June 1, 2020. According to the 2020 Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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In November 2016, the SCNPC passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the 2020 Review Measures, which became effective in June 2020. Pursuant to the 2020 Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. On December 28, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, Ministry of Stated Security, MOF, MOFCOM, PBOC, SAMR, National Radio and Television Administration, CSRC, National Administration of State Secrets Protection, and State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which took effect on February 15, 2022, and will replace the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. We do not know what additional regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the Cybersecurity Review Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect in November 2021. The Personal Information Protection Law provides that any entity involving processing of personal information (“Personal Information Processer”)shall take various measures to prevent the disclosure, modification or losing of the personal information processed by such entity, including, but not limited to, formulating a related internal management system and standard of operation, conducting classified management of personal information, taking safety technology measures to encrypt and de-identify the processed personal information, providing regular safety training and education for staff and formulating a personal information safety emergency accident plan. The Personal Information Protection Law further provides that a Personal Information Processer shall conduct a prior evaluation of the impact of personal information protection before the occurrence of various situations, including, but not limited to, processing of sensitive personal information (personal information that, once leaked or illegally used, may lead to discrimination against an individual or serious harm to an individual’s personal or property safety, including information on an individual’s ethnicity, religious beliefs, personal biological characteristics, medical health, financial accounts, personal whereabouts), using personal information to make automated decisions and providing personal information to any overseas entity. The Company’s business involves the processing of personal information of customers using our products or receiving our services, which may be deemed as sensitive personal information. If the Company does not take adequate measures to review and improve its mechanisms in protecting personal information pursuant to the new Personal Information Protection Law, such failure of personal information protection compliance could subject the Company to penalties, damage its reputation and brand and harm its business and results of operations.

Under the new PRC Data Security Law enacted in September, we are advised by PRC counsel, AllBright, that neither we nor any of our PRC subsidiaries are subject to the cybersecurity review by the CAC for this offering, given that: (i) our products and services are not offered directly to individual users, but rather are offered through our institutional clients; (ii) we do not possess a large amount of personal information in our servers, instead we are only given access to servers of our clients, where the data is encrypted and stored; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We believe that we have complied with the data privacy and personal information requirements of the CAC, as of the date of this prospectus. Neither the CAC nor any other PRC regulatory agency or administration has contacted our Company in connection with the operations of our PRC operating entities. As advised by AllBright, our PRC counsel, we are currently not required to obtain regulatory approval from the CAC nor from any other PRC authority for our PRC operating entities’ operations.

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Nonetheless, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, almost all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

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As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our PRC operating entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations previously, which may subject us to penalties.

According to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Regulations—Regulations on Employment and Social Welfare.” The requirement of social insurance and housing fund contributions has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations.

Pursuant to the PRC Social Insurance Law and the Regulations on Administration of Housing Funds, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. For the fiscal years ended December 31, 2021 and 2020, our PRC operating entities did not make full social insurance and housing fund contributions for all employees as required under the relevant laws and regulations. As of December 31, 2021 and 2020, our PRC operating entities had outstanding social insurance payments payable in the aggregate amount of approximately $1,525,543 and $443,175, respectively. They may be required to make up the social insurance contributions, as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If our PRC operating entities fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to the housing fund, our PRC operating entities may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. As a result, our business, financial condition, and results of operations may be adversely affected. We have taken measures to implement our policy on the payment of social insurance and housing fund contributions for employees for the purpose of compliance with relevant PRC laws and regulations starting from June 2022.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ abilities to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

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In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our current shareholders—Xiaofeng Fei, Xiaowei Wang, Xu Dai, Hong Yan, Yiwen Li, Chunqi Pan, Mingyu Li——have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ abilities to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans or providing additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amounts, and approval requirements.

Any loans made to GoodFaith WFOE, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans made by us to GoodFaith WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE, or filed with the SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to GoodFaith WFOE up to the larger amount of (i) the balance between the registered total investment amount and the registered capital of GoodFaith WFOE, respectively, or (ii) twice the amount of the net assets of GoodFaith WFOE, calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to GoodFaith WFOE or other PRC operating entities must also be filed and registered with the NDRC. We may also decide to finance GoodFaith WFOE by means of capital contributions. These capital contributions must be recorded with the MOFCOM or its local counterpart.

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to the domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation of prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our PRC operating entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC operating entities’ operations will be subject to statutory limits and restrictions, including those described above.

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In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since we sell a majority of the products of our brand partners in the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in the PRC, and our books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax, or “EIT,” purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the SAT specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

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If the PRC tax authorities determine that the actual management organ of GoodFaith Cayman is within the territory of China, GoodFaith Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our Ordinary Shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares. As of the date of this prospectus, GoodFaith Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, however we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017 and amended in June 2018, which, among other things, amended certain provisions in SAT Circular 7 and further clarified the tax payable declaration obligation by non-resident enterprise. Indirect transfer of an equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event we are assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiary, GoodFaith WFOE, may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China or Hong Kong and adversely affect our business. In addition, our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Such existing or potential limitations on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, GoodFaith Cayman may rely on dividend payments from our PRC subsidiary, GoodFaith WFOE, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, GoodFaith WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of GoodFaith WFOE, and dividends payable by GoodFaith WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. GoodFaith WFOE, one of our PRC subsidiaries, is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by GoodFaith WFOE to our Hong Kong subsidiary, in which case, we would be subject to the higher withholding tax rate of 10% on dividends received.

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If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, Ordinary Share price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange or in the over-the-counter trading market in the United States. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG,” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

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On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we are listed on the Nasdaq Capital Market and fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC, and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our Ordinary Shares in the United States.

On December 18, 2020, the HFCA Act, was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or in the over-the-counter trading market in the United States or through other methods.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

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The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed  its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then companies audited by those firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

Our auditor, UHY LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, and has been inspected by the PCAOB on a regular basis, with the last inspection in 2019. Therefore, As of the date of this prospectus, our auditor is not subject to the PCAOB determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, there is no assurance that our auditor, following our initial public offering, would be subject to PCAOB inspection. Additionally, the recent developments have added uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. Our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. A termination in the trading our of securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities.

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our securities on the Nasdaq Capital Market, which could materially impair the market for and the market price of our securities.

The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC legal counsel has advised us, based on their understanding of the current PRC law, rules, and regulations, that CSRC approval is not required for the listing and trading of our shares on the Nasdaq Capital Market in the context of this offering, given that (i) the CSRC currently has not issued any definitive rules or interpretations concerning whether offerings under this prospectus are subject to the M&A Rule; and (ii) we established GoodFaith WFOE by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules.

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Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by GoodFaith WFOE or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

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Risks Related to Our Businesses and Industries

The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results.

The Company’s operations are subject to evolving regulatory oversight by the Chinese governmental and local regulatory authorities. As the Chinese financial sector grows, applicable laws, rules, and regulations are evolving. Any changes in laws and regulations applicable to our operations may increase our cost of compliance or may force us to revise our business plan or cease some aspects of our operations. If we fail to continuously comply with applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension of all or part of our business operations. Furthermore, the Chinese governmental and local authorities may institute new licensing requirements applicable to our current or future operations. If such licensing requirements were introduced, we cannot assure you that we would be able to obtain any newly required license promptly, or at all, which could materially and adversely affect our business.

The industries we are in are still evolving, which makes it difficult to effectively assess our future prospects.

The industries in which we operate, including the intelligent risk management and debt collection business, in the PRC are still in evolving stages. The regulatory framework for these industries remains uncertain for the foreseeable future. Many market players in these industries, including us, are inexperienced in responding effectively to market changes and steadily sustaining the growth of business when the industries enter a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter, given the rapidly evolving markets in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive product and services;

●	broaden our prospective customer bases across all business lines;

●	increase the utilization of our products and services by existing customers as well as new customers;

●	maintain and enhance our relationship and business collaboration with our partners, including, but not limited to, developing cooperative relationships with new commercial banks;

●	navigate a complex and evolving regulatory environment in China;
●	improve our operational efficiency;

●	attract, retain and motivate talented employees to support our business growth;

●

enhance our technology infrastructure to support the growth of our business, maintain the security of our systems, and safeguard the confidentiality of the information provided and utilized across our systems;

●	navigate economic conditions and fluctuation; and

●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

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We operate a socially sensitive business. Public complaints against the debt collection industry in general, or against us in particular, may materially and adversely affect our business, financial condition and results of operations.

The general public may have certain misconceptions about the debt collection industry, such as the perceived use of unlawful means to collect debts. Given the growth of collection service providers in China, the contentious nature associated with debt collection, the unpredictability of borrower behavior, and the inflow of small-scale market participants with weak compliance protocols, the post-loan debt collection industry is subject to potentially higher and unpredictable government scrutiny. Such development could subject our operations to regulatory restrictions, government investigations, administrative fines, and increased compliance requirements. As a result, our business and our ability to generate revenue could be materially and adversely affected.

Furthermore, negative publicity about our industry and business creates the possibility of heightened attention from the public, the media and government regulators. From time to time, complaints or allegations against us, regardless of their veracity, may result in negative publicity, which in turn could result in government inquiry or reputational harm. There is no assurance that we would not become a target for public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation, business, and prospects. Furthermore, we rely heavily on our reputation to develop and maintain client relationships. Our prospective clients, including commercial banks, may refuse to work with us if we suffer from a tarnished reputation, since any perceived or actual violation of laws and regulations by service providers could increase our clients’ regulatory risks. As such, our business is particularly vulnerable to negative media coverage and negative publicity.

In addition, our directors and management may become subject to scrutiny by the media and the public regarding our business, which may result in unverified, inaccurate or misleading information about our directors and management being reported by the press. Negative publicity about our directors or management, even if untrue or inaccurate, may harm our reputation.

Our revenue would be adversely affected if our clients develop or adopt an alternative to our services.

If our prospective clients, including commercial banks and other financial institutions, decide to develop their own risk evaluation and loan collection solution or platform internally or rely on their in-house collection team and other service providers, our debt collection business could be adversely affected. Since our success partially depends on our ability to use our advanced technology system, clients resorting to such alternate systems may deprive us of our competitive advantage. In addition, our clients may decide against the use of third-party service providers altogether by relying on internal and proprietary resources, which could result in reduced revenue.

Our operating history, and our experience in risk evaluation and the debt collection business, may not provide an adequate basis to judge our future prospects and results of operations.

As we launched our credit loan risk management business in 2015 and debt collection services in 2014, we only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the running-in period. They may still be in the process of exploring approaches to running our Company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

We have limited experience in most aspects of our business operation, such as service and product offerings, credit assessment, risk management, and the development of long-term relationships with commercial banks, non-bank financial institutions and other business partners. As our businesses develop or in response to competition, we may continue to introduce new products and services, adjust our existing products and service profile, or make changes to our business operation in general. Any significant change to our business model may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Furthermore, in addition to our existing product and services offerings, we may also from time to time explore other growth opportunities, such as broadening our customer base and seeking strategic partnerships to enter new markets that are complementary to our existing business lines. These initiatives may have different impacts on our operation, including the potential cannibalization of existing services. Failure to manage our expansion may have unexpected materially adverse effect on our financial condition and results of operation.

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Our employees, including collection specialists, may violate our compliance policies and government rules and regulations during the repayment and collection management process.

We have compliance policies to instruct and guide our employees during the repayment and collection management process to comply with government rules and regulations. However, our employees, such as our collection specialists, may not comply with our compliance policies and may violate laws and regulations in the repayment and collection management process. They may make verbal or written threats of physical harm, use vulgar or inappropriate language, or agree to unauthorized repayment arrangements with borrowers, among other actions, to increase the likelihood of collection. They may use illegal tactics, such as impersonation of government officials or fabrication of documents to exert influence over borrowers. They may solicit loan applicants’ personal information illegally and sell such information to third parties for their personal financial gains.

Although these are individual acts, such acts may still adversely affect our business, cause reputational damage, or result in monetary penalties or loss of business. If the violations are severe, our clients may terminate our services and cease cooperation with us in the future. In addition, the government may investigate our operations for potential violations of government rules and regulations, which may interrupt our normal operations, and we may be subject to administrative penalties such as monetary penalties or, in the most severe circumstances, suspension of our loan repayment and collection management business.

Fraudulent activity could negatively impact our operating results, brand, and reputation, and cause the use of our risk evaluation services to decrease.

We are subject to the risk of fraudulent activity associated with loan applicants and parties handling loan application and processing information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject her loan application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. A significant increase in fraudulent activities could negatively impact our brand and reputation, discourage commercial banks from collaborating with us, reduce the total amount of loans originated by commercial banks that have partnered with us, and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, reputation, financial condition, and results of operations in the future.

Market, economic and other conditions in China may adversely affect the demand for our products and services.

Loan services depend upon the overall level of economic conditions and consumer spending in China. A sustained deterioration in the general economic conditions in China, including any turmoil in the economy, reductions in household disposable income, distresses in financial markets, or reduced market liquidity, as well as increased government intervention, may reduce the number of our customers. Small-to-medium size business owners, in particular, are more susceptible to adverse changes in market, economic and regulatory conditions and the level of consumption in China. As a result, the demand for our existing and new repayment services could decrease, and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the following:

●	fluctuations in consumer demand, which reflect the prevailing economic and demographic conditions;

●	low levels of consumer and business confidence associated with recessionary environments, which may in turn reduce consumer spending;

●	financial institutions restricting credit lines to existing cardholders or limiting the issuance of new cards to mitigate cardholder defaults; and\or

●

government intervention and regulation, and/or reduction in government investments in our customers, such as governmental funding for social welfare programs and infrastructure or reductions in consumer taxes, that may reduce consumer desire to use our products and services.

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We rely on our advanced technology, including artificial intelligence, our proprietary technology system, and digital technology, to offer risk evaluation and solvency assessment products and services. If our assessment model or the underlying algorithm lacks accuracy or fails to achieve clients’ goals, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract new clients to, and build trust in, our pre-approval risk evaluation business is significantly dependent on our ability to effectively evaluate loan applicants’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment model and an asset-driven, disciplined risk management approach to minimize a loan applicant’s default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities not only enable our commercial bank clients to select high-quality borrowers whose financial conditions and personal backgrounds satisfy them, but also protect them from against lending more than they may be able to recover in the event of default. For details on our credit assessment and risk management approach, see “Business—Our Products and Services—Risk Evaluation and Solvency Assessment Products and Services—Credit Loan Pre-approval Stage.” While we are constantly training, updating and optimizing our products using new data, there can be no assurance that our risk management measures will allow us to identify or appropriately assess whether the interest and principal payments due on a loan will be repaid when due, or at all.

We also rely on analytical models (both models developed by us and those supplied by third parties) and information and data (both generated by us and supplied by third parties). Models and data will be used to make projections on loan applicants’ ability to repay loans. When models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon might not be reliable. Some of the analytical models we use are predictive in nature. For example, through our pre-approval risk warning scoring model, or the “Pre-approval Risk Warning Scoring,” we process anonymous application information, collected and provided by our clients such as banks and financial institutions through a secure and encrypted transmission to our Contractual Capacity Scoring system, to calculate each applicant’s probability of being delinquent for more than thirty (30) days. Applicants with high probability of being delinquent for more than thirty (30) days will be identified as an applicant with risks. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to volatility in results. In addition, the predictive models used by us may differ substantially from those models used by our competitors. Our business, financial condition, and results of operations could be materially impaired, in the event the analytical models or information data we rely on are found to be incorrect, misleading or incomplete.

We rely on third parties to provide basic verification services to our clients. If such third parties, or critical staff of such third parties, are unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on certain third-party service providers for our basic verification products and services. See “Business—Products and Services—Risk Evaluation and Solvency Assessment Products and Services - Credit Loan Pre-approval Stage—Our Products and Services for Risk Evaluation and Solvency Assessment—Basic Verification.” For example, we purchased brief verification, portrait comparison, and watchlist scoring services from such third-party service providers. In particular, brief verification services are used to verify loan applicants' names, ID numbers, start and end dates of their ID cards, their driving license information, and the validity of driving licenses. The portrait comparison service is an on-site verification used to confirm whether the documents presented by a loan applicant are attributable to that particular loan applicant, and the watchlist scoring service is used to determine a loan applicant's default risk. If such third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative resource in a timely and cost-efficient manner or at all. Even though the services we rely upon are usually subject to pay-per-use schedules, we do maintain a few fixed-term contracts, and we cannot assure you that we can renew any such contracts once they expire, or we can renew them with the term we desire. Such service providers may also be demanded by their customers not to work with us, or may form alliances to seek better terms dealing with us. Even though our business does not substantially depend on any particular third-party service providers, the above-mentioned occurrences may result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention, and financial harm. Such occurrences could negatively impact our business, financial condition, and results of operations.

Credit and other information we receive from third parties about borrowers may be inaccurate or may not accurately reflect a prospective borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For credit assessment purposes, we obtain certain information of the prospective borrowers from our clients directly, including commercial banks or other financial institutions. Such information may not be complete, accurate, or reliable, especially in instances in which some of the data needs to be anonymized for safety concerns. Our credit assessment may not reflect that particular loan applicant’s actual creditworthiness because the assessment may be based on outdated, incomplete, or inaccurate borrower information. Such occurrences could negatively impact our business, financial condition, and results of operations.

If our pre-approval risk evaluation and solvency assessments business do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our pre-approval risk evaluation and solvency assessment business could fail to attain sufficient market acceptance for many reasons, including, but not limited to, any of the following:

●	there may be defects, errors, or failures in our credit assessment and risk management process;

●	there may be negative publicity about our risk evaluation and solvency assessment services;

●	regulatory authorities may take the view that our existing and new recommendation services do not comply with PRC laws, regulations, or rules applicable to us; and\or

●	there may be competing products or services introduced or anticipated to be introduced by our competitors.

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If our pre-approval risk evaluation and solvency assessment services do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

The industries in which we are operating are competitive and evolving. With respect to pre-approval risk evaluation and solvency assessment business, we compete with market players, such as Tongdun Technology Co., Ltd., Bairong Yunchuang Technology Co., Ltd., and Shanghai Bingjian Information Technology Co., Ltd. For post-loan delinquent debit collection services, our major competitors include Hunan Yongxiong Asset Management Group Co., Ltd., Shenzhen Shenjuyuan Credit Consulting Co., Ltd., Guangdong Delv Credit Management Co., Ltd., and Huadao Data Co., Ltd.

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive pool of borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may offer risk assessment services of their own. Such institutions are likely more experienced in financial product development and risk management and able to devote greater resource to the development, promotion, sale and technical support, and, thus, may gain a competitive edge against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Our competitors may be better at developing new services and products, responding to new technologies, charging lower fees on products and services and undertaking more extensive marketing campaigns. When new competitors seek to enter our targeted markets, or when existing market participants seek to increase their market share, they sometimes undercut product and service pricing and/or terms prevalent in the markets, which could adversely affect our market share or ability to capture new market opportunities. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

●	maintain the quality and reliability of our products and services;

●	provide our customers with a satisfactory and distinguished customer experience;

●	enhance and improve our credit assessment model, risk management system, and IT infrastructure;

●	effectively manage and resolve customer complaints; and

●	effectively protect personal information and privacy of customers and business partners.

Any malicious or innocent negative allegation made by the media or other parties about our Company, including, but not limited to, aspects of our Company with respect to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the industries in which we operate are still evolving, negative publicity may arise from time to time. Negative publicity about China’s financial industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

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In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their business practices and any failure by them to adequately protect confidential information, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation. Furthermore, any negative development in the financial industry in China, such as bankruptcies or failures of finance platforms, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our ability to acquire new customers and establish new strategic partnerships.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to a variety of business activities, including, but not limited to, interacting with potential and existing customers, processing large numbers of transactions, and supporting the loan repayment and collection management process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with our customers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which we do not control.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure by relevant regulatory authorities. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our business may be harmed.

We are highly dependent on IT systems, and an interruption or error in those systems could have an adverse effect on our business and results of operations.

Our business is materially dependent on our proprietary IT systems. For example, during the credit loan pre-approval stage, we utilize our self-developed artificial intelligent system developed based on machine learning models and digital technology to offer risk evaluation and solvency assessment products and services to our clients. During the post-loan stage, other than the portals offered by banks or financial institutions, we rely on two collection operating portals we acquired to navigate through the collection process. Development and maintenance of our technology infrastructure are complex, expensive, and time-consuming, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our operating portal and IT systems from functioning properly and consequently adversely affect our information infrastructure and our business. If our IT systems cease to work, become unavailable, or experience significant interruption, we may be prevented from operating business normally.

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Our business also depends on the efficient and uninterrupted operation of our computer systems. All our computer hardware and our computing services are currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient, and we currently do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our offices in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our business and loss of data for us. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could materially and adversely affect our business, financial condition, and results of operations.

Our internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our internal systems—including the pre-approval artificial intelligent system, two post-loan collection operating portals, and other systems utilized in our operations—rely on software that is highly technical and complex. In addition, our internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for financial institutions and commercial banks that we partner with, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or business partners, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

If we are not able to respond to technological advances in a timely manner, we may not remain competitive.

Our success depends in a large part on our technology and IT infrastructure, such as the pre-approval artificial intelligent system and its machine learning technologies. If we are not able to respond to advances in telecommunications and computer technologies in a timely manner, we may not be able to remain competitive. We have made significant investments in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Although we will continue to devote significant resources to enhance and develop our technologies, we cannot assure you that we will have the capital resources available to invest in new technologies, and we may not be able to implement technology updates on a timely basis, or at all. In addition, new technologies may not succeed or integrate well with our existing systems and infrastructure, and even if integrated, may not function as expected. As telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, we may not be successful in anticipating new technology trends or adopt technological changes on a timely basis. If any of the foregoing were to occur in the future, our business and results of operation could be materially adversely affected.

We may not be able to manage the repayment and collection of consumer receivables efficiently and a decline in our ability to manage the repayment and collection of consumer receivables could adversely affect our ability to generate revenue and reputation.

The success of our post-loan delinquent debt collection business depends on our ability to manage the repayment and collection of such loans efficiently. We do not purchase any of delinquent loans for which we assist with delinquent debt collection. Instead, we collect commissions from our clients based on the amount of delinquent loans we successfully collect. Furthermore, we have been able to establish our industry reputation largely because we have been able to manage the repayment and collection of these loans efficiently. Our ability to manage the repayment and collection of consumer loans may be adversely affected by, among other factors, the borrowers’ inability to repay during economic downturns, the age of the loans, or any issue with our operating portal. If we are unable to manage the repayment and collection of consumer loans efficiently in the future, our business, financial condition and results of operations could be significantly and adversely impacted.

Our ability to protect the confidential information of various parties, including loan applicants and delinquent debtors, may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

We collect, store, and process certain personal and other sensitive data from various parties, including but not limited to loan applicants, delinquent debtors, commercial banks, and non-bank financial institutions, which makes it an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our customers, including borrowers, investors, and merchants, could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

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Meanwhile, if there is any failure by us to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you any result for us litigations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient for providing us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or authorized third-party service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products and services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Pursuant to PRC laws and regulations, our PRC operating entities are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. For the fiscal years ended December 31, 2021 and 2020, our PRC operating entities did not make full contributions to the social insurance plans as required under the relevant laws and regulations. As of December 31, 2021 and 2020, they had outstanding social insurance payments payable in the aggregate amount of approximately $1,525,543 and $443,175, respectively. Although they have not received any notice from the relevant local government authorities regarding the outstanding contributions, we cannot assure you that the relevant local government authorities will not require our PRC operating entities to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the authority, which may materially and adversely affect our business, financial condition and results of operations. We have not made any accruals for late fees and fines that may be imposed by the relevant local government authorities in the financial statements. We have not received any inquiry, notice, warning, or sanctions regarding such late fees or fines, and the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. In addition, our current shareholders had agreed to compensate us for the relevant fines, any outstanding sum, and any related costs and expenses arising from such noncompliance if imposed by the competent PRC authorities. We have taken measures to implement our policy on the payment of social insurance and housing fund contributions for employees for the purpose of compliance with relevant PRC laws and regulations starting from June 2022.

One of our PRC operating entities failed to make adequate income tax as required by PRC regulations previously, which may subject us to penalties.

Shenzhen Xindesheng, one of our PRC operating entities, did not properly file the tax return with the State Administration of Taxation (the “SAT”) and pay related enterprise income taxes in a timely manner for the fiscal years from 2017 to 2021. As of December 31, 2021 and 2020, Shenzhen Xindesheng had under-declared tax payable in the aggregate amount of approximately $1,333,138 and $1,008,399, respectively. According to the Tax Collection and Administration Law of the PRC, promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, if a taxpayer fails to pay taxes due or fails to remit tax payments within required time limits, the PRC taxation authorities shall order the taxpayer or the withholding agent thereof to pay or remit the tax within a specified time limit and impose a penalty for late payment at the rate of 0.05% per day of the outstanding amount from the due date. Notably, a taxpayer commits tax evasion if he (i) forges, alters, conceals, or destroys without authorization accounting books or vouchers for the accounts, (ii) overstates expenses or omits or understates incomes in the accounting books, or (iii) refuses to make tax declaration after being notified by the PRC tax authority to do so, makes false tax declaration, or fails to pay or underpays the amount of tax payable. In addition, where taxpayers commit such tax evasion, they (i) are required to make up the tax payment due and pay late fees, and (ii) shall be fined not less than 50% but not more than five times the amount of tax such taxpayers fail to pay or underpay; where a crime is constituted, such taxpayers shall be investigated for criminal liability in accordance with the applicable PRC laws. According to the Criminal Law of the PRC, promulgated by the NPC on July 1, 1979 and most recently amended by SCNPC in 2020, if taxpayers resort to deception or concealment to make false tax declarations or fail to declare, evading the payment of a relatively large amount of tax that accounts for more than 10% of the tax payable, such taxpayers shall be sentenced to fixed-term imprisonment of not more than three years or criminal detention, and shall also be fined; those who account for more than 30% of the taxable amount shall be sentenced to fixed-term imprisonment of not less than three years but not more than seven years and shall also be fined. If taxpayers who commit the aforementioned tax evasion, upon receiving a notice of recovery from the PRC tax authority, make up the tax payable including the late fees and have received an administrative penalty, they shall not be investigated for criminal liabilities, except in cases where such taxpayers have been received criminal punishment for evading tax payment or have been subject to two or more administrative penalties imposed by the PRC tax authority within five years.

As of the date of this prospectus, Shenzhen Xindesheng has not received any notice from the PRC tax authorities regarding the outstanding tax payment. It is, however, possible that the Company may be subject to fines, late fees, and other penalties even if the Company makes such tax payments. As a result, our business, financial condition, and results of operations may be adversely affected. In this regard, for the years ended December 31, 2021 and 2020, our Company has recognized an accrued tax penalties and interest of $774,584 and $370,462, respectively, which are mainly related to estimated tax payable for under-declared income to the tax authority for fiscal years from 2017 to 2020. The tax penalty is calculated at 50% of estimated under-declared corporate income tax payable and interest is based on 0.05% per day for the estimated under-declared corporate income tax payable since the income tax settlement date on the following May 31 for each fiscal year. As of May 31, 2022, Shenzhen Xindesheng may become subject to a tax penalty and interest in respect of its estimated under-declared corporate income tax payable for fiscal year 2021. To address the issue that may arise from Shenzhen Xindesheng’s previous failure to make adequate income tax payments, the Company has issued a letter of commitment stating that Suzhou GoodFaith and its subsidiaries (including Shenzhen Xindesheng) will pay any unpaid taxes before September 30, 2022. If the Company does so within the time period as scheduled, it expects to be exempted from any criminal liability, given that the Company and its PRC subsidiaries have not been subject to any other criminal or administrative penalties for evading taxes within the last five years. See “Note 9 — Accrued Expenses And Other Current Liabilities” in the notes to our consolidated financial statements.

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Our business depends on the continued efforts of our management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our management, particularly the executive officers named in this prospectus, and teams in charge of our risk management, research and development, customer relationship management, and collaboration with academic institutions. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors, form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our business. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

●	the inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	the diversion of managements time and resources from our daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with borrowers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	the assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk of liability;

●	the failure to successfully further develop the acquired technology;

●

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in, or acquisition of, new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, technology infrastructure and IT system maintenance and upgrade, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and our operational efficiency could diminish, resulting in a material adverse effect to our business.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our business has grown substantially since our inception, and we anticipate that growth to continue. Toward this end, we strive to expand our client base and improve our brand recognition as a national service provider for pre-approval risk management and post-loan debt collection. In addition, we intend to continue investing in data analytics and information technology. Starting from 2023, we also plan to establish five new operation centers for our post-loan debt collection business in the following two years through investments or mergers and acquisitions. Such expansions may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing, and integrating new employees, our business, financial condition, and results of operations may be materially harmed.

Our future results of operations also depend largely on our ability to execute our future plans successfully. Our continued growth may subject us to additional challenges and constraints. Specifically, we may have difficulty developing clients due to: (i) fluctuations in market demand, especially in the post-loan debt collection market; (ii) uncertainties about the adverse effects of potential financial regulatory policies on pre-approval risk management and post-loan debt collection; and (iii) uncertainties as to the customer satisfaction with existing services. Regarding technology development, we may encounter difficulties and uncertainties mainly as a result of (a) the effectiveness of the products we develop; (b) whether our technology updates can keep up with the rapid changes in market demand; and (c) the acceptance of our innovative products by customers. The potential investment or mergers and acquisitions may present us with challenges and difficulties, primarily because of (1) uncertainties regarding the willingness of a target company to cooperate; (2) whether we have sufficient capital reserves; and (3) the legal risks associated with mergers and acquisitions.

All of the aforementioned endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. Besides, there is no assurance that the investment to be made by our Company as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

We rely on third-party agencies to provide outsourced collection specialists in connection with our post-loan debt collection business, and any disruption to the provision of such outsourced collection specialists could materially and adversely affect our business, financial condition, and results of operations.

Our post-loan debt collection business will depend, in large part, on our ability to retain a team of experienced collection specialists who are qualified to conduct direct negotiations with debtors. As of the date of this prospectus, we have approximately 250 full-time employed collection specialists and 650 outsourced collection specialists. See “Business—Employee.” Shenzhen Xindesheng, one of our PRC subsidiaries, entered into outsourcing agreements with a third-party agency who would provide such outsourced collection specialists for Shenzhen Xindesheng’s post-loan debt collection services. However, as we expect to renew our outsourcing agreements with such third-party agencies for the provision of such outsourced collection specialists, we cannot assure you that we will be able to maintain such a partnership at the same level, or at all. Such third-party agencies are subject to their own unique operational and financial risks, which are beyond our control. If the third-party agencies breach, terminate, or decide to not renew the outsourcing agreements with us or experience significant disruption to their operations, we will be required to find a substitute for the provision of a sufficient number of outsourced collection specialists in order to continually maintain our daily debt collection services. If we are unable to do so in a timely or cost-effective manner, we could suffer severe interruptions to our post-loan debt collection services, which could result in a decrease in the total annual amount of delinquent credit loan debt we successfully collected. As a result, our business, financial condition, and results of operations may be adversely affected.

Our Post-loan debt collection business primarily relies on outsourced collection specialists and such employment practices may be deemed as noncompliant with labor-related laws and regulations in China, which may adversely affect our financial performance and business prospects.

As of the date of this prospectus, we have approximately 250 full-time employed collection specialists and 650 outsourced collection specialists. See “Business—Employee.” Specifically, Shenzhen Xindesheng, one of our PRC subsidiaries, entered into outsourcing agreements with a third-party agency who would provide such outsourced collection specialists for Shenzhen Xindesheng’s post-loan debt collection services. As we have been subject to stricter labor-related regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees, we cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to the interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees or subject to administrative penalties. As a result, our business, financial condition, and results of operations may be adversely affected.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, and results of operations.

We depend on our customer service representatives to provide assistance to clients using our services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If our customer service representatives fail to satisfy our customers’ individual needs, we may incur reputational harms and lose potential or existing business opportunities with our existing clients, which could have a material adverse effect on our business, financial condition, and results of operations.

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Our largest clients generate a significant portion of our revenue and our business may rely on a few suppliers that account for more than 10% of our total purchase. Any interruption in operations in such major clients or suppliers may have an adverse effect on our business, financial condition, and results of operations.

During the fiscal years ended December 31, 2021 and 2020, we derived most of our revenue from a few clients. Specifically, for the fiscal year ended December 31, 2021, three clients accounted for 49%, 15%, and 13% of our total revenue, respectively. As of December 31, 2021, two clients accounted for 37% and 26% of our total accounts receivable, respectively. For the fiscal year ended December 31, 2020, one client accounted for 60% of our total revenue. As of December 31, 2020, four clients accounted for 18%, 16%, 13%, and 20% of our total accounts receivable, respectively. These clients are generally able to reduce or cancel spending on our services on short notice for any reason. A number of factors, including our performance, that could result in the loss of, or decrease in the volume of business from, a client. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these clients at the same level, or at all. The loss of business from one or more of these significant clients could materially and adversely affect our revenue and profitability. Furthermore, if any significant client terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all.

In addition, we depend upon a limited number of major suppliers. Specifically, during the fiscal year ended December 31, 2021, the top three suppliers—Supplier A, Shanghai Beiming Data Technology Co., Ltd. (“Beiming Data”) and Suppliers B and C (as represented in Note 12 to the Consolidated Financial Statements)—accounted for 28%, 11%, and 10% of our total purchase, respectively. For the fiscal year ended December 31, 2020, the top two suppliers (Beiming Data  and Supplier D) accounted for 21% and 17% of our total purchase, respectively. See “NOTE 12. CONCENTRATION OF CREDIT RISK.” Specifically, we purchased data verification services from Beiming Data and outsourcing management services from Suppliers B, C, and D. We cannot ensure that we will have no concentration of suppliers in the future. Such third-party suppliers are run by independent entities that are subject to their own unique operational and financial risks, which are beyond our control. If any of these suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into arrangements with one or more replacement suppliers. Finding alternative suppliers could involve significant delays and other costs and these suppliers may not be available to us on reasonable terms or at all. As a result, any such event could harm our business and financial results and result in lost or deferred revenue.

One of our shareholders will own approximately [ ●]% of our Ordinary Shares after the completion of the proposed offering.

If we sell [●] ordinary shares in this offering (excluding any shares that may be sold as a result of the underwriter’s over-allotment option), one of our shareholders will beneficially own, in the aggregate, approximately [●]% of our ordinary shares, and two members of our management will beneficially own approximately [●]% of our ordinary shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of this shareholder.

In addition, Nasdaq provides a “controlled company,” a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity, or group, with exemptions from certain corporate governance requirements, including the requirement that a majority of its board of directors consist of independent directors. While we will not be a “controlled company” after the offering pursuant to Nasdaq rules, if a shareholder beneficially own approximately [●]% of our ordinary shares, we could become a “controlled company.” If we become a “controlled company,” we may elect to rely on certain exemptions from Nasdaq’s corporate governance rules. In such a case, you may not have the same protection afforded to shareholders of companies that are subject to those corporate governance requirements.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption or destruction in a geographic region of China in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease, including the COVID-19 pandemic. The COVID-19 pandemic has already significantly affected our overall business, results of operation, and financial conditions for the fiscal year 2020. Specifically, the COVID-19 pandemic gave rise to economic downturns and other significant changes in regional and global economic conditions. As a result, loan applicants’ default and delinquency risks increased, as they experienced unemployment or generated less income. Subsequently, higher default and delinquency risks required us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business and posed risk-management challenges for our risk evaluation and solvency assessment business, increasing our operating costs. As the majority of our merchant customers are retailers whose businesses were adversely affected by the COVID-19 pandemic, the COVID-19 pandemic caused our merchant customers to stop or delay using our services, adversely impacting our revenue from these businesses.

Any significant disruption to communications and travel, including travel restrictions and other potential protective quarantine measures by governmental agencies, also increase difficulty in our operations and could make it impossible for us to conduct on-site inspection of collateralized properties, which is a necessary step of our credit assessment and risk management process. Accordingly, travel restrictions and protective measures caused the Company to incur additional unexpected labor costs and expenses and restrained our ability to retain the highly skilled personnel we needed for our operations, adversely affecting our business and results of operation.

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In the beginning of February 2020, we had to temporarily suspend our services due to government restrictions. Throughout the COVID-19 pandemic, we managed to promptly implement a series of response measures, including having our full work force resuming work remotely by the end of February. We fully resumed our operation on March 10, 2020 and the COVID-19 impact on our operating results and financial performance for fiscal year 2020 seems to be temporary. During the fiscal years ended December 31, 2021, the COVID-19 pandemic did not have a material impact on the PRC operating entities’ respective financial positions and operating results. However, the measures taken by government authorities to contain the virus, including travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns, may remain in place for a significant period of time and may adversely affect our business and results of operations. For example, after the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. As of the date of this prospectus, the instances of COVID-19 resurgences from time to time in various places in China have adversely affected our pre-approval risk assessment business. Meanwhile, the COVID-19 has also led to a rise in overdue loans, and consequently, our post-loan debt collection business has grown significantly. Overall, our revenue in the first half of fiscal year 2022 is expected to increase compared to the same period last year. Nonetheless, the emergence of such regional instances and the corresponding restrictive measures are beyond our control. If additional waves of COVID-19 occur in the regions in which we operate or globally and cannot be contained, the risks set forth in this prospectus may be exacerbated or accelerated at a heightened level. Should a COVID-19 resurgence in China negatively affect our execution of customer contracts and collection of customer payments, it may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of any future impact of COVID-19 on our business is still highly uncertain and cannot be predicted as of the date of this prospectus.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications and reports, including the Frost & Sullivan Report which we commissioned. Statistical data in these publications also include projections based on a number of assumptions. While we have not independently verified the data and information contained therein and such data and information may have been collected using third-party methodologies, we believe that the data and information, including projections based on a number of assumptions, from these third-party publications and reports used in this prospectus is reliable. However, the industries in which we operate may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly evolving nature of these industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the industries in which we operate. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We rely on assumptions and estimates to calculate certain key operating metrics and inaccuracies in such metrics may harm our reputation and adversely affect our business.

Certain key operating metrics in this prospectus are calculated using our internal data that have not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are some challenges in measuring those metrics. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.

Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If we discover material inaccuracies in our operating metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business and operating results.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, our insurance policies currently do not cover certain types of losses or claims, including (i) losses caused by natural disasters or accidents in the areas where our properties are located; (ii) the death, injuries, or occupational diseases incurred by our employees resulting from accidents related to or as a consequence of engaging in work within the scope of their employment; and (iii) damages and losses caused by accidents in public places where our PRC operating entities assume the compensation responsibility pursuant to applicable laws. The occurrence of uninsured losses, damages, or incidents could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

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Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the Underwriter and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of proper systems, procedures, and segregation of duties in place to ensure effective supervision and monitoring of the financial reporting process; and (iii) a lack of a formal policy to monitor and approve related party transactions, to identify all related parties and ensure that all significant related party transactions have been properly accounted for and disclosed.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.

We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 10,000,000 Ordinary Shares is outstanding before the consummation of this offering. An aggregate of [●] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no exercise of the over-allotment option, and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming the full exercise of the over-allotment option. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

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If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

43

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●

a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an Emerging Growth Company.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

44

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders .

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●

The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—PFIC.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

45

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	uncertainty about the further spread of the COVID-19 virus and the impact it may still have on the Company’s operations, the demand for the Company’s products, and economic activity in general;

●	trends and competition in the pre-approval risk evaluation and delinquent debt collection services industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may continue to have on the Company’s operations, the demand for the Company’s services and economic activities in general. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the pre-approval risk evaluation and post-loan delinquent debt collection services industries in China. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The pre-approval risk management and post-loan delinquent debt collection industries may not grow at the rate projected by industry data, or at all. The failure of these industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the pre-approval risk evaluation and post-loan delinquent debt collection services industries subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

46

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, the majority of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel with respect to the laws of the Cayman Islands, and AllBright, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

AllBright has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. AllBright has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

47

USE OF PROCEEDS

We estimate that the net proceeds from the sale of [●] Ordinary Shares in this offering will be approximately $[●], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of [●] per Ordinary Share, the midpoint of the estimated price range set forth on the cover page of this prospectus. If the Underwriter exercises its over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the underwriting discounts and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately 10% for establishing more subsidiaries wholly owned by us and operating centers to expand our customer bases;

●	approximately 20% for investments in technology development including updating the IT and service systems and expanding product and service offerings;

●	approximately 30% for business expansion and growth although we have not yet identified or entered into preliminary negotiations with any specific acquisition target as of the date of this prospectus;

●	approximately 10% for recruitment of new talent; and

●	The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

48

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares, should we desire to do so in the future.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. GoodFaith HK may be considered a non-resident enterprise for tax purposes, so that any dividends GoodFaith WFOE pays to GoodFaith HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—Enterprise Taxation in Mainland China .”

In order for us to pay dividends to our shareholders, we will rely on payments made from Suzhou GoodFaith to GoodFaith WFOE and the distribution of such payments to GoodFaith HK as dividends from GoodFaith WFOE. Certain payments from Suzhou GoodFaith to GoodFaith WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any of our PRC operating entities incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by GoodFaith WFOE to its immediate holding company, GoodFaith HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. GoodFaith HK intends to apply for the tax resident certificate if and when GoodFaith WFOE plans to declare and pay dividends to GoodFaith HK. See “Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of GoodFaith WFOE, and dividends payable by GoodFaith WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

49

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021:

●	on an actual basis; and

●

on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the Underwriter, non-accountable expense allowance, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2021
	Actual	As adjusted (Over-allotment option not exercised)	As adjusted (Over-allotment option exercised in full)
	$	$	$
Cash and cash equivalents	$3,262,367
Stockholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 Ordinary Shares authorized, 10,000,000 Ordinary Shares issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full	$1,000
Subscription receivable	(1,000)
Additional paid-in capital(1)	$-
Statutory surplus reserve	208,364
Accumulated deficit	$(502,513)
Accumulated other comprehensive income	$57,382
Total Stockholders’ Equity	$(236,767)
Total Capitalization	$(236,767)

(1)

Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, [non-accountable expense allowance] and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, [non-accountable expense allowance] and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

50

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2021, was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the Underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2021, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post- Offering (1)	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2021	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$

(1) Assumes that the Underwriter’s over-allotment option has not been exercised.

If the Underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[●], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[●].

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

51

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We began our operations in 2015 through Shenzhen Xindesheng, Beiming Technology, and Shanghai Yuyi, each of which is a limited liability company established pursuant to PRC laws and wholly owned by Suzhou GoodFaith, a limited company incorporated in Suzhou City, Jiangsu Province, China on April 28, 2021. In particular:

●

Shenzhen Xindesheng was formed in Shenzhen, Guangdong Province on September 14, 2015 and is primarily engaged in providing post-loan delinquent debt collections services. Shenzhen Xindesheng has formed or acquired the following owned subsidiaries pursuant to PRC laws: (i) Yiguoxuan (Shenzhen) Investment Holding Co., Ltd., a wholly owned subsidiary of Shenzhen Xindesheng, which was established on July 3, 2017 and dissolved on April 6, 2021; (ii) Jiujiang Xindesheng Information Consulting Service Co., Ltd. (“Jiujiang Xindesheng), a wholly owned subsidiary of Shenzhen Xindesheng, which was established on October 13, 2017; (iii) Guiyang Xindesheng Information Technology Co., Ltd. (“Guiyang Xindesheng”), a wholly owned subsidiary of Shenzhen Xindesheng, which was established on April 1, 2020; (iv) Chengdu Xindesheng Information Technology Co., Ltd. (“Chengdu Xindesheng”), a wholly owned subsidiary of Shenzhen Xindesheng, which was established on October 23, 2020; (v) Huizhou Xindesheng Information Technology Co., Ltd. (“Huizhou Xindesheng”), a wholly owned subsidiary of Shenzhen Xindesheng, which was established on March 16, 2020; (vi) Beihai Xindesheng Information Technology Co., Ltd. (“Beihai Xindesheng”), a wholly owned subsidiary of Shenzhen Xindesheng, which was established on June 10, 2021. On December 31, 2021, Suzhou GoodFaith acquired 100% of the equity interests in Shenzhen Xindesheng from its original shareholders. As a result, Suzhou GoodFaith became the 100% owner of Shenzhen Xindesheng and all of its wholly owned subsidiaries listed above.

●

Beiming Technology was formed in Shanghai, China on July 21, 2015, while Shanghai Yuyi was formed in Shanghai, China on July 25, 2014. Both Beiming Technology and Shanghai Yuyi are primarily engaged in providing pre-approval risk evaluation and solvency assessments business, and are 100% owned by Beihai Beiming Investment Co., Ltd. (“Beihai Beiming”), a limited liability company incorporated in Beihai City, Guangxi Province, China on April 29, 2020. Beihai Beiming was once 100% owned by Beiming Data, a limited liability company formed in Shanghai, China on November 5, 2013. On August 30, 2021, Beiming Data transferred all its shares in Beihai Beiming to Suzhou GoodFaith. As a result, Suzhou GoodFaith became the 100% owner of Beihai Beiming, and, therefore, the 100% owner of Beiming Technology and Shanghai Yuyi.

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on May 13, 2021, we incorporated GoodFaith Technology Inc. (“GoodFaith Cayman”) under the laws of the Cayman Islands;

●	on May 26, 2021, we incorporated GoodFaith Technology Holdings Limited (“GoodFaith BVI”) pursuant to the laws of the British Virgin Islands as a wholly owned subsidiary of GoodFaith Cayman;

●	on June 10, 2021, we incorporated GoodFaith Technology Limited (“GoodFaith HK”) in Hong Kong as a wholly owned subsidiary of GoodFaith BVI;

●	on October 25, 2021, Suzhou Chuangzhixin Information Technology Co., Ltd. (“GoodFaith WFOE”) was incorporated pursuant to PRC laws as a WFOE and as a wholly owned subsidiary of GoodFaith HK;

●	on December 31, 2021, Chung Sun Finance Limited acquired 5% of the equity interests in Suzhou GoodFaith from Xiaowei Wang, and Suzhou GoodFaith became a joint venture; and

●

on December 31, 2021, GoodFaith WFOE acquired 100% of the equity interests in Suzhou GoodFaith. Consequently, GoodFaith Cayman, through a restructuring, which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

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Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our IPO based on a proposed number of [●] Ordinary Shares being offered, assuming no exercise of Underwriter’s over-allotment option.

Qearl's Holdings Limited(1) BVI, 2021
Gread Cause Holdings Limited(2) BVI, 2021
Cloud Light Holdings Limited(3) BVI, 2021
Other Minority Shareholders(4)
Public Shareholders
47.3% /[]%
29.2% []%
6% []%
17.5% []%
0% []%
Pre-IPO%/Post-IPO%
GoodFaith Technology Inc. "GoodFaith Cayman" Cayman Islands, 2021
100%
GoodFaith Technology Holdings Limited "GoodFaith BVI" BVI, 2021
100%
GoodFaith Technology Limited "GoodFaith HK" Hong Kong, 2021
100%
Outside the PRC
Inside the PRC
Suzhou Chuangzhixin Information Technology Co., Ltd. "GoodFaith WFOE" Suzhou, China, 2021
100%
Suzhou GoodFaith Information Technology Co., Ltd. "Suzhou GoodFaith" Suzhou, China, 2021
100%
Beihai Beiming Investment Co., Ltd. "Beihai Beiming" Beihai, China, 2020
100%
Shenzhen Xindesheng Financial Services Co., Ltd. "Shenzhen Xindesheng" Shenzhen, China, 2015
100%
Shanghai Beiming Information Technology Co., Ltd. "Beiming Technology" Shanghai, China, 2015
100%
Shanghai Yuyi Information Technology Co., Ltd. "Shanghai Yuyi" Shanghai, China, 2014
100%
Jiujiang Xindesheng Information Technology Co., Ltd. "Jiujiang Xindesheng" Jiujiang, China, 2017
100%
Guiyang Xindesheng Information Technology Co., Ltd. "Guiyang Xindesheng" Guiyang, China, 2020
100%
Chengdu Xindesheng Information Technology Co., Ltd. "Chengdu Xindesheng" Chengdu, China, 2020
100%
Huizhou Xindesheng Information Technology Co., Ltd. "Huizhou Xindesheng" Huizhou, China, 2021
100%
Beihai Xindesheng Information Technology Co., Ltd. "Beihai Xindesheng" Beihai, China, 2021

Notes:

(1)

Represents 4,730,000 Ordinary Shares held by Xiaofeng Fei and Wonder Phoenix Family Trust, together holding 100% of the equity interests in Qearl’s Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus. Specifically, Qearl’s Holdings Limited is held by (i) Wonder Phoenix Holdings Limited as to 10%, which is in turn wholly owned by Xiaofeng Fei; and (ii) Wonder Phoenix Family Limited as to 90%, which is in turn wholly owned by the Trust. As the First Protectors and the First Members of the Investment Committee of the Trust, Xiaofeng Fei and Kai Zhou are invested with the authority to make investment decisions for the Trust. On November 2, 2021, Xiaofeng Fei and Kai Zhou executed an acting-in-concert agreement, which provides that (a) they shall inform and discuss with each other and reach a consensus before exercising voting rights in making investment decisions for the Trust, and (b) if no consensus can be reached by them, the decision made by Kai Zhou prevails. Through the acting-in-concert agreement, Kai Zhou has the ultimate control of the Trust, and, therefore, of Qearl’s Holdings Limited.

(2)

Represents 2,920,000 Ordinary Shares held by Xiaowei Wang, the 100% owner of Gread Cause Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus.

(3)

Represents 600,000 Ordinary Shares held by Xu Dai, the 100% owner of Cloud Light Holdings Limited, an investment holding company incorporated in the British Virgin Islands, as of the date of this prospectus.

(4)	Represents an agreement of 1,750,000 Ordinary Shares held by four shareholders, each one of which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

Investors are purchasing securities of our holding company, GoodFaith Cayman, instead of securities of our PRC subsidiaries. We control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a variable interest entity (“VIE”) structure.

For details of each shareholder’s ownership, refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

BUSINESS OVERVIEW

We offer customized pre-approval risk management and post-loan delinquent debt collection products and services to commercial banks and non-bank financial institutions in China in connection with credit loans. We endeavor to efficiently and effectively assist our clients with their pre-approval risk management and post-loan delinquent debt collection in connection with credit loans. We have established a national network of 16 operating centers and 3 administrative offices in over 11 cities across China. We have also built a broad client base across commercial banks and non-bank financial institutions throughout China.

Our business is comprised of two segments: (1) the credit loan pre-approval stage: risk evaluation and solvency assessment products and services; and (2) the credit loan post-loan stage: delinquent debt collection services. Our clients typically service the loans they originate. Currently, we are focused on providing our products and services to commercial banks, e-commerce platform affiliated finance companies, licensed consumer finance companies, and other financial institutions in China who engage in the consumer credit loan business.

We are committed to providing products and services that address risk evaluation and solvency assessment during the pre-approval stage and credit loan debt collection during the delinquency stage.

 We have recently achieved strong growth for both pre-approval risk management and post-loan delinquent debt collection businesses.

Our total revenue amounted to $20,653,211 for the fiscal year ended December 31, 2021, representing a growth of 29% compared to the fiscal year ended December 31, 2020. The total revenue derived from the pre-approval risk management products and services amounted to $3,557,857 for the fiscal year ended December 31, 2021, a 41% increase compared to the fiscal year ended December 31, 2020. The total revenue derived from the post-loan debt collection services amounted to $17,095,354 for the fiscal year ended December 31, 2021, a 27% increase compared to the fiscal year ended December 31, 2020.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our ability to effectively and efficiently conduct risk assessments

Our ability to attract and maintain new clients for our pre-approval risk evaluation business significantly depends on our ability to effectively evaluate loan applicants’ credit profiles, the likelihood of default, and return accurate verification results to our clients. Our team have devised and implemented a systematic credit assessment model and a disciplined risk management approach to facilitate our clients’ decision-making in connection with approving and granting credit loans to their applicants, which further enhances the effectiveness and efficiency of their risk management systems. Specifically, through evaluating the applicants’ information, we are able to identify applicants with high risks of delinquency and alert our clients accordingly, which usually leads to the rejection of loan applications directly. Further, we conduct evaluation on the solvency of the loan applicants. The results may be used to assist our clients with their determinations on loan amounts to be granted to the applicants, in order to reduce the scale and the risk of loan delinquency. While we are constantly training, updating, and optimizing our models using new data, if our own risk evaluation and solvency assessment model cannot remain effective, or if we otherwise fail or are perceived to fail to cater to the specific needs of different clients, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

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Our ability to provide delinquent debt collection services efficiently

The success of our post-loan segment business depends on our ability to collect delinquent consumer receivables efficiently. A certain percentage of the total amount of delinquent consumer receivables collected as commission is paid to us by our clients, and the commission rate is based upon a predetermined collection rate schedule with each client. Our post-loan delinquent debt collection service has demonstrated good performance and has maintained a good reputation in the industry. We actively assist our clients with credit loan collection to lower their bad debt rates and we have achieved targets set by them. We are shortlisted by several PRC commercial banks and financial institutions as their preferred service provider and are their trusted business partner. If we are unable to maintain, develop, and expand our business or adapt to changing market needs as well as our current or future competitors are able to, or if we are unable to acquire a sufficient number of customers who need our services, we may not be able to generate the same amount of revenue and/or profits to sustain the operation of our consumer loan debt collection business. As a result, our business and results of operations may be adversely affected.

Our ability to acquire prospective financial institutions clients effectively and expand our customer base

We started our pre-approval risk management services in July 2015. Our revenue growth in this business largely depends on our ability to acquire prospective financial institutions effectively and increase overall risk evaluation and solvency assessment products and services to them. We intend to continue to dedicate significant resources to our client acquisition efforts. We believe that our customer base is the core building block of our pre-approval risk management services business, and our ability to facilitate our clients’ decision-making in their risk management systems is critical to our success and the continuous growth in our customer base. Our ability to provide customers with accurate and satisfactory results is subject to a number of factors, including our ability to provide effective services, our ability to continuously innovate and improve our services to meet customer needs, and our access to and cooperation with our business partners. If we experience service disruptions, failures, or other issues, or, if we fail to deliver satisfactory and distinct customer experiences, we may lose our customers and business partners, which could further lead to a decrease in the volume of transactions processed via our pre-approval risk management services. As a result, our business, results of operations, and financial condition may be adversely affected. If we are unable to attract potential financial institutions or if financial institutions do not continue to use our pre-approval risk evaluation and solvency assessment products and services at the current rates and/or we are unable to increase the overall business scale as we expect, our business and results of operations may be adversely affected.

Our ability to expand our delinquent debt collection services

We started to generate revenue from our delinquent debt collection services in September 2015. We derive our revenue primarily from providing collection services to commercial banks and online consumer finance companies. Our main source of revenue are the commissions that we receive from such services. See “Note 2—Summary of Significant Accounting Policies—Revenue recognition.” To maintain profitability, we must continuously receive more debt collection tasks from our clients. Therefore, our ability to maintain, develop, and expand our business for debt collection services is essential to our operation. Any material change in consumer receivables for collection could have a significant impact on our results of operations. We currently maintain strong business relationships with top national commercial banks and reputable online consumer finance companies in China and have a consistent stream of receivables for collection. To this end, we need to continue to maintain our relationships with existing clients and develop business relationships with new clients to ensure that we have sufficient consumer receivables for collection.

COVID-19 Affecting Our Results of Operations

On January 30, 2020, the World Health Organization (the “WHO”) declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the WHO characterized the outbreak as a pandemic. Governments in affected countries have imposed travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally and resulted in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19 pandemic.

In the beginning of February 2020, we had to temporarily suspend our services due to government restrictions. Throughout the COVID-19 pandemic, we managed to promptly implement a series of response measures, including having our full work force resuming work remotely by the end of February. We fully resumed our operation on March 10, 2020 and the COVID-19 impact on our operating results and financial performance for fiscal year 2020 seems to be temporary. The COVID-19 pandemic has had a limited impact on our results of operations for the fiscal year 2021. The revenue derived from the pre-approval risk management products and services has increased significantly, and the revenue from the post-loan delinquent debt collection services has continued to grow. Despite this, the measures taken by government authorities to contain the virus, including travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns, may remain in place for a significant period of time and may adversely affect our business and results of operations. For example, after the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. As of the date of this prospectus, the instances of COVID-19 resurgences from time to time in various places in China have adversely affected our pre-approval risk assessment business. Meanwhile, the COVID-19 has also led to a rise in overdue loans, and consequently, our post-loan debt collection business has grown significantly. Overall, our revenue in the first half of fiscal year 2022 is expected to increase compared to the same period last year. However, the emergence of such regional instances and the corresponding restrictive measures are beyond our control. If additional waves of COVID-19 occur in the regions in which we operate or globally and cannot be contained, the risks set forth in this prospectus may be exacerbated or accelerated at a heightened level.

The extent to which the COVID-19 pandemic will impact our future financial condition and results of operations will depend on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, the virus variation, new information which may emerge concerning the severity of the COVID-19 pandemic, future government actions in response to the, and the impact on the economic growth and business of our clients for the foreseeable future, all of which remain highly uncertain and unpredictable as of the date of this prospectus. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

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In preparing these consolidated financial statements, we have evaluated events and transactions for potential recognition or disclosure. No events require additional adjustment to or disclosure in the consolidated financial statements.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2020

The following tables set forth a summary of our consolidated results of operations for the fiscal years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts, other than percentages, expressed in U.S. dollars)

	For the Years ended December 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenue
Pre-approval risk management revenue	$3,557,857	17.2%	$2,516,756	15.7%	$1,041,101	41.4%
Post-loan delinquent debt collection revenue	17,095,354	82.8%	13,481,095	84.3%	3,614,259	26.8%
Total operating revenue	20,653,211	100.0%	15,997,851	100.0%	4,655,360	29.1%

Cost of revenue	17,041,672	82.5%	10,784,060	67.4%	6,257,612	58.0%
Gross Profit	3,611,539	17.5%	5,213,791	32.6%	(1,602,252)	(30.7)%

Operating expenses
Selling expenses	567,601	2.7%	1,110,228	6.9%	(542,627)	(48.9)%
General and administrative expenses	1,991,880	9.6%	2,205,743	13.8%	(213,863)	(9.7)%
Total operating expenses	2,559,481	12.4%	3,315,971	20.7%	(756,490)	(22.8)%

Income from operations	1,052,058	5.1%	1,897,820	11.9%	(845,762)	(44.6)%

Other income (expenses)
Other expense, net	(389,770)	(1.9)%	(238,010)	(1.5)%	(151,760)	63.8%
Governmental subsidies	55,878	0.3%	105,489	0.7%	(49,612)	(47.0)%
Interest income (expense), net	3,045	0.0%	(5,542)	0.0%	8,588	(154.9)%
Total other expense	(330,847)	(1.6)%	(138,063)	(0.9)%	(192,784)	139.6%

Income before income taxes	721,211	3.5%	1,759,757	11.0%	(1,038,546)	(59.0)%

Income tax expense	318,135	1.5%	485,693	3.0%	(167,558)	(34.5)%

Net income	$403,076	2.0%	$1,274,064	8.0%	$(870,988)	(68.4)%

Revenue.

Our total revenue for the fiscal year ended December 31, 2021 was $20,653,211, an increase by $4,655,360, or 29.1%, from $15,997,851 for the fiscal year ended December 31, 2020. The revenue from pre-approval risk management services increased by $1,041,101, or 41.4%, which was mainly attributable to the cooperation with a new client with large demand in fiscal year 2021. The revenue from the post-loan delinquent debt collection services increased by $3,614,259, or 26.8%, which was mainly due to an increasing number of cases allocated from existing clients.

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Our operating revenue by service type is as follows:

	For the Fiscal Years Ended December 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Revenue
Pre-approval risk management revenue	$3,557,857	17.2%	$2,516,756	15.7%	$1,041,101	41.4%
Post-loan delinquent debt collection revenue	17,095,354	82.8%	13,481,095	84.3%	3,614,259	26.8%
Total operating revenue	$20,653,211	100.0%	$15,997,851	100.0%	$4,655,360	29.1%

We have the following two revenue streams: (i) pre-approval risk management services, and (ii) post-loan delinquent debt collection services. For the fiscal years ended December 31, 2021 and 2020, post-loan delinquent debt collection revenue accounted for 82.8% and 84.3% of our total revenue, respectively. Pre-approval risk management revenue accounted for 17.2% and 15.7% of our total revenue for those fiscal years, respectively.

Pre-approval risk management revenue

We charge our clients fees monthly based on the preset unit price and the number of verification records processed by our risk evaluation and solvency assessment products and services, and we receive regular payments on a monthly or quarterly basis, in accordance with our service agreements with specific clients.

Our pre-approval segment revenue derived from our commercial bank clients and non-bank financial institution clients accounts for 45.0% and 55.0%, respectively, in the fiscal year ended December 31, 2021, compared to 50.8% and 49.2%, respectively in the fiscal year ended December 31, 2020. The revenue portion from non-bank financial institution clients increased primarily because of the cooperation with a new non-bank financial institution with large verification demands in the fiscal year ended December 31, 2021.

Revenue derived from pre-approval risk management services increased by $1,041,101, or 41.4%, from $2,516,756 in the fiscal year ended December 31, 2020 to $3,557,857 in the fiscal year ended December 31, 2021.  The increase in revenue was attributable to an increase in the average fee rate by 10.2% from RMB0.33 to RMB0.36 per verification record, and an increase in the number of verification records by 20.3%.

The average fee rate of our non-bank finance institution clients and commercial bank clients increased from RMB0.33 per verification record in fiscal year 2020 to RMB0.36 per verification record in fiscal year 2021.  The increase in the fee rate is mainly due to the increasing percentage of revenue from non-bank financial institution clients in fiscal year 2021 of 55.0% compared to 49.2% in fiscal year 2020, which charges a higher rate of RMB0.44 per verification record compared to RMB0.30 per verification record charged to commercial bank clients in 2021.

The total number of service agreements with our clients increase by 10%, from 60 in the fiscal year ended December 31, 2020 to 66 in the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2021, we processed approximately 63,700,000 verification records, representing a 20% increase from approximately 52,900,000 verification records for the fiscal year ended December 31, 2020.

Post-loan delinquent debt collection revenue

We collect commissions from our clients based on the debt collection services we rendered, either measured by the number of specialists we delivered to our clients or the performance results of debt collection.  Accordingly, there are two ways we calculate our fees: amount-based and percentage-based. Amount-based fees are equivalent to the fee rate for each collection specialist multiplied by the number of collection specialists for such projects.  Percentage-based fees are equivalent to the recovery amount after our debt collection service, multiplied by the commission percentage. The amount-based calculation is mostly used on credit loans that are past due for less than sixty (60) days, namely, M1-M2 receivables, while the percentage-based calculation is mainly used on credit loans that are past due for more than sixty (60) days, namely, M3 and M3+ receivables. For some specific clients, the percentage-based calculation is also used for M1-M2 receivables. Account receivables are generally categorized based on the length of their delinquency. M1-M2 receivables are ones that are one to two months past due, and M3 and M3+ receivables are ones that are over two months past due. See “Industry—Market Overview of Credit Loan Collection Management Industry in China—Introduction of Credit Loan Collection Management Market in China.”

Other than basic commissions, we may receive incentive bonuses based on our performance from time to time. Bonus amounts are determined by our clients at their discretion in a few selected months, and are calculated according to their own formula based on factors such as the performance ranking of all their suppliers in those months. The incentives bonuses are recognized when we receive notification emails from clients. The aforementioned two ways of calculation of our fees are exclusive from each other—for example, once a project is determined to use an amount-based method, no percentage-based revenue method will be used to calculate the revenue for this project. Any incentive bonus will be added to the basic commissions as total revenue. We charge our clients monthly and we receive regular payments on a monthly or quarterly basis, in accordance with our service agreements with specific clients.

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Revenue generated from post-loan delinquent debt collection services increased by $3,614,259, or 26.8%, from $13,481,095 in the fiscal year ended December 31, 2020 to $17,095,354 in the fiscal year ended December 31, 2021, which was mainly due to an increase in amount-based revenue by $3,008,608, or 108%, from $2,786,599 in the fiscal year ended December 31, 2020 to $5,795,206 in the fiscal year ended December 31, 2021. The amount-based revenue started from March 2020, and the total amount of M1 receivables under collection increased rapidly from the second half of fiscal year 2020, and, therefore, amount-based revenue in the fiscal year ended December 31, 2021 increased significantly. For the fiscal years ended December 31, 2021 and 2020, percentage-based revenue accounted for 65.3% and 79.3% of our total post-loan segment revenue, respectively, while amount-based revenue accounted for 33.9% and 20.7% of our total post-loan segment revenue, respectively. Incentive bonuses were $138,332 and $8,658, respectively, for those fiscal years, which accounted for 0.8% and 0.1% of our total post-loan segment revenue, respectively.

The following tables present the average fee rate of different categories of receivables in our post-loan delinquent collection service.

Average fee rate for amount-based revenue	For the Fiscal Years Ended
December 31,
	2021	2020
Receivables category	Per specialist per month	Per specialist per month
Collection of M1 receivables	RMB10,000	RMB10,000
Collection of M2 receivables	RMB12,000	RMB12,000

The average fee rate for amount-based revenue remained the same during the fiscal years ended December 31, 2021 and 2020. Collection of M1 receivables was charged by RMB10,000 per collection specialist per month, while collection of M2 receivables was charged by RMB12,000 per collection specialist per month.

Commission percentage for percentage-based revenue:	For the Fiscal Years Ended
	December 31,
	2021	2020
Receivables category	% of Recovery amount	% of Recovery amount
Collection of M1 receivables	0.3%	0.4%
Collection of M2 receivables	2.1%	3.9%
Collection of M3 receivables	14.4%	11.5%
Collection of M3+ receivables*	24.5%	27.8%
Collection of other receivables**	4.0%	21.6%
Collection of total percentage-based revenue	2.3%	2.5%

* M3+ receivables refer to credit loans which are past due for more than ninety (90) days

**other receivables refer to a package of collection receivables mixed with M1、M2、M3and M3+ receivables charged with a flat rate.

The average fee rate varied in terms of the aging of delinquent debt receivables. A higher rate indicates a more sophisticated collection process and older receivables. Average fee rates for M1, M2, and M3+ receivables decreased slightly in the fiscal year ended December 31, 2021, compared with the same period in 2020, which was mainly due to an increased volume of allocated cases from existing clients. We started the collection of M3 receivables since March 2020, when the average fee rate was relatively low at the beginning of collection service. The average fee rate increased to 14.4% in the fiscal year ended December 31, 2021, as we demonstrated our ability to meet the collection targets of our clients. The average fee rate for other receivables can vary to a large degree, which is subject to different packages. However, the proportion of collection of other receivables was 7.4% and 8.0% of our total post-loan segment revenue, and thus the fluctuation of fee rates for collection of other receivables had a limited impact on our overall average fee rate. As a result, the overall average fee rate for percentage-based revenue remained stable, which was 2.3% and 2.5% for the years ended December 2021 and 2020, respectively.

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The following table indicates our key operating data for the periods indicated:

	For the Fiscal Years Ended
	December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Monthly average delinquent receivables under collection	$437,771,718	$236,661,180	$201,110,538	85%
Total annual amount collected	1,710,364,073	764,386,684	945,977,389	124%
Monthly average amount collected per collection specialist	205,969	96,807	109,162	113%
Monthly average commission earned per collection specialist	1,710	1,866	(156)	(8)%

Monthly average delinquent receivables under collection increased by 85%, which was mainly due to the increasing number of delinquent receivables allocated from existing clients, especially amount-based receivables. Amount-based receivables feature a greater total amount of principal and higher recovery rates, leading to an increase in total annual amount collected by 124% and an increase in monthly average amount collected per collection specialist by 113%. Monthly average commission earned per collection specialist decreased by 8%, primarily because the percentage of amount-based M1 receivables revenue, which typically engaged more specialists and had a lower average fee rate, increased to 28.2% of the total post-loan segment revenue in the fiscal year ended December 31, 2021, compared to 15.6% of the total post-loan segment revenue in the fiscal year ended December 31, 2020. In addition, the total commissions we collected for the fiscal years 2021 and 2020 were $17,095,354 and $13,481,095, respectively, representing an increase of 26.8% and 65.1%, respectively, from the previous periods.

Cost of Revenue

	For the Fiscal Years Ended
	December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Total revenue	$20,653,211	$15,997,851	$4,655,360	29.1%

Cost of revenue	17,041,672	10,784,060	6,257,612	58.0%

Gross profit	3,611,539	5,213,791	(1,602,252)	(30.7)%
Margin %	17.5%	32.6%	(15.1)%

Cost of revenue is mainly comprised of (i) costs in salaries and benefits for our collection specialists; (ii) management service costs for operating centers; (iii) data service costs; (iv) communication fees for operating centers; (v) rent and energy expenses; and (vi) IT service costs.

Cost of revenue increased to $17,041,672 for the fiscal year ended December 31, 2021 from $10,784,060 for the same period in 2020, representing an increase by $6,257,612 or 58.0%. The increase was mainly attributable to the combined effects of the following: (i) an increase in salaries and benefits; (ii) an increase in management service costs for operating centers; and (iii) an increase in data service costs.

(i)  Salaries and benefits. Our salary and benefits cost in the post-loan segment increased by $4,677,307, or 71.4%, from $6,553,787 in the fiscal year ended December 31, 2020 to $11,231,095  in the fiscal year ended December 31, 2021. The number of our collection specialists increased from approximately 600 in the fiscal year ended December 31, 2020 to approximately 830 in the fiscal year ended December 31, 2021. Our salary and benefits cost further increased due to the cancellation of the social insurance relief policy by local governments in 2021, during which time the COVID-19 pandemic in China was brought under better control.

(ii) Outsourcing management service costs for operating centers. Our outsourcing management service costs for operating centers in the post-loan segment increased by $955,642, or 62.0%, from $1,541,498 in the fiscal year ended December 31, 2020 to $2,497,140 in the fiscal year ended December 31, 2021. With the rapid expansion and growth of our post-loan delinquent debt collection business since 2021, we have not only expanded the number of our operating centers, but also engaged several contractor partners for closer cooperation and partnerships since 2021, leading to the increase in outsourcing management service costs for operating centers.

(iii) Data service costs. Our data service costs in the pre-approval segment increased by $755,878, or 62.5%, from $1,208,897 in the fiscal year ended December 31, 2020 to $1,964,776 in the fiscal year ended December 31, 2021. Due to our new cooperation with a new non-bank financial institution with large verification demands in the fiscal year ended December 31, 2021, the costs to purchase data services increased accordingly.

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Gross Profit : Our gross profit decreased from $5,213,791 for the fiscal year ended December 31, 2020 to $3,611,539 for the same period in 2021. Our gross profit as a percentage of revenue decreased from 32.6% for the fiscal year ended December 31, 2020 to 17.5% for the same period in 2021. This decrease was mainly attributable to the following: (i) the increased number of collection specialists; (ii) the termination of social insurance relief policy by local governments in 2021, during which time the COVID-19 pandemic in China was brought under better control; (iii) the increase in outsourcing management service costs for operating centers; and (iv) the increase in data service costs in pre-approval risk management services.

Operating Expenses

	For the Fiscal Years Ended
	December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Selling expenses	$567,601	$1,110,228	$(542,627)	(48.9)%
% of revenue	2.7%	6.9%	(4.2)%	(60.4)%
General and administrative expenses	1,991,880	2,205,743	(213,863)	(9.7)%
% of revenue	9.6%	13.8%	(4.1)%	(30.1)%
Operating expenses	$2,559,481	$3,315,971	$(756,490)	(22.8)%

Selling Expenses : Selling expenses consist primarily of salaries and benefits for the sales team, marketing expenses, commission expenses, entertainment expenses, and travel expenses. Selling expenses decreased by 48.9% or $542,627, from $1,110,228 for the fiscal year ended December 31, 2020 to $567,601 in the same period of 2021. The decrease was mainly attributable to the combined effects of the following:

(i) Our marketing expenses decreased by $667,913 or approximately 86.7%, to $102,146 for the fiscal year ended December 31, 2021 from $770,059 for the fiscal year ended December 31, 2020. The decrease was mainly attributable to one-off marketing projects and events in fiscal year 2020. Specifically, in order to promote the brand of our post-loan services, we engaged a professional marketing company to conduct industry research and design branding strategies for our Company during the fiscal year 2020, and we also organized several high-end industrial seminars at the end of fiscal year 2020.

(ii) Our salaries and benefits for the sales team increased by $104,492 or approximately 42.5%, to $350,626 for the fiscal year ended December 31, 2021 from $246,134 for the fiscal year ended December 31, 2020. The increase was mainly attributable to the increase in the revenue derived from our pre-approval risk management services.

General and Administrative Expenses : General and administrative expenses consist primarily of salaries and benefits expenses for our general administrative and management staff, rent and energy expense, professional fees, office expenses, depreciation and amortization expenses, travel expenses, IT service expenses, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 9.7% or $213,863 from $2,205,743 for the fiscal year ended December 31, 2020 to $1,991,880 in the same period of 2021. The decrease was mainly attributable to the combined effects of the following:

(i) Our professional fees decreased by $679,964 or approximately 81.8%, to $151,776 for the fiscal year ended December 31, 2021 from $831,740 for the fiscal year ended December 31, 2020. The decrease was mainly attributable to some consulting projects during fiscal year 2020. Specifically, we engaged several professional consulting companies to review and provide consulting services to optimize our operational management and compliance practices.

(ii) Our salaries and benefits for management increased by $ 424,865 or approximately 45.6%, to $1,355,900 for the fiscal year ended December 31, 2021 from $931,035 for the fiscal year ended December 31, 2020. The increase was mainly attributable to the cancellation of the social insurance relief policy by local governments since 2021.

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Net Income

	For the Fiscal Years Ended
	December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Income from operations	$1,052,058	$1,897,820	$(845,762)	(44.6)%
Total other expense	(330,847)	(138,063)	192,784	139.6%
Income before income taxes	721,211	1,759,757	(1,038,546)	(59.0)%
Income tax expense	(318,135)	(485,693)	(167,558)	(34.5)%
Net income	$403,076	$1,274,064	$(870,988)	(68.4)%
Effective tax rate	44.1%	27.6%	16.5%

Operating income : As a result of the factors described above, operating income decreased by $845,762, or approximately 44.6%, to $1,052,058 for the fiscal year ended December 31, 2021, compared to $1,897,820 for the same period of 2020.

Total other expense: Total other expense was $330,847 for the fiscal year ended December 31, 2021, compared to $138,063 for the same period in 2020. An increase by approximately 139.6% in total other expense was mainly attributable to a net expense of $390,806 and $220,686 for penalties and interest of under-declared income taxes that were recognized in the consolidated statements of income as components of the non-operating expenses for the years ended December 31,2021 and 2020, respectively.

Income tax expense: Income tax expense was $318,135 for the fiscal year ended December 31, 2021, compared to $485,693 for the same period of 2020. A decrease by approximately 34.5% in income tax expense was mainly attributable to the decrease of income before income taxes for the fiscal year ended December 31, 2021, compared to the same period of 2020.

Effective tax rate : Effective tax rate was 44.1% for the fiscal year ended December 31, 2021, compared to 27.6% for the same period of 2020. An increase by approximately 16.5% in effective tax rate was mainly attributable to the increase of tax effect of un-deductible items for the fiscal year ended December 31, 2021, compared to the same period of 2020.

Net income : As a result of the factors described above, net income was $403,076 for the fiscal year ended December 31, 2021, representing a decrease by $870,988 from $1,274,064 for the same period of 2020.

Unrealized foreign currency translation adjustment

Our reporting currency is the United States dollar. The Company’s operations are all conducted through our PRC operating entities where the local currency is the functional currency. The functional currency of the PRC operating entities is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation gain for the fiscal year ended December 31, 2021 was $8,357, compared to the foreign currency translation gain of $61,636 for the fiscal year ended December 31, 2020, decreasing by $53,279. The decrease was primarily due to the exchange rate of RMB against the U.S. dollars for the fiscal year ended December 31, 2021 remained relevant stable compared to the greater appreciation for the fiscal year ended December 31, 2020.

LIQUIDITY AND CAPITAL RESOURCES

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. For the years ended December 31, 2021 and 2020, our Company recognized net income of approximately $0.4 million and $1.3 million, respectively. As of December 31, 2021 and December 31, 2020, we had cash of $3,262,367 and $1,979,567 respectively. The working capital as of December 31, 2021 amounted to $(759,770), compared to $732,918 as of December 31, 2020.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, which are primarily service fees from pre-approval risk management and commissions from post-loan delinquent debt collection services. We believe that our current cash, together with cash to be generated from our operations and access to the capital market, will be sufficient to meet our working capital needs for at least the next twelve months. The short-term cash flow of our Company comes primarily from daily operating activities. The working capital deficit as of December 31, 2021 was mainly attributable to the accrued liabilities for under-declared income taxes and associated penalty and interest, and accrued liabilities for under-paid social insurance and housing fund for employees. However, we have historically been profitable and able to generate positive net cash flow. For the years ended December 31, 2021 and 2020, we have generated positive cash flow from operations of approximately $3.1 million and $2.3 million, respectively, and the operating cash flow is expected to increase significantly in the first half of 2022 due to the rapid growth of our post-loan debt collection business. As such, we are not dependent upon future financing to meet our liquidity needs for the next twelve months. Additionally, in the long term, in order to implement our growth strategies, we plan to expand our business. With additional collection specialist capacity and more diversified customer base, we will be able to further expand our business in the consumer credit loan industry and integrate our resources from the pre-approval risk management and post-loan debt collection businesses by leveraging our technology and talents.  To do so, we may need additional capital in the future through equity financing or credit facilitates to meet our Company's liquidity requirements. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. Our current contractual obligations consist primarily of service fees to suppliers, employee wages, taxes, and rental expenses, and we have no plans for large-scale capital expenditures in the near future, such as mergers and acquisitions and large investments. Therefore, we believe that we have sufficient cash reserves to pay short-term debts in order to maintain the liquidity of our Company.

Substantially all of our operations are conducted in China and all of our revenue, expense, and cash are denominated in RMB. RMB is subject to foreign currency exchange regulations in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC foreign exchange regulations which restrict our ability to convert RMB into U.S. Dollars.

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Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit every year as its general reserves based on PRC accounting standards until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves can’t be distributed as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which can’t be distributed to equity owners except liquidation. Under PRC law, RMB can be converted into U.S. Dollars under the company’s “current account” (including dividends, trade and service-related foreign exchange transactions) rather than the “capital account” (including foreign direct investments and loans) without the prior approval of the SAFE.

For retained earnings accrued after such date, the board of directors will declare dividends after taking into account our operations, earnings, financial condition, the demand for cash and availability, and other relevant factors. Any declaration, payment, and amount of dividends should be subject to our by-Laws, charter, and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary that intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition, and results of operations of our Company.

Cash Flows for the Fiscal Years Ended December 31, 2021 and 2020

The following table sets forth summary of our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended December 31,
	2021	2020
Net cash provided by operating activities	$3,083,782	$2,258,636
Net cash (used in)/provided by investing activities	(3,275,908)	97,423
Net cash (used in)/provided by financing activities	1,413,005	(951,996)
Effect of exchange rate change on cash and restricted cash	61,921	106,899
Net increase in cash and restricted cash	1,282,800	1,510,962
Cash and restricted cash, beginning of year	1,979,567	468,605
Cash and restricted cash, end of year	$3,262,367	$1,979,567

Operating Activities

Net cash generated from operating activities was $3,083,782 for the fiscal year ended December 31, 2021, representing an increase by $825,146 or a 37% compared to net cash generated from operating activities of $2,258,636 for the fiscal year ended December 31, 2020. The increase in net cash generated from operating activities was primarily due to the following:

(i) Change in prepayments and other current assets was approximately $229,104 net cash inflow for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020, change in prepayments and other current assets was approximately $192,295 net cash outflow, which led to an approximately $421,399 increase in net cash inflow from operating activities.

(ii) Change in the amount due from related parties was $nil for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020, change in the amount due from related parties was approximately $280,387 net cash outflow, which led to an approximately $280,387 increase in net cash inflow from operating activities.

(iii) Change in accounts payable was $912,454 net cash inflow for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020, the change in accounts payable was approximately $334,479 net cash outflow, which led to an approximately $1,246,933 increase in net cash inflow from operating activities.

(iv) Change in accounts payable to related parties was $438,300 net cash inflow for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020, the change in accounts payable to related parties was approximately $101,393 net cash inflow, which led to an approximately $336,907 increase in net cash inflow from operating activities.

(v) Change in taxes payable was $279,984 net cash inflow for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020, the change in taxes payable was approximately $464,242 net cash inflow, which led to an approximately $184,258 decrease in net cash inflow from operating activities.

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Investing Activities

Net cash used in investing activities was $3,275,908 for the fiscal year ended December 31, 2021, which primarily consisted of payment of $1,674,029 to a related party under the common control for 100% of the equity interests in Beihai Beiming, loans to related parties of $1,469,257, purchase of software of $111,080, and purchase of property and equipment of $114,544.

Net cash provided by investing activities was $97,423 for the fiscal year ended December 31, 2020, which consisted of loan repayment from a related party of $173,974, loans to related parties of $58,760 and purchase of property and equipment of $17,791.

Financing Activities

Net cash provided by financing activities was $1,413,005 for the fiscal year ended December 31, 2021. It primarily consisted of loans from a related party of $1,674,029, repayments to a related party of $416,027 and capital contribution of $155,003 from shareholders.

Net cash used in financing activities was $951,996 for the fiscal year ended December 31, 2020, primarily consisting of dividend distribution of $593,648 to shareholders and repayments to a related party of $358,348.

CONTRACTUAL OBLIGATIONS

Lease commitment

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2021 are payable as follows:

Fiscal Years Ending December 31,	Lease expense
2022	$153,114
2023	15,059
Total	$168,173

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or research and development services with us.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Inflation does not materially affect our business or the results of our operations.

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Seasonality

Seasonality does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Accounts Receivable, net

Accounts receivable represent trade receivable and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or impairment.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the trade and other receivables and individual account analysis, including the current creditworthiness and the past collection history of each debtor. Impairments arise when there is objective evidence indicate that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectable on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company historically has not had material bad debts in accounts receivable. There were no bad debt expenses for the years ended December 31, 2021 and 2020 and there was no allowance for doubtful accounts as of December 31, 2021 and 2020.

  Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

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3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue consists of revenue from pre-approval risk management services and post-loan delinquent debt collection services.

Pre-approval risk management revenue:

The Company provides a set of credit risk management services for financial service providers during the loan approval process. The Company identified only one performance, which is to return accurate verification results to financial service providers via its operating system, as a reference in financial service providers’ loan approval process. Once a verification result is returned to a financial service provider, a consumption record of information verification is generated, and one performance obligation is fulfilled. The Company recognizes revenue when the performance obligation is fulfilled in amount based on the agreed-upon consumption records confirmed by financial service providers and preset unit price in the contract.

Post-loan delinquent debt collection revenue:

The Company provides debt collection services to financial service providers for the post-loan delinquent receivables. The Company identified only one performance, which is to provide debt collection services to financial service providers.  Once the services are rendered to a financial service provider, the performance obligation is fulfilled. The service fees are calculated in two main types, which are amount-based and percentage-based. Amount-based fees are equivalent to the fee rate for each collection specialist as agreed upon multiplied by the number of collection specialists for such projects.  Percentage-based fees are equivalent to the recovery amount of the client’s post-loan delinquent receivables after our debt collection service, multiplied by the commission percentage as agreed upon.  The Company does not need to allocate transaction price to amount-based revenue and percentage-based revenue as each one is exclusive from the other. Other than the above two main service fees, we may receive incentive bonuses based on our performance from time to time. The incentive bonuses are determined by our clients at their discretion in a few selected months. The incentive bonus is a form of variable consideration, which is fully constraint, and should not be included in the transaction price as the Company does not believe it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, because the amount of incentive bonuses is calculated by our clients according to their own formula based on factors such as the performance ranking of all their suppliers in those months. The incentive bonuses are recognized when being confirmed by or even received from our clients. Therefore, incentive bonuses do not involve a significant level of estimation uncertainty in terms of revenue recognition. The Company recognizes the service revenue on a gross basis, as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified collection service.  Revenue is recognized at the point when overdue receivables are repaid, which means the performance obligations are fulfilled.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Our Company’s accrued liability, interest and penalties related to uncertain tax positions in its other expense line of its consolidated statements of income for the years ended December 31, 2021 and 2020, respectively. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax positions and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax positions as non-operating expense.

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In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The adoption of ASU 2019-12 had no significant impact on the consolidated financial statements.

Recently Issued Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standards. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defers the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company has assessed the impact of the adoption of the new lease standards, and concluded that it would have no significant impact on its consolidation financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

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INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) commissioned by us in May 2021 entitled “The Intelligent Risk Management Market Study in China,” which is filed as [●] to the registration statement of which this prospectus is a part (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

All information and data presented in this section derived from Frost & Sullivan’s industry report commissioned by us in May 2021 entitled “The Intelligent Risk Management Market Study in China” (the “Frost & Sullivan Report”) unless otherwise stated. Frost & Sullivan has advised us that all statistical and graphical information in this section derived from its databases and other sources. In addition, the following discussion contains projections for future growth, including, but not limited to, compound annual growth rate projections. Any projections of future growth used or calculated within this section may or may not occur; if occurred, any projections of future growth may or may not occur at the projected rates.

Frost & Sullivan has also advised us that the projections and estimations for future growth in this section were based on the assumptions that: (i) China’s economy is likely to maintain steady growth in the next decade; (ii) China’s social, economic and political environment is likely to remain stable in the forecast period from to 2021 to 2025, which ensures the stable and healthy development of China’s financial industry; and (iii) COVID-19 pandemic will affect the global economy stability in the short term.

We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Market Overview of Intelligent Risk Management Industry in China

Introduction of Intelligent Risk Management Market in China

Intelligent risk management companies provide risk control services for financial institutions via utilizing advanced technologies such as machine learning, natural language processing (NLP), big data analysis, and cloud computing. The typical intelligent risk management service conforms to the following paradigm. Firstly, the large-scale and unstructured data are cleaned and preprocessed using big data analysis and NLP techniques. The processed structured data are then utilized to train the unsupervised or supervised machine learning models for feature engineering. Finally, the loan issuing decision can be obtained via building and training ensemble models, which facilitate producing more accurate predictions.

The application of intelligent risk management in the financial field can afford business safety and efficiency in a cost-efficient manner. Under the premise of effectively decreasing the probability of default, it can expand the business coverage, reduce manual review costs, and mitigate the credit risk.

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The traditional risk management methods mainly rely on the time-consuming manual verification of identity information. In addition to the slow approval process, limited coverage is another major challenge in credit evaluation with traditional solutions. Specifically, approximately 50% of people do not have lending histories. As such, relying solely on the credit report of the People's Bank of China (PBOC) does not meet the credit loan needs of all. Furthermore, the linear models, along with the limited features, cannot capture the underlying patterns and therefore generate high error rates. With financial technologies, intelligent risk management service providers can address such problems in the credit loan market, aiming at conducting risk assessment effectively and efficiently. The table below illustrates the core differences between traditional and intelligent risk management solutions.

	Traditional Solutions	Intelligent Solutions
Approaches	Manual review, experts’ experience dependent	Model-based automatic analysis, supplemented by manual review
Data Sources	internal information of commercial banks and the credit bureau, information applicants submitted	Both internal and third-party information, sources vary from telecommunication operators to travel services and educational background
Data Volumes	Small-scale	Large-scale, multi-dimension
Determination Criteria	Mostly linear models based on limited features	Deep learning models to capture the nonlinear and implicit relationships between numerous features
Technologies	Manual annotation	NLP; Machine Learning: unsupervised machine learning and supervised machine learning such as KNN and random forest; Big Data Analytics

Source: Frost & Sullivan

Classification of the Intelligent Risk Management Market in China

Intelligent risk management is an important application of intelligent technology in the financial field. Intelligent risk management services can be generally categorized into three types, which cover the entire life-cycle of risk management services.

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Pre-loan assessment: The pre-approval risk management service can be divided into customer acquisition, identity verification, and credit assessment, helping downstream application scenarios to score and predict applicants’ risk. The pre-approval solution integrates application materials, judicial information, income stability, as well as loan records on multiple platforms and other information, so as to fully evaluate the borrower’s risk from various dimensions and to depict the pre-approval applicant profile.

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Mid-loan monitoring: The loan monitoring service provides real-time supervision of the status of existing customers and identify and deal with potential risks prior to the default. Specifically, it assists lenders in monitoring and warning of abnormal behaviors by accessing big data, thus effectively preventing and controlling risks in lending.

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Post-loan management: The post-loan stage, as the end phase of risk management, concentrates on loan collection management. Post-lending risk management aims to identify and collect credit users with overdue signs or behaviors. Differentiated collection strategies can be formulated contingent on the status of the loan. Voice robots and phone calls are typically early-stage strategies, while legal action and asset disposal are the methods implemented at the late-collection stage.

Market Size of the Intelligent Risk Management Market in China

From 2016 to 2020, the market of intelligent risk management services in China has witnessed rapid growth, increasing from RMB2.6 billion (approximately $0.4 billion) to RMB7.8 billion (approximately $1.2 billion) due to technology advancements, at a CAGR of 32.1%.

In 2021, the market size of intelligent risk management services in China is expected to reach RMB11.0 billion (approximately $1.7 billion). While the penetration rate of financial technology demonstrates an upward trend, it is expected that the intelligent risk management services market will grow accordingly from 2021 to 2025, reaching RMB22.8 billion (approximately $3.5 billion) with a CAGR of 38.0%.

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Source: Frost & Sullivan]

Value Chain Analysis of the Intelligent Risk Management Market in China

In the intelligent risk management market of China, the upstream participants of the value chain are data source providers, such as financial service providers, e-commerce platforms, telecommunication operators, and credit bureaus, which offer third-party data to enrich data diversity.

In the midstream, intelligent risk management solution providers carry out data cleaning and preprocessing to output structured data, and deliver credit risk assessments using advanced technologies.

The downstream clients include commercial banks, e-commerce platform affiliated finance companies, and licensed consumer finance companies. They provide internal information, such as borrowers’ application materials, and engage intelligent risk management services providers to mitigate credit risks.

Source: Frost & Sullivan

Market Drivers of Intelligent Risk Management Market in China

The development of the intelligent risk management market in China is primarily driven by the following factors:

- Technology advancements in Artificial Intelligence, Cloud Computing, and other technologies

Intelligent risk management services providers have utilized technology advancements in Artificial Intelligence, Cloud Computing, and other technologies in recent years to meet different customized needs of clients. For example, cloud technology is used to store and manage the data of clients in a more secured and trusted way, and AI is used to streamline and optimize processes ranging from pre-approval assessment to overdue loans collection. This trend helps enhance the technical capabilities of market players and drive the growth of the market.

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- Emerging real-time credit assessment driven by increasingly digitalized lifestyle

The high penetration rate of mobile Internet and smart wireless digital devices in China has made various e-payment and point-of-sale financing possible for consumers in addition to traditional credit cards. However, these payment and financing possibilities would raise new challenges for real-time credit assessment, which intelligent technology could be adopted and effectively fulfill responsible and real-time credit assessment.

- Enhancing preference on independent credit assessment service

Traditionally, financial institutions in China spend plenty of time and resources by themselves on financial risk management in the course of their operation. Currently, the emerging intelligent risk management is providing effective independent credit assessment solutions for financial institutions and obtaining more preference from them as the technology could save their costs and enable them to re-focus on managing end-customer relationships.

Market Trends of Intelligent Risk Management Market in China

- Increasing integration of cross-sector data

With tremendous data generated from various sectors and industries, it is inevitable that personal data and public data will become increasingly integrated from different industries, such as telecommunication, e-commerce, healthcare, transportation, and education. Risk management models will considerably improve through a more complete understanding of customer profiles resulting from such integration of cross-sector data.

- Increasing market concentration

China has witnessed increasing and rigorous regulation on the big data and fintech fields. The leading and large players in the industry typically have better established internal regulation and compliance procedures, and are more likely to comply with the stringent regulatory requirements. Therefore, the tightening of industry regulation, in the long run, is relatively beneficial for the leading companies, and the market concentration will increase accordingly.

- Moving towards full life-cycle risk management

In intelligent risk management, some financial institutions overemphasize pre-loan risks and ignore the post-loan phase. However, the lack of risk management at any phase in the credit process will increase the operational risks. The full life-cycle credit supervision, incorporated with anti-fraud, pre-loan approval, and post-loan collection, monitors all stages in the credit process and creates synergy. Full life-cycle risk management will be the future trend to improve operational efficiency.

Entry Barriers of Intelligent Risk Management Market in China

- Regulation barrier

In order to strengthen the supervision of China’s financial technology market, multiple policies and regulations have been published by the Government in the past few years. For instance, the Regulation on Financial Information Service Management published in 2018 specifies that financial information service providers should accurately indicate the source of financial information in the forms of text, image, video, and audio. For new entrants of the market, it would be difficult and costly to establish internal control manuals, policies, and operational processes and systems to meet and comply with all related regulations in a short period.

- Technology barrier

Intelligent risk management involves AI-powered algorithms, automatic real-time analytics, stream computing, and a number of other techniques. Only with a high level of mastery of these techniques can a services provider meet all kinds of customized needs of clients. Furthermore, with the rapid development of techniques and the wider application of machine learning in the financial industry, service providers have to keep enhancing their technical capabilities and keep improving their products, in order to keep up with the pace of the market, posing a barrier to new market entrants.

- Brand barrier

The reliability of products is one of the primary concerns of clients when selecting intelligent risk management service providers. Thus, high-profile and reputable services providers are more likely to win the favor of customers. For new entrants of the market, it requires not only techniques but also time to establish a good reputation in the industry, which would be a barrier for new market entrants.

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Market Overview of Credit Loan Collection Management Industry in China

Introduction of Credit Loan Market in China

The credit market refers to the marketplace through which financial institutions lend money to individual borrowers to fulfill their short-term and long-term financial needs. Most of the credit market products in China are credit loans. Specifically, credit loans refer to the loans granted based on the creditworthiness of the borrower without collateral requirements. Contingent on the financing purpose, credit loans can be categorized into multiple types such as consumption loans, auto loans, personal business operation loans and online microcredit. Contingent on the type of borrowers, loans can be categorized into corporate loans and retail loans. Corporate loans refer to the money lent to qualified corporates for their funding needs in commercial activities. Retail loans, smaller in size compared to corporate loans, are loans that are given to individuals to meet their personal needs.

From the perspective of corporate loans, small and micro enterprises are confronted with certain difficulties in acquiring loans, especially from commercial banks, due to their limited capabilities of credit evaluation and rigorous risk control. Nevertheless, such a situation will greatly improve with the wide applications of financial technology in the credit market and favorable policies implemented by the Chinese government. The aggregate outstanding principal balance of small and micro enterprise loans is RMB35.5 trillion in 2020 and is projected to increase from RMB39.1 trillion in 2021 to RMB59.8 trillion in 2025, representing a CAGR of 12.5%.

Coupled with the stable growth of the macro economy and increasing consumer demands, personal credit in China has witnessed a rapid development from 2016 to 2020. The outstanding principal balance of personal credit increased from RMB 35.2 trillion in 2016 to RMB 63.3 trillion in 2020, representing a CAGR of 14.2%. Looking forward, given the parallel rise of small online consumer loan products, the outstanding balance of personal credit loans in China is expected to increase from RMB 76.7 trillion in 2021 to RMB 122.9 trillion in 2025, representing a CAGR of 12.9%.

Source: Frost & Sullivan

In terms of the accumulative number of credit cards issued, it increased from approximately 465.0 million in 2016 to 778.0 million in 2020 at a CAGR of 13.7%. Affected by the COVID-19 epidemic, offline marketing of credit card business was suspended during January 2020, which therefore slowed down the growth of credit card issuance. Nevertheless, the further penetration of credit cards is foreseeable due to the continuous consumption stimulation. By 2025, the number of credit cards issued is estimated to reach approximately 1,126.0 million.

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Source: Frost & Sullivan

Introduction of Credit Loan Collection Management Market in China

Credit loan collection refers to the receivables recovery aspect of credit loans during the post-loan period. The collection management phase focus on the follow-up of any delinquencies. Upon delinquency, services are provided until the loan is paid off, which services include using in-house resources to collect delinquencies, and in certain extreme circumstances, engaging third-party law firms and initiating judicial proceedings.

Depending on the length of the delinquency period, the account receivables are categorized into three types: primary, secondary and tertiary receivables, respectively representing M1-M2 receivables which are one to two months past due, M3-M12 receivables which are three to twelve months past due, and those over twelve months past due. The recovery rate of primary receivables ranges from 50% to 90%, while tertiary receivables demonstrate the lowest recovery rate of less than 1%. Since the commission rate positively correlates with the length of the delinquency period, to simultaneously reduce losses and lower collection costs, banks and other financial institutions generally outsource the credit loan collection to third-party agencies at the early collection stage.

	Primary		Secondary		Tertiary
Category	M1	M2	M3	M4-M12	Over M12
Collection strategy	Internal strategies: SMS/phone call			Internal + External strategies: Phone call/onsite visit/ judicial proceedings
Average recovery rate	90%	50%	5%		Less than 1%

Source: Frost & Sullivan

Value Chain of Credit Loan Collection Management Market in China

From the perspective of the timeline of loans, the value chain of the credit loan market is composed of four phases: (1) capital sourcing, (2) credit assessment and approval, (3) loan monitoring, and (4) collection. In the upstream, capital is raised from commercial banks, e-commerce platforms, and consumer finance companies. The request for a credit loan will be then evaluated through multiple factors, including creditworthiness, size of debt burden, loan size, frequency of borrowing, length of commitment, and social and community considerations. After the loan is approved, the borrower’s profiles will be monitored and updated periodically in accordance with the lender’s credit policies.

In the collection segment of the value chain, the credit loan collection service providers aim to collect the overdue loan. Firstly, the records of repayments and the outstanding balance will be examined to evaluate the borrowers’ repayment capabilities, and payment reminders and notices will be delivered subsequently. Thereafter, an initial contact via calls or texts will be established to estimate the borrowers’ repayment willingness. The fourth step is to conduct the repayment negotiation, which typically includes onsite visits, engagement of law firms, and judicial proceedings if necessary.

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Source: Frost & Sullivan

Market Size of Credit Loan Collection Management Market in China

The rise of the credit loan market contributes to the rise of the market of credit loan collection management services in China. The market size of the credit loan collection management market in China increased from RMB25.8 billion (approximately $4.0 billion) in 2016 to RMB65.8 billion (approximately $10.2 billion) in 2020, at a CAGR of 26.4%.

Diversified application channels of the credit loan, especially the emerging online financing platforms, enable borrowers to acquire money with faster processes and less strict requirements, and the delinquency rate of these loans increases accordingly, thus enlarging the demand for credit loan collection services in China. The size of the credit loan collection management market is expected to grow at a CAGR of 12.0% from RMB73.7 billion (approximately $11.4 billion) in 2021 to RMB116.0 billion (approximately $17.9 billion) in 2025.

Source: Frost & Sullivan

Market Drivers of Credit Loan Collection Management Market in China

The development of the credit loan collection management market in China is primarily driven by the following factors:

- Shifting towards a consumption-driven economy

The annual household disposable income per capita in China increased from RMB 23.8 thousand (approximately $3.72 thousand) in 2016 to RMB 32.2 thousand (approximately $5.04 thousand) in 2020. Along with the rising disposable income, the consumption-driven economy will continually increase the demand for personal consumption in China, which further stimulates the demand for credit loan collection management services.

- Increase of outstanding balance of non-performing loans

With the prevalence of credit loans and the stimulation of consumption, the outstanding balance of non-performing loans (NPL) of banks in China increased from RMB 2.2 trillion in 2016 to RMB 3.5 trillion in 2020. The outstanding balance of NPL of commercial banks in China increased from RMB 1.5 trillion in 2016 to RMB 2.7 trillion in 2020 according to The People's Bank Of China (PBOC). The consumer loan collection management market in China has been facilitated by such an increase in NPL.

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- Proliferation of online consumer loans

With an ever-faster pace of data generation through mobile Internet such as e-commerce and social networks, financial institutions have invested heavily in big data technologies and facilitated technology advancements in the consumer finance market, such as workflow automation. Since a large number of credit loans have been originated through online financing platforms, more challenges and uncertainties have been posed to loan collection services. Therefore, demand for credit loan collection services in China will grow parallelly.

Market Trends of Credit Loan Market in China

- Increasing Penetration of Fintech

The large-scale Chinese credit market urges technological innovation to further improve efficiency, reduce systematic risks, and thus realize sustainable development. With an increasing number of fintech companies along with their intelligent solutions, the financial institutions in China are willingly embracing fintech and investing in fintech. The penetration of fintech in the credit market is expected to continually rise to automate the loan process in the foreseeable future.

- Development of Inclusive Finance

Financial needs from low-income individuals, small and micro enterprises, and the agricultural sector are underserved in the past few years partly because these customers usually are unable to provide credit data, have relatively weak financial strength, and seek smaller amount of loans. Unfortunately, traditional financial institutions have little incentive to serve them. However, as the Chinese government is encouraging the development of inclusive finance, financial institutions are expanding their business to the field of inclusive finance.

- Rising of Online Credit Market

Since digital lending can enhance consumer experience and reduce overhead costs, financial institutions are increasing their investments in online operation, including client acquisition, issuing loans, and credit evaluation via digital platforms. With the implementation of fintech and digitalization, the online credit market will develop sustainably.

Entry Barriers of Credit Loan Collection Management Market in China

- Compliance of the collection management process

Commercial banks and online consumer finance companies have adopted stringent requirements for credit loan collection management service providers based on their facilities, compliance, and business scales. These requirements are implemented to ensure the regulatory compliance of the loan collection management process. Any violation of industry-standard practices and regulations could taint financial institutions’ reputations and raise their regulatory risks.

- Industry expertise and market know-how

Credit loan collection management companies are obligated to have solid market know-how to understand and provide value-added services. In particular, the existing market players are equipped typically with experienced teams to collect past-due loans through initial contacts, collaboration with third-party collection agencies, and engagement of third-party law firms.

- Long established relationships with financial institutions

Long-established business relationships with commercial banks and other financial institutions constitute a critical competitive advantage. These business relationships enable these service providers to source more deals because experienced service providers with solid records will be the first choice for financial institutions.

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BUSINESS

Our Mission

We are committed to providing our clients with efficient and customized pre-approval risk management and post-loan delinquent debt collection products and services in connection with their credit loan businesses, utilizing our proprietary technology infrastructure, innovative business model and extensive experience in credit loan risk management and delinquent debt collection.

Overview

We offer customized pre-approval risk management and post-loan delinquent debt collection products and services to commercial banks and non-bank financial institutions in China in connection with credit loans. We have a national network of 16 operating centers and 3 administrative offices in over 11 cities across China, where we have also built a broad client base across more than 75 commercial banks and non-bank financial institutions. Our largest clients include Ping An Bank, Meituan, and Du Xiaoman. We are committed to providing products and services that address risk evaluation and solvency assessment during the pre-approval stage and credit loan debt collection during the delinquency stage.

Credit loans refer to the loans granted to borrowers based on the creditworthiness of the borrower without any collateral requirement. Based on different financing purposes, credit loans can be categorized into personal credit loans (including personal consumption loans, auto loans, personal business operation loans) and corporate credit loans. We mainly focus on personal credit loans for both of our pre-approval risk management and post-loan debt collection businesses, due to their increasing market demand. In particular, personal credit loans typically involve (i) small principal sums in greater quantities and (ii) standardized credit review processes. Thus, there is a need for banks and financial institutions to process such personal credit loans in bulk and automate the approval process, so as to save time and resources. Additionally, banks and financial institutions are more likely to engage third parties to collect delinquent debts under personal credit loans in an effort to spare their labor and financial resources. Our client base comprises only commercial banks and non-bank financial institutions, and does not include any peer-to-peer lenders.

The intelligent risk management industry and credit loan debt collection industry in China have been expanding in recent years. According to Frost & Sullivan, the market size of intelligent risk management services in 2020 reached RMB7.8 billion (approximately $1.2 billion) and is expected to reach RMB22.8 billion (approximately $3.5 billion) by 2025. Similarly, the market size of credit loan debt collection services in 2020 reached RMB65.8 billion (approximately $10.2 billion) and is expected to reach RMB116.0 billion (approximately $17.9 billion) by 2025. With the market sizes expanding, we believe we may have more opportunities to build a sustainable and scalable business with our ever-improving pre-approval and post-loan products and services. We endeavor to efficiently and effectively assist our clients with their pre-approval risk management and post-loan delinquent debt collection in connection with credit loans.

Our business is comprised of two segments: (1) the credit loan pre-approval stage: risk evaluation and solvency assessment products and services; and (2) the credit loan post-loan stage: delinquent debt collection services. Currently, we are focused on providing our products and services to commercial banks, e-commerce platform affiliated finance companies, licensed consumer finance companies and other financial institutions in China which engage in the consumer credit loan business.

Before a credit loan is approved, our clients engage us to evaluate the risk of default and assess the solvency of a loan applicant. Our products and services in the pre-approval segment facilitate our clients’ determinations on granting loans. Our clients are charged contingent monthly fees based on the number of verification records we process. During the post-loan stage, when a credit loan is in default, our clients engage us to collect the delinquent receivables. Unlike traditional asset management companies, our delinquent debt collection business follows a “light-asset strategy”—namely, we do not purchase the delinquent loans we collect, but only collect them on behalf of financial institution clients in exchange for commissions based on our collection success. The light-asset strategy reduces our cost of capital and cash flow requirements by avoiding debt acquisitions, while minimizing our exposure to potential bad debts. Because we do not purchase  delinquent loans, we have not been, and could not be, required take an ownership interest in the finance receivables we service.  In the pre-approval stage, we utilize our self-developed advanced technology, including artificial intelligence, proprietary technology systems and digital technology, to process and analyze client-provided encrypted and anonymized data to increase our work efficiency and result accuracy. In the post-loan stage, we utilize collection process software purchased from third parties to manage and control our work process. We believe that our technology infrastructure, as we enhance its sophistication, can continue to improve our performance and optimize our financial results.

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We have experienced substantial growth since the inception of our PRC operating entities. The numbers of our clients were 53, 68 and 75 for the fiscal years ended December 31, 2019, 2020 and 2021, respectively, representing a growth of 28% and 10% from the previous periods, respectively. For the fiscal year ended December 31, 2021, our three largest clients accounted for 49%, 15%, and 13% of our total revenue, respectively. The numbers of our operating centers and offices were 13, 16 and 19 for the fiscal years ended December 31, 2019, 2020 and 2021, respectively, representing a growth of 23% and 19% from the previous periods, respectively. In our pre-approval segment, as of December 31, 2019, 2020 and 2021, we processed approximately 75,415,000, 52,900,000 and 63,700,000 verification records, respectively, representing a decrease of 30% and an increase of 20% in the number of verification records processed from the previous periods, respectively. The decrease in 2020 was mainly due to the COVID-19 pandemic. In our post-loan segment, as of December 31, 2019, 2020 and 2021, the total amount of delinquent credit loan debt we successfully collected was RMB0.32 billion (approximately $0.05 billion), RMB5.27 billion (approximately $0.76 billion) and RMB11.03 billion (approximately $1.7 billion), representing a growth of 1534% and 109% from the previous periods, respectively. The total amount of delinquent credit loan debt we were engaged to collect, as of December 31, 2019, 2020 and 2021, was RMB11.0 billion (approximately $1.6 billion), RMB19.6 billion (approximately $2.8 billion) and RMB33.9 billion (approximately $5.2 billion), representing a growth of 79% and 73% from the previous periods, respectively. The monthly average amount of delinquent credit loan debt collected per each collection specialist, as of December 31, 2019, 2020 and 2021 was RMB124,000 (approximately $17,966), RMB668,000 (approximately $96,807) and RMB1,329,000 (approximately $205,969), representing a growth of 439% and 99% from the previous periods, respectively.

As a result of our expansion and growth, our total revenue amounted to $20,653,211 for the fiscal year ended December 31, 2021, representing a growth of 29.1% compared to the fiscal year ended December 31, 2020. Revenue derived from pre-approval risk management services and post-loan delinquent debt collection services accounted for approximately 17.2% and 82.8%, respectively, of our total revenue for the fiscal year ended December 31, 2021, and 15.7% and 84.3%, respectively, of our total revenue for the fiscal year ended December 31, 2020. Our gross profit amounted to $3,611,539 for the fiscal year ended December 31, 2021, representing a decrease of 30.7% compared to the fiscal year ended December 31, 2020. Our net income amounted to $403,076 for the fiscal year ended December 31, 2021, representing a decrease of 68.4% compared to the fiscal year ended December 31, 2020. The decrease in net income was primarily attributable to (i) an increase in cost of revenue by 58.0% in 2021, resulting from (a) an increase in salaries and benefits, (b) an increase in management service costs for operating centers, and (c) an increase in data service costs; and (ii) an increase in total other expense by 139.6%, primarily driven by an increase in net expense in 2021 for penalties and interest of under-declared income taxes that were recognized as components of the non-operating expenses.

By leveraging our technological advancement, innovative approach, and experience, we believe that we have, to a large extent, identified potential risks of credit loan applicants, saving our clients the burden of delinquent debt collection, and effectively increasing the delinquent debt recovery rates for them. We also believe that our performance and success have been evidenced by our increasing client base and financial results. It is our plan to continue to devote our efforts to improving our products and services in order to better service our clients and their expanding needs. In the future, we hope to exploit the synergy between pre-loan and post-loan services, and offer financial institutions one-stop services for risk management and debt collection, which may reduce bank bad debt losses and improve post-loan recovery rates by screening out high-risk applicants and improving the efficiency of banks and other institutions in collecting delinquent loans.

Our Competitive Advantages

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.

Sophisticated and Dynamic Risk Management Capability and Competitive Delinquent Debt Collection Ability with Proven Performance and Strong Relationships with Major Clients

Our risk evaluation and solvency assessment engine evaluates both contract capacity, which we define as the probability of delinquency when the first loan payment is due, and solvency of applicants, by automatically generating personalized and instant reports to assist our clients with their decisions. Our risk evaluation and solvency assessment engine is constantly evolving with increasing amount of transactional, behavioral and demographic data processed on our platform, which enables us to generate reports within seconds without manual intervention, and to swiftly adapt to new situations as they arise from time to time.

We provide nation-wide delinquent credit loan debt collection services to many renowned commercial banks and financial institutions in China, including China CITIC Bank and Ping An Bank Co., Ltd. For the fiscal year ended December 31, 2020, we serviced three of the top 10 commercial banks, as measured by outstanding balances of credit loans originated by such banks in China in 2020 for the collection of credit loan receivables. In addition, we collaborate with reputable online consumer finance companies for the collection of online receivables, such as Chongqing Meituan Sankuai Small Amount Loan Co., Ltd. and Du Xiaoman Financial. Most of these online consumer finance companies are financial arms of certain Chinese conglomerates and the largest internet giants. For the fiscal year ended December 31, 2020, we serviced two of the top 10 online consumer finance companies, as measured by outstanding balance of credit loan in China in 2020 for the collection of credit loan receivables. Due to the nature of the financial industry, in order to avoid any violation of industry standard practices and regulations, our clients, particularly commercial banks, often apply rigorous criteria when they select their partners regarding delinquent credit loan debt collection. We are shortlisted by several PRC commercial banks and online consumer finance companies as their preferred service provider and we are their trusted business partner in delinquent credit loan debt collection.

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We believe we build and maintain our client relationships with our business reputation, the quality of our products and services, work efficiency, industry experience, scale of business operation, geographic reach, infrastructure, and commitment to compliance and data security.

A Portfolio of Integrated, Complementary Products and Services to Optimize Our Results

According to Frost & Sullivan, the aggregate outstanding principal balance of personal credit has reached RMB 63.3 trillion in 2020, and it is expected to increase to RMB 122.9 trillion in 2025, given the rise of small online consumer loan products. Along with the increasing outstanding principal balances sustained in personal credit lending, the delinquency rate of these loans increases accordingly. We understand that delinquent loans could bring disadvantages to banks and financial institutions, such as reduced income, unrecoverable principal and reduced cash flow, and it is also a negative indicator to their performance and operations. Our operations are dedicated to providing quality services to relieve the stress of financial institutions in recovering delinquent credit loans, and providing customized intelligent risk management products and services during the pre-approval stage. By offering risk evaluation and solvency assessment products and services in the credit loan application process, we believe the occurrence of loan delinquency could be significantly decreased. We are committed to providing products and services that address risk evaluation and solvency assessment during the pre-approval stage and credit loan debt collection during the delinquency stage. We believe that the combination of the various products and services we offer provides us with a competitive advantage in the industry.

Proprietary IT Infrastructure and Strong Technology Team

Our scalable and historically reliable pre-approval technology infrastructure incorporates big data analytics and artificial intelligence, which are central to every aspect of our pre-approval operations and solutions. The proprietary risk evaluation and solvency assessment engine we built offers various products utilizing advanced algorithms, including random forest regression, or “Random Forest Regression,” K-Nearest Neighbor, or “KNN,” principal component analysis method, or “PCA,” and k-means algorithm, or “K-means,” which increase accuracy of our results. In particular, Random Forest Regression is an ensemble method, which can generate several estimation results at the first step, then compare the result list generated from step one, and produce the best result (which result appears most frequently). The KNN model (K-Nearest Neighbors) computes and compares the differences between each pair of two samples, and generates a rule for estimating the result. The training process for the KNN model is faster and more efficient than other machine learning methods. The PCA method is used to reduce the data dimensions and eliminate irrelevant information, resulting in more accurate and efficient estimation models. The K-means method is used for data clustering, which separates analysis objects into different clusters automatically and helps users to understand the analysis objects. These machine learning methods can be combined to increase prediction accuracy and computing efficiency. Additionally, our advanced risk evaluation and solvency assessment engine is an advanced engine based on machine learning and artificial intelligence. In order to more effectively analyze applicant data, assess risks and enhance our product and service offerings, we, through Beiming Technology, cooperate with the Research Center on Fictitious Economy & Data Science of Chinese Academy of Sciences in China (the “Research Center”) to establish a big data joint laboratory to conduct research in certain areas, including a Deep Learning algorithm (a subset of a Machine Learning algorithm that uses multiple layers of neural networks to perform in processing data and computations on a large amount of data) and distributed computing (to calculate data on multiple servers simultaneously to get variables) and storage technologies (to store data in multiple servers in order to increase calculation speed by computing simultaneously). The developments through the Joint Laboratory have been applied to improve our model scoring products and services. See “Our Business Partners – Research and Development Partner.”

We devote significant effort to standardize and improve our collection process, in order to optimize our collection results and efficiency through utilizing our collection operating portals. Our collection operating portals are designed to (i) address all of our client's security and safety requirements, (ii) process large volumes of debtor and receivable information, (iii) ensure compliance and information security, and (iv) be scalable to support the expansion of our business operations. With these portals, we are able to conduct delinquent debt collection practices efficiently and effectively.

Visionary and Experienced Leadership Backed by A Strong Team of Talent

Our management team’s vision, extensive and diverse financial industry experience and rich technological expertise are critical to our success.

Mr. Xu Dai, the chairman of our board of directors, has nearly 40 years of experience in the financial industry and broad connections within such industry. He is currently a core member of the IC Card Engineering Project (Hainan) Research and Development Team of the Modern Payment System of People’s Bank of China. Prior to joining our Company, he worked in multiple state-owned banks and joint-stock banks in China and served as the branch bank manager at the Shanghai branch of China Everbright Bank Co., Ltd.

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Mr. Xiaowei Wang, our chief executive officer, has 13 years of experience in the post-loan management industry. He previously served as the manager of Credit Card Debt Collection Department at Shenzhen Development Bank and the general manager at the Shenzhen Branch of Ping’an Comprehensive Financial Services Co., Ltd.

Mr. Yulin Dong, our chief financial officer, is a member of the Association of Chartered Certified Accountants. He is a seasoned accountant with years of experience working for multiple domestic listed companies. He served as a senior accountant at Ernst & Young Hua Ming CPA LLP and as a deputy director of the Investment M&A Department at Shanghai Jiafu Asset Management Co., Ltd. Mr. Dong received a master's degree in Accounting & Finance from the University of Exeter.

Advanced Know-How and Compliance-Oriented Business Practice

In order to provide our clients with customized solutions, we use our proprietary analytical processes, coupled with our experience derived from the large number of collection cases we have serviced from 2015 to 2022. To grow our presence in the delinquent credit loan debt collection market in China, we have consistently dedicated resources to help our employees acquire specific knowledge to maintain and enhance our service quality and reputation. We provide multi-stage training and mentorship programs for our newly recruited employees and continuing education programs for experienced employees. We also employ a performance monitoring system to monitor our collection specialists’ activities and set minimum performance standards for them. This system assigns a performance score to each specialist based on a set of key performance indicators, or KPIs, which we use to evaluate service quality, collection efficiency, and compliance with relevant laws, regulations and internal procedures. This monitoring system is also linked to our compensation structure, which provides our employees with an open and transparent compensation system that, in addition to base salary, rewards them based on their performance.

We have also been operating in compliance with relevant laws and regulations and our clients’ compliance policies. Beiming Technology has obtained certifications of ISO27001 Information Security Management System and ISO27701 Privacy Information Management System, while Shenzhen Xindesheng has obtained certifications of ISO9001 Quality Management System and ISO27001 Information Security Management System, both of which are in compliance with relevant standards of the Information Safety Management System. See “Privacy Protection and Information Security.” We developed an Employee Code of Conduct and a Quality Assurance Management Plan, and we require all our employees to strictly comply with internal compliance policies and relevant laws and regulations. In addition, we have established separate departments for quality inspection, supervision, security, and legal compliance to control all phases of the risk evaluation and solvency assessment and delinquent credit loan debt collection process. As of the date of this prospectus, we have not been involved in any material litigation regarding our risk evaluation and solvency assessment and delinquent credit loan debt collection services.

Innovative Business Model Leveraging Business Development with A Light-Asset Strategy

Although the majority of our net revenue is derived from our delinquent credit loan debt collection segment, we differentiate ourselves from an asset management company, or an “AMC.” One of the main differences between us and an AMC is that we do not purchase delinquent loans. Traditional AMCs acquire delinquent loans before they dispose or restructure them, in order to generate revenue. We do not purchase any of the delinquent loans for which we assist with delinquent debt collection. Instead, we collect commissions from our clients based on the amount of delinquent loans we successfully collect. We believe this business model is best suited to support our current business, in that, on the one hand, it reduces our cost of capital and the need of cash flow by avoiding such acquisitions, and increases the amount of working capital available to be deployed for other purposes, such as information technology development and research; on the other hand, it minimizes our risks in the acquisition of potential bad debts.

Our Growth Strategies

Our mission is to provide our clients with efficient and customized risk management and delinquent debt collection products and services in connection with credit loans. We plan to pursue the following strategies to achieve this mission:

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Expand Our Client Base and Enhance Our Brand Recognition

We seek to expand our client base and increase our penetration in China’s credit loan intelligent risk management market and delinquent credit loan debt collection market by offering quality customized products and services, adding operating centers in new locations, and implementing targeted marketing. We are looking into opportunities to expand our geographic reach. With additional locations in new regions, we expect to establish more business relationships with new clients in such regions. Additionally, we expect to further our cooperation relationships with our existing clients who also have business in the new regions. We will also continuously optimize our client acquisition channels by deploying marketing campaigns and initiatives to reach a broader client audience. For example, Notice on Launching the Pilot Work for the Transfer of Non-Performing Loans issued by China Banking and Insurance Regulatory Commission in PRC became effective on January 7, 2021. Since the aforementioned regulations became effective, there have been fierce competitions among AMCs on acquiring delinquent loans from commercial banks. In anticipation of the expansion of delinquent loan acquisition as a potential opportunity for our business, we started exploring partnership opportunities through negotiations with some AMCs. We expect to form cooperation relationships with some AMCs to assist them with delinquent loan collection, although there is no guarantee that we will be able to do so. We believe, with our expertise and experience in the delinquent debt collection industry, we are in a good position to capture such opportunities to further expand our business into the consumer non-performing asset management markets. As our client base grows, we expect to be able to access and analyze more information from our existing and new clients, which could enrich our professional experience, and ultimately could improve our product and service quality and client satisfaction, and help us in innovating new and improved product and services tailored to our clients.

Our goal is to become a national service provider in the areas of pre-approval risk management and post-loan debt collection within three years, starting in 2023. To achieve this goal, we expect selling expenses to continue to increase as we expand our client base and acquire new businesses. By 2025, we intend to set aside 10% of our revenue for selling expenses. The funds are expected to come from shareholders' investments and capital market financing as well as cash inflows from ongoing operations. We may face challenges and difficulties in client development due to: (i) fluctuations in market demand, especially the post-loan debt collection market; (ii) uncertainties about the adverse effects of potential financial regulatory policies on pre-approval risk management and post-loan debt collection; and (iii) uncertainties as to the customer satisfaction with existing services.

Increase Investment to Improve Our Information Technology and Data Analytic Capabilities.

Information technology is a key driver of innovation in the financing industry. We intend to focus on improving our technology framework to be more efficient and scalable to prepare us for future business growth. We expect to continue to invest in data and information technology, and strive to strengthen our data analytics and technology capabilities and upgrade our IT system for artificial intelligence compatibility and functionality. We believe that artificial intelligence will allow us to optimize work productivity and efficiency, customize our products, services and solutions, further automate various components of our businesses, and ultimately achieve greater client satisfaction and improve our overall financial results. We plan to continue to upgrade and fine-tune our analysis models and algorithm based on digital technologies.

We are developing more tools to supplement our solutions and attract and retain business. We plan to continue to develop and provide more innovative solutions through our research and development, or “R&D”, team. We have employees within the R&D team working on artificial intelligence, data source assessments and other projects of possible application to our business. We also plan to invest significantly in strengthening our data analytics capabilities and the sophistication and reliability of our technology system through both in-house research and development and strategic collaborations. For example, in order to more effectively analyze applicant data, assess risks and enhance our product and service offerings, we, through Beiming Technology, cooperate with the Research Center to establish a big data joint laboratory to conduct research in certain areas, including a Deep Learning algorithm and distributed computing and storage technologies. Additionally, we hired Mr. Guangju Zhou, an fintech expert with 15 years of experience in credit risk control as our chief risk control officer in 2021. Mr. Zhou will dedicate his efforts to strengthen our R&D capacities and data analytics capabilities. In addition, we plan to recruit more talent with data and modeling expertise to enhance our overall research and development capabilities. We also hope to continue both in-house development and external acquisition of technology to better utilize our technical know-how in our risk management segment to provide better products, services and results.

We plan to continuously invest in technology starting in 2023 and to explore a solution that offers one-stop services for pre-approval risk management and post-loan debt collection services to large institutions in China. Our technical team needs to be strengthened and our hardware needs to be upgraded in order to achieve this goal. Consequently, we expect our spending in technology development to continue to grow. In 2023-2025, we expect to spend approximately $5 million on technology research, product development, and equipment upgrades. Funds are expected to be generated from cash inflows from operations, bank borrowings, shareholder contributions, and capital market financing. We may face difficulties and uncertainties in technology development, primarily driven by: (i) the effectiveness of the developed products; (ii) whether our technology updates can keep up with the rapid changes in market demand; and (iii) how well our innovative products are accepted by our customers.

Selectively Pursue Strategic Investments and Acquisitions.

To expand our business and market share, promote our development, and increase the number and loyalty of our clients, we intend to, at reasonable and proper prices, pursue strategic investments and acquisitions in China that are complementary and/or in furtherance to our business and operations when suitable opportunities arise. This may include opportunities to diversify our product and service offerings and strengthen our technology infrastructure and data analytics capabilities. Starting from 2023, we plan to add five new operation centers for our post-loan debt collection business in the next two years through investments or mergers and acquisitions. For the pre-approval risk management business, we plan to acquire competitive technology through mergers and acquisitions after a thorough evaluation of such technology, although we do not have a target yet. The funds will be raised through bank borrowings, shareholder contributions, and capital market financing. In this regard, we expect to reserve 30% of the IPO proceeds for future strategic investments or mergers and acquisitions. In our potential investments or mergers and acquisitions, we may face challenges and difficulties, primarily due to uncertainties regarding (i) the willingness of a target company to cooperate; (ii) whether we have sufficient capital reserves; and (iii) the legal risks associated with mergers and acquisitions.

Continue to Recruit and Retain Talent to Grow and Maintain Our Team

As of the date of this prospectus, we have approximately 250 full-time employed collection specialists and 650 outsourced collection specialists. As we consider this team one of the most valuable elements of our business and development, we plan to continue to place considerable focus on attracting, training, retaining and motivating our team of collection specialists. We intend to recruit and hire more senior employees with extensive debt-collection experience through social recruitment. As to our existing employees, we intend to nurture, retain and motivate them by continuing to provide multi-stage training and mentorship programs for our newly recruited collection specialists and continuing education programs for experienced collection specialists. We also offer ample opportunities of upward mobility to our collection specialists, including incentive bonuses and a fast promotion track based on their performance. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We believe our ability to hire, develop and retain a strong collection specialist team is critical to our continued growth and profitability, and creates a strong competitive advantage. Starting from 2023, we plan to add five new operations centers and approximately 1,000 debt collection specialists by 2025. Consequently, we expect our salary and wage costs to rise by more than $20 million per year during the period from 2024 to 2025. The funds are projected to come from shareholders' investments and capital market financing as well as cash inflows from ongoing operations. We may face challenges and difficulties primarily driven by (i) whether our operating results will grow as anticipated; (ii) the stability of our business personnel system; and (iii) the impact of regulatory policies and market changes on our Company.

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Our Products and Services

Credit loans refer to the loans granted to borrowers based on the creditworthiness of the borrower without any collateral requirement. Based on the different financing purposes, credit loans can be categorized into multiple types, such as consumption loans, auto loans, personal business operation loans and online microcredit. From the perspective of collateral, loans can be divided into credit loans and collateral loans. Specifically, credit loans refer to the loans granted based on the creditworthiness of the borrower without any collateral requirement, while collateral loans refer to the loans secured by some forms of collateral. We mainly focus on personal credit loans, due to their increasing market demand. In particular, personal credit loans usually involve small principal amounts, but are often greater in quantity, due to higher demand. This increases the demand for automated processing on a large scale in the pre-approval stage. Additionally, banks and financial institutions are more likely to engage third parties to collect delinquent debts from personal credit loans to spare their labor and financial resources.

As of the date of this prospectus, our focus has been on providing our products and services to commercial banks, e-commerce platform affiliated finance companies, licensed consumer finance companies and other financial institutions in China who engage in the personal credit loan business.

We offer our solutions in connection with credit loans in two segments: (1) the credit loan pre-approval stage: risk evaluation and solvency assessment products and services; and (2) the credit loan post-loan stage: delinquent debt collection services.

Risk Evaluation and Solvency Assessment Products and Services - Credit Loan Pre-approval Stage

During the credit loan pre-approval stage, we utilize our advanced technology, including artificial intelligence, proprietary technology system and digital technology, to offer risk evaluation and solvency assessment products and services to our clients. Our products and services under this segment can facilitate our clients’ decision-making in connection with approving and granting credit loans to their applicants, which further contributes to their risk management systems. Specifically, through evaluating the applicants’ information, we are able to identify applicants with high risks of delinquency and can alert our clients accordingly, which usually leads to rejection of loan application directly. Further, we conduct evaluation on the solvency of the loan applicants. The results may be used to assist our clients with their determinations on loan amounts to be granted to the applicants, in order to reduce the scale and the risk of loan delinquency. In the process of determining and granting credit loans, other than our reports, our clients will also consider other factors and resources they deem necessary and important. Therefore, our assessment and evaluation reports, if being used to facilitate the determination of loan approval, only serve as supplement sources in a client’s determination process. Depending on the needs of different entities, our clients may also use our products and services for other purposes as they see fit.

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For the fiscal years ended December 31, 2021 and 2020, we generated approximately $3,557,857 and $2,516,756 in revenue, respectively, from our products and services provided during the credit loan pre-approval stage, which contributed to 17.2% and 15.7%, respectively, of our revenue for such fiscal years. As of December 31, 2021,2020, and 2019, we processed approximately 63,700,000, 52,900,000, and 75,415,000 verification records, respectively, representing an increase of 20% and a decrease of 30% in the number of verification records processed from the previous periods, respectively. The decrease in 2020 was mainly due to the COVID-19 pandemic.

Our Products and Services for Risk Evaluation and Solvency Assessment

In order to depict a comprehensive profile of a loan applicant to facilitate our clients, we design and offer a series of products and services to address different perspectives. We are able to provide customized combinations and configurations of these products and services to cater to the specific needs of different clients. Other than the existing products and services, our clients may also engage us to develop tailored products and services on a case-by-case basis from time to time. Our products and services for risk evaluation and solvency assessment can be applied to personal credit loans of any amount. Most of our clients utilize our products and services on their personal credit loan products ranging from $100 to $10,000.

The following chart sets out the existing products and services provided by us for risk evaluation and solvency assessment.

Our products and services for the credit loan pre-approval stage are classified in two categories: a) model scoring; and b) basic verification. Model scoring products and services are provided through our own risk evaluation and solvency assessment engine while basic verification products and services are provided with the cooperation of third parties.

Model Scoring:

Each model scoring product is used for a different scenario and purpose.

1. Contractual Capacity Scoring

Through a contractual capacity scoring model, or the “Contractual Capacity Scoring,” created utilizing the Random Forest Regression algorithm, we process anonymous application information, collected and provided by our clients such as banks and financial institutions through a secure and encrypted transmission to our Contractual Capacity Scoring system, to calculate each applicant’s probability of delinquency when the first loan payment is due. Applicants with high probability of delinquency, which is determined by the score of the applicant’s application, when the first payment is due will be identified as an applicant with no or low contractual capacity. With a report from the contractual capacity system, our clients are able to evaluate the risk of no or low contractual capacity in such application and determine on the application result.

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2. Pre-approval Risk Warning Scoring

Through a pre-approval risk warning scoring model, or the “Pre-approval Risk Warning Scoring,” created utilizing the Random Forest Regression, we process anonymous application information, collected and provided by our clients through a secure and encrypted transmission to our Pre-approval Risk Warning Scoring system, to calculate each applicant’s probability of being delinquent for more than thirty (30) days. Applicants with high probability of being delinquent for more than thirty (30) days will be identified as an applicant with risks. With a report from the Pre-approval Risk Warning Scoring system, our clients are able to evaluate the risks of loans being delinquent for more than thirty (30) days and also make strategic risk management arrangements and decisions regarding the applications.

3. High-risk Client Group Identification

Through a high-risk client group identification model, or the “High-risk Client Group Identification,” created utilizing the Random Forest Regression, we process anonymous application information, collected and provided by our clients through a secure and encrypted transmission to our High-risk Client Group Identification system, to calculate each applicant’s probability of being delinquent for more than thirty (90) days. Applicants with high probability of being delinquent for more than thirty (90) days will be identified as a high-risk applicant with a risk of insolvency. With a report from the High-risk Client Group Identification system, our clients are able to identify the applicants with a delinquency rate of 10% or higher, evaluate the risk of loan applications and also make a determination on the application results.

4. Customer Portrait

Through a customer portrait model, or the “Customer Portrait,” created utilizing the PCA and K-means, we process anonymous application information, collected and provided by our clients through a secure and encrypted transmission to our Customer Portrait system, to depict a financial portrait of each applicant. With a Customer Portrait, our clients are able to design strategies to manage their existing client relationships or conduct marketing activities.

Basic Verification

We cooperate with several information verification service providers to provide basic verification services to our clients. With the resources and software from our information verification service providers, we provide the following services: (i) Persons of Concern Scoring, which involves obtaining the scores indicating the default likelihood of applicants through searches based on their names and identification numbers such that our clients can identify persons of concern with high risk of default; (ii) Vehicle Information Checking, which verifies the applicants’ vehicle information; (iii) Portrait Comparison, which verifies the applicants’ faces, names and identification card information; (iv) Abbreviated Information Verification, which verifies the applicants’ names and identification card numbers; and (v) Identify Verification, which verifies the applicants’ names, identification card information and their effective dates.

Risk Evaluation and Solvency Assessment Process

Step 1: Engagement

Approximately 95% of the engagements we obtain for our pre-approval risk evaluation and solvency assessment products and services from our clients are through a bidding process while the remaining 5% are through direct engagement.

Before the engagement, we normally provide our potential clients with the opportunity to test our products and they will internally analyze the accuracy of the results of our products to ensure satisfaction.

When an engagement agreement is entered into, our technical team will assist with interface development to connect our system with our clients’ system to enable data transfer.

Step 2: Collect applicants’ information

Loan applicants provide personal information to the banks or financial institutions in connection with loan application through various channels, such as through filling in application forms over-the-counter or online or through the client’s mobile apps. Banks or financial institutions then encrypt, anonymize, and transfer the applicants’ personal information relating to the loan process and risk evaluation to our system for further processing.

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Step 3: Basic Verification

If a client has purchased any of the basic verification products, the aforementioned collected applicants’ information, including the applicants’ personal information relating to the loan process and risk evaluation, will be encrypted and transferred, though our Company, to the systems provided by our information verification service providers. Such systems will process the data received and generate reports accordingly to provide to the banks or the financial institutions.

Step 4: Contractual Capacity Scoring

a.	Banks or financial institutions encrypt, anonymize, and transfer certain applicants’ personal information relating to the loan process and risk evaluation to our Contractual Capacity Scoring system.

b.

Contractual Capacity Scoring system will process the data received and generate reports accordingly to provide to the banks or the financial institutions. The scores in the reports range from 300 to 900 and the probability of delinquency increases as the scores decrease.

c.	Banks or the financial institutions receive reports and may determine whether to reject the application at once or to enter into the next application process based on the reports.

Step 5: Pre-approval Risk Warning Scoring

a.

After Step 3, if the banks or the financial institutions wish to continue the loan application process further, they will further transfer the applicants’ personal information relating to the loan process and risk evaluation in an encrypted and anonymous form to our Pre-approval Risk Warning Scoring system.

b.

Pre-approval Risk Warning Scoring system will process the data received and generate reports accordingly to provide to the banks or the financial institutions. The scores in the reports range from 100 to 700. Pursuant to the score, our clients can identify the level of risk of each applicant, such as extremely high, very high, high or no risk.

c.

Banks or the financial institutions receive reports and may further process the loan application based on the reports, their own internal risk management policies and their internal loan management procedures.

Step 6: High-risk Client Group Identification (if purchased)

a.

Banks or the financial institutions which purchase our High-risk Client Group Identification product will transfer the applicants’ personal information relating to the loan process and risk evaluation in an encrypted and anonymous form to our High-risk Client Group Identification system.

b.

High-risk Client Group Identification system will process the data received and generate reports accordingly to provide to the banks or the financial institutions. A report will indicate 1 or 0, which identifies whether an applicant is among the high-risk client group or not.

c.

Banks or the financial institutions receive reports and may further process the loan application based on the reports, their own internal risk management policies and their internal loan management procedures.

Step 7: Customer Portrait (if purchased)

a.

Banks or the financial institutions that purchase our Customer Portrait product will transfer the applicants’ personal information relating to the loan process and risk evaluation in an encrypted and anonymous form to our Customer Portrait system.

b.

Customer Portrait system will process the data received and depict financial portraits of applicants accordingly to provide to the banks or the financial institutions. A report will provide certain information about an applicant, including the applicant’s risk level, solvency and consumption and financial habits through different labels.

c.	Banks or the financial institutions receive portraits and may design strategies to manage their existing client relationships or conduct marketing activities.

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The above is the standard process for our existing products and services. If our clients engage us to develop tailored products and services, we start our development process based on the needs and requirements of the clients after engagement agreements are entered into.

Quality Control and Assurance

We believe that quality assurance is critical to the success of our business. We prioritize our clients’ priorities, which are accuracy, timeliness and stability, and we have designed and adopted the following methods in our quality assurance process:

a.

Maintain System Stability. Our data storage, web application and other applications operate through cluster operation with a monitor system, which ensures that our information technology system operates continuously 24/7. We have five (5) servers in our cluster. If one server experiences technical difficulties or outage, the cluster will immediately and automatically separate such server and switch to the other servers to ensure uninterrupted operation.

b.

Improve Accuracy. Our pre-approval artificial intelligent system utilizes machine learning technologies and can adapt to new changes immediately and continuously enhance and update itself to be more tailored to specific tasks and different business scenarios, in order to deliver more up-to-date results. See “Our Technology Infrastructure and Technology—Our Pre-approval and Post-Loan Systems—Pre-Approval Artificial Intelligent System.”

Compliance

We believe our core competence lies in our ability to provide quality service and compliance with applicable laws and regulations. We have undertaken the following measures to ensure compliance.

Our Compliance Policies

We have designed and implemented the following compliance policies and our administration departments and information technology department will conduct period inspections to ensure compliance:

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Compliance Policies and Requirements Between the Company and the Clients. Our Compliance Policies and Requirements Between the Company and the Clients set forth certain policies and procedures applicable to the company and its clients to maintain compliance status through the whole service process. In particular, such policies and requirements emphasize the importance of keeping proprietary information confidential and conducting due diligence on both parties’ qualifications and any authorizations obtained, and have guidelines that prohibit unauthorized use of information or the Company’s products and services.

●

Internal Compliance Management System. The goals embodied in our Internal Compliance Management System are to strengthen our compliance management, standardize the compliance procedures and ensure compliance with government and internal regulations to promote the steady and healthy development of the Company. The system sets forth our compliance structure, our principles of compliance management, the responsible parities and the responsibilities of different parties in connection with compliance management.

Compliance Structure

The general manager of Beiming Technology also serves as the company’s compliance supervisor. A compliance specialist is responsible for reviewing and verifying our potential clients’ materials and the business materials submitted by our sales department pursuant to our compliance policies. Such compliance specialist reports to the compliance supervisor and submits any pre-approved documents to the compliance supervisor for further review and final approval.

Complaint Management

Our clients may file complaints against us in respect of our products or services, with or without merit, from time to time. We have maintained a low complaint rate. Our complaint rate was 0% for both the fiscal years ended December 31, 2021 and 2020.

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We take complaints and allegations seriously and have developed and adopted a systematic policy to address and process complaints. Our deputy general manager is responsible for processing general complaints while our general manager is responsible for all complaints. We also have a compliance department which handles complaints on a daily basis.

Our Business Partners

Verification Partners

To diversify and increase the categories of our pre-approval product and services and expand our business coverage, we, through Beiming Technology, have partnered with three information verification service providers (Suppliers E, F, and G, collectively, the “Third-Party Verification Partners”) in China to provide our basic verification products and services. For this purpose, we have entered into standard service agreements with our Third-Party Verification Partners, pursuant to which we are obligated to pay service fees to them after they have satisfied their performance obligations. Specifically, on January 25, 2021, we entered into a data service cooperative agreement with Supplier E for its watchlist scoring service, which is used in our Persons of Concern Scoring service. The watchlist scoring service refers to a data service utilized to determine a loan applicant's default risk. Pursuant to the agreement, which has a term from January 25, 2021 to January 25, 2023, we are required to pay service fees based on the amount of data to verify and certain fixed annual fees to Supplier E, and Supplier E is required to verify the legally authorized information of the person to be verified and provide feedback on the verification results using its own resources and data platforms in compliance with relevant laws. The agreement may be terminated by either party in the event of a material breach by the other party of the agreement or when either party engages in bankruptcy, reorganization, liquidation, and other similar procedures. The agreement will be automatically extended for one year upon expiration of the initial term, unless either party notifies the other that it does not intend to renew it, and the number of extensions is unlimited. On July 1, 2022, we entered into a data service agreement with Supplier F for its brief verification service, a data service used to verify loan applicants' names, ID numbers, start and end dates of their ID cards, their driving license information, and the validity of driving licenses. Brief verification services are applied in three of our five basic verification services including Abbreviated Information Verification, Identify Verification, and Vehicle Information Checking services. Pursuant to the agreement, which has a term from July 1, 2022 to June 30, 2023, we are required to pay service fees based on the amount of data to verify and Supplier F is required to provide brief verification services in compliance with relevant laws. The agreement may be terminated if: (i) either party materially breaches the agreement and fails to rectify it within a specified period of time; (ii) either party commits crimes or engages in other detrimental business practices; or (iii) a bankruptcy, reorganization, liquidation, and other similar procedure occurs with respect to either party. On February 24, 2022, we entered into a data service agreement with Supplier G for its brief verification and portrait comparison services. The portrait comparison service is an on-site verification used to confirm whether the documents presented by a loan applicant are attributable to that particular loan applicant. Pursuant to the agreement, which has a term from February 24, 2022 to February 23, 2023, we are required to pay a flat service fee of RMB190,000 (approximately $29,450) to Supplier G, and Supplier G is required to provide the brief verification and portrait comparison services as requested in compliance with relevant laws. The agreement will be terminated if either party materially breaches the agreement and fails to rectify it within a specified period of time. A separate written agreement will need to be signed if both parties intend to cooperate once the agreement term expires.

In addition to our Third-Party Verification Partners, we also entered into a strategic cooperation agreement and several supplementary agreements, on April 23, 2019, with Beiming Data, a related party to our Company. Pursuant to the agreements, which had a term from April 23, 2019 to April 22, 2022, Beiming Data was required to provide data verification services including brief verification, portrait comparison, and watchlist scoring services through its data interfaces, and we were required to provide fully authorized encrypted information and pay service fees agreed upon by both parties. The agreements may be terminated if either party materially breaches the agreement and fails to rectify it within a specified period of time, or a bankruptcy, reorganization, liquidation, and other similar procedure occurs with respect to either party. On September 13, 2022, the agreements were renewed for another two years, from April 23, 2022 to April 22, 2024. On August 5, 2020, we entered into a strategic cooperation agreement and a supplementary agreement with another related party, Shanghai Yuanjin Information Technology Co., Ltd. (“Shanghai Yuanjin”). According to the agreements, which have a term from August 5, 2020 to August 4, 2023, Shanghai Yuanjin is required to provide data services including brief verification and portrait comparison services through its data interfaces, and we are required to provide anonymized and encrypted information about the person being assessed with their full and voluntary consent and authorization and pay the service fees agreed upon by both parties. Similarly, the strategic cooperation agreement may be terminated if either party materially breaches the agreement and fails to rectify it within a specified period of time, or a bankruptcy, reorganization, liquidation, and other similar procedure occurs with respect to either party.

Research and Development Partner

In order to more effectively analyze applicant data, assess risks and enhance our product and service offerings, we, through Beiming Technology, entered into a strategic cooperation agreement with the Research Center to establish a big data joint laboratory (the “Joint Laboratory”) to conduct research in certain areas, including a Deep Learning algorithm and distributed computing and storage technologies. The Chinese Academy of Sciences, established in 1949, has played a significant part in China’s scientific research and development, as it is the highest academic institution of natural science, the highest consultation institution of scientific technology, and the comprehensive research and development center for natural science and high technology in China. As of the date of this prospectus, Beiming Technology is the only company that cooperates with the Chinese Academy of Sciences on the research and development of Deep Learning algorithm and distributed computing and storage technologies in the areas of risk assessment and intelligent risk management. So far, the developments of the research and development of the Joint Laboratory have been used to improved our model scoring products.

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On September 2, 2020, we entered into a strategic cooperation agreement with the Research Center to establish the Joint Laboratory for the purpose of collaborating on basic technology research, high-tech applications, and talent development. Pursuant to the agreement, which has an effective term of three years from September 2, 2020 to September 1, 2023, we are required to provide funds to the Joint Laboratory and commercialize the results of  Joint Laboratory cooperative projects. The Research Center is required to first offer to license any existing scientific research results to our Company before licensing them to others. Our Company has the priority right to independently exploit the intellectual rights arising from the Joint Laboratory projects that we have funded. In the event that our Company decides to use such intellectual property rights, the Research Center shall not use the same research results for any commercial purposes. The strategic cooperation agreement may be terminated in the following situations: (i) both parties agree to terminate the agreement; (ii) either party materially breaches the agreement and fails to rectify it within specified period of time; or (iii) a force majeure event prevents either party from performing its obligations.

Our Business Infrastructure and Network

As of the date of this prospectus, we have one office located in Shanghai for our pre-approval segment. All of the staff of our pre-approval segment, including management, business, sales, research and development, risk control and compliance, conduct their business in this office.

Business Model, Fee Structure, Pricing and Contract Summary

We charge our clients fees monthly based on a predetermined unit price and the number of verification records processed by our risk evaluation and solvency assessment products and services, and we receive regular payments on a monthly or quarterly basis, in accordance with our service agreements with specific clients. Multiple factors contribute to the pricing of our products and services in the pre-approval segment. We mainly determine our prices based on three factors: (a) the requirements set by the financial institutions during bidding; (b) market rates; and (c) industrial experience on similar products.

In a typical service agreement entered into between our Company and a commercial bank or non-bank financial institution, we are obligated to provide our risk evaluation and solvency assessment products and services (such as Persons of Concern Scoring) to the commercial bank or non-bank financial institution during the term of the agreement, typically lasting for a year. The agreement will be terminated if: (i) either party materially breaches the agreement and fails to rectify it within a specified period of time; (i) either party commits crimes or engages in other detrimental business practices; and (iii) a bankruptcy, reorganization, liquidation, and other similar procedure occurs with respect to either party. In addition, the service agreement does not require commercial banks or non-bank financial institutions to exclusively use our risk evaluation and solvency assessment products and services during the term of the agreement.

Delinquent Debt Collection Services - Credit Loan Post-Loan Stage

During the credit loan post-loan stage, we provide delinquent debt collection services to our clients, by utilizing our team of collection specialists and our standardized collection process, which process has been improved from time to time. Our post-loan delinquent debt collection segment has been in operation since 2015. We actively assist our clients with credit loan collection to lower their bad debt rates and to successfully achieve the targets set by them. These services are offered on a nation-wide basis.

As of the date of this prospectus, our services under this segment have been provided mostly to commercial banks and other financial institutions in China with respect to delinquent credit card receivables collection. We also provide receivables collection services to consumer finance companies. The loans on which we facilitate collection services include M1 receivables (loan payments which are delinquent for a period between 1 and 30 days), M2 receivables (loan payments which are delinquent for a period between 31 and 60 days), M3 receivables (loan payments which are delinquent for a period between 61 and 90 days), primary receivables (loan payments which are delinquent for a period between 91 and 180 days), secondary receivables (loan payments which are delinquent for a period between 181 and 270 days), tertiary receivables (receivables to the loans which are delinquent for a period between 271 and 360 days), and quaternary receivables (loan payments which are delinquent for a period between 361 and 450 days).

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For the fiscal years ended December 31, 2021 and 2020, we generated approximately $17,095,354 and $13,481,095 in revenue, respectively, from our services provided during the credit loan delinquency stage, which contributed to 82.8% and 84.3%, respectively, of our revenue for such fiscal years. As of December 31, 2021 and 2020, the total amount of delinquent credit loan debt we successfully collected was RMB11.03 billion (approximately $1.71 billion) and RMB5.27 billion (approximately $0.76 billion), representing a growth of 109% and 1534% from the previous periods, respectively. Total commissions we collected for the fiscal years 2021 and 2020 were $17,095,354 and $13,481,095, respectively, representing an increase of 26.8% and 65.1% from the previous periods, respectively.

Delinquent Debt Collection Process

Step 1: Engagement

We obtain all engagements for credit loan collection services from our clients through bidding processes.

Depending on the various bidding opportunities the banks or financial institutions offer, we may bid on opportunities to collect delinquent credit loans in different categories for a certain term or for a certain project. Almost all of our current agreements are entered into for a specified term.

To participate in a bidding process, we will first sign up and provide bidding materials, including our business qualification certifications, land use certifications, form of employment agreement, credit certifications and other policies, and sometimes refundable deposits, if required, to the target banks or financial institutions according to the bidding requirements posted on their respective websites. We will also provide our bidding prices, which are determined based on (a) the market standard; (b) our commission rate on similar services; (c) our practical experience; and (d) the recommended prices provided by the target banks or financial institutions, if any. After the target banks or financial institutions’ initial review, they may arrange for on-site inspections, to ensure the authenticity of the application materials submitted and to examine our hardware and software equipment, information security and compliance status. We will also present and further explain our bidding materials in face-to-face meetings. Following the foregoing steps, the target banks and financial institutions will score each bidder’s bidding materials announce the results of bidding.

Once engagement is confirmed, we enter into engagement agreements with the banks and financial institutions. The terms and conditions of our engagement agreements may vary, depending on client and loan requirements. We have until the expiration date of the engagement period to collect credit loans assigned to us. Our clients may choose to renew our agreements based on our performance during or after the initial term.

The service scope of each engagement depends on (a) the demand of the banks or the financial institutions; (b) our preference; and (c) our performance and ability. Customarily, the banks or financial institutions will assign some small projects to us, then, based on our performance, they may assign more projects to us with greater collection amounts or different loan categories.

Step 2: Import Case Information and Data and Specialist Assignment

We rely on our collection operating portals or portals offered by banks or financial institutions to navigate through the collection process.

Case Information and Data Import

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We usually utilize our own collection operating portals in connection with the collection services for credit loans which have been delinquent for more than sixty (60) days. The number of collection specialists assigned to a project is determined by (a) the size of the project, and (b) the performance of each collection specialist during the previous month. Once the number of collection specialist is determined, the banks or financial institutions will transfer the case information to us and we will import the material information to our collection operating portals.

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Depending on the requirements of the banks or financial institutions we work with, we may use the banks or financial institutions’ collection systems instead of our collection operating portals, which may factor into collection specialist staffing decisions. Afterwards, the systems of the banks or financial institutions will automatically assign the projects to each collection specialist and no information would need to be imported from our end.

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Specialist Assignment

We consider various factors in our specialist assignments. See “Delinquent Debt Collection Services—Credit Loan Post-loan Stage—Our In-House Team.”

Step 3: Delinquent Debt Collection

We have developed a standardized process to collect delinquent loans. The following is an overview of our collection process:

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Initial Collection

Once a case is assigned, a collection specialist will first call the delinquent debtor to communicate on matters such as repayment time and amount. If the collection specialist is not able to reach the delinquent debtor through phone calls, he/she will then try the delinquent debtor’s emergency contact number, family number or work place number which the debtor previously provided. During the above process, the collection specialist may also use SMSs, emails, mails or WeChat messages to communicate with the delinquent debtor or his/her family or work place.

Collection Strategies for Longer Overdues

Based on our experience, loans past due for a longer time are usually more difficult to collect. As a result, our strategies for collecting delinquent loans vary based on the length of time such loans are delinquent. With the loans which are past due for less than sixty (60) days, we focus on sending reminders and notices to inform debtors of their past due payments. With the loans which are past due for more than sixty (60) days, our collection specialists will spend more time on communication and negotiation in each case. Additionally, depending on the specific status of the debtors and the loans, our specialists may spend even more time on sending collection letters to debtors who we are not able to locate, finding solutions to collect repayments, or tailoring repayment plans or installment plans pursuant to the policies set by our clients. During this stage, we focus on communication and negotiation, which require more sophisticated skills from our collection specialists.

Collection Methods

We may try to reach the debtors through phone calls, SMSs, e-mails, mails or social media messages. Based on our experience, telephone call is the most efficient, effective and preferable method as our collection specialists can have real-time conversations with debtors and may receive clear replies from them. E-mails, SMSs and social media messages are good for sending notices but not all debtors will reply to them. Mails can be slow in delivery and also difficult to be kept track of.

We primarily rely on the contact information of debtors collected by our clients during the debtors’ application process. Debtors provide their telephone numbers, home numbers, work numbers, e-mail addresses, residential addresses, work place names and other information to the commercial banks or financial institutions when they apply for credit loans. Such information will be provided to us by our clients or through our clients’ collection systems when the cases are assigned to us. If we are not able to get in touch with the debtors after we exhaust all the contact information provided by the debtors previously, we may try other methods. For example, in instances in which a debtor’s contact information is limited, we may call a street office, which is a self-government organization within a geographic region in which the local community members may fulfill certain management functions, or a residents’ committee, which is a governmental organization which manages relevant communities, to locate the debtor or a family contact. In addition, with the debtors who we are not able to locate after we have exhausted all other means, we may contact their family, friends, colleagues or other third parties for the debtors’ latest contact information. However, unless such third-party agrees, we do not contact him/her more than twice. Our collection activities do not involve face-to-face interaction with debtors, to avoid potential physical confrontation, control compliance-related risks, streamline and standardize the collection process, and increase collection efficiency.

All of the above activities and processes, including communication summaries and call records documenting such measures, are recorded and maintained in our collection operating portals or our clients’ systems.

Step 4: Case Termination

If a debtor repays his/her delinquent loan during our engagement period with our clients, or if we are unable to get in touch with the debtor or a debtor is not willing or able to repay his/her delinquent debt before the expiration of our engagement period, such case will be considered and marked complete in our collection operating portals or our clients’ systems.

Upon the expiration of an engagement period of a project, we will verify the amount of delinquent debt we successfully collect with our clients. After such amount is confirmed and verified, our clients will calculate commission fees accordingly and settle our payments. See “Delinquent Debt Collection Services—Credit Loan Post-loan Stage—Business Model, Fee Structure, Pricing and Contract Summary.”

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Quality Control and Assurance

To ensure our collection specialists consistently provide quality services that meet our standards, we have designed and implemented the following policies and procedures to help them improve, incentive them and efficiently manage their workload.

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Daily Inspection. Our compliance specialists perform daily spot checks on several collection cases for potential compliance violations. Our collection operating portals record all telephone conversations and communication summaries between our collection specialists and debtors. Our operating portals also conduct daily keyword searches against all the work logs generated that day for potential violations. If a violation is identified, we issue a disciplinary action against the collection specialist. Our disciplinary actions vary from warning to termination, which are issued in each case depending on the seriousness of the violation. Furthermore, we analyze work logs and telephone recordings collected from daily inspections for performance trends and non-compliant activities and train our specialists based on these findings in order to improve their performance.

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Performance Evaluation and Review. We consider call records from the collection operating portals to be a direct indicator of work capacity and workload. We utilize records from the operating portals to monitor our collection specialists’ performances and work capacity at different stages of the loan collection process and evaluate them based on a set of key performance indicators, or KPIs. We use KPIs to assess our collection specialists’ service quality, collection efficiency, work capacity and compliance with relevant laws, regulations and internal procedures. To evaluate the performance of a collection specialist, we will also take into consideration the target achievement rate we pre-set to such collection specialist. Our quality assurance team continuously monitors the performance, work capacity and compliance of our collection specialists to ensure that they employ appropriate collection methods to achieve better collection performance through KPI tracking, phone call recording assessment, complaint call feedback, and internal training and examination.

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Performance-based Compensation Structure. We require our collection specialists to meet the minimum performance standards predetermined by our management team and tie their performance to compensation structures.

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Case assignment. We consider various factors in our specialist assignment. For example, we assign more cases or more complicated cases, including the loans which are past due for a longer period, to the collection specialists who maintain good performance. One of our general principles is to balance our case assignment between case number and complexity. See “Delinquent Debt Collection Services—Credit Loan Post-loan Stage—Our In-House Team.”

We require all of our employees to strictly comply with our compliance policies and laws and regulations. For example, our collection specialists are not allowed to receive payment directly from our clients, make payments on behalf of our clients, or acquire personal information illegally. If our employee violates such requirements, we will issue certain penalties that range from warnings to termination of employment. We will also require our specialists to complete self-check compliance forms at least once a month to ensure their compliance.

Certain clients may require a reasonably enhanced level of supervisory review and others may require customized reports. We require our collection specialists to contact the debtors only through the means allowed under our standard procedure. Our collection specialists are not allowed to have face-to-face contact with any debtor. When we contact debtors by telephone, our collection specialists are required to make such calls only from our operating center landline or encrypted mobile phones issued by us, which records all of the telephone conversations are kept in our system or the clients’ systems.

Compliance

We believe our core competence lies in our ability to provide quality customer service and compliance with applicable laws and regulations. We have undertaken the following measures to ensure compliance.

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Our Compliance Policies

We have designed and implemented the following compliance policies and our administration departments and information technology department will conduct period inspections to ensure compliance:

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Employee Code of Conduct. Our efforts to maintain compliant operations starts with the training and continuing education of our employees. The Employee Code of Conduct sets forth the basic code of ethics, proper business conduct and obligations to clients. In particular, the code emphasizes the importance of keeping proprietary information confidential and maintaining a high level of professionalism in the performance of work functions, and have strict guidelines that prohibit certain actions such as selling debtor information, impersonating government officials, threat of violence, and use of vulgar or inappropriate language. In addition, the code specifies the reward and disciplinary actions for employees abiding by or violating this Employee Code of Conduct and other company regulations.

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Quality Assurance Management Plan. The goals embodied in our Quality Assurance Management Plan are to standardize the repayment and collection management operations, minimize risks related to repayment and collection management services, and ensure compliance with government and internal regulations. The plan sets forth definitions of violating conduct, including improper management of private and personal information, procedural violations, and fraudulent conducts and violations specific to loan repayment and collection management. The plan also includes corresponding penalties for employee violations and subsequent remediation plans to minimize the damage and prevent future incidents of similar violations. The plan consists of (i) a Work Place and Computer Room Sign-In and Sign-Out Policy; (ii) an Emergency Management Policy; (iii) a Complaint Processing Policy; (iv) a Work Process Policy; (v) Telephone Record Inspection Regulation; (vi) Compliance Management Regulation; (vii) Information Security Regulation; (viii) Work Log Inspection Regulation; and (ix) Trade Secret Protection Regulation.

We are also subject to our clients’ respective compliance policies for which they will conduct their own periodic inspections to ensure compliance.

Compliance Structure

The general manager of Shenzhen Xindesheng also serves as Shenzhen Xindesheng’s compliance supervisor who supervises all internal compliance related matters. In addition to implementing our compliance policies to regulate employee conduct, we have also established an internal department to monitor employee conduct, investigate possible violations, and ensure policy adherence on a regular basis. The department is responsible for monitoring employee activities to observe and detect possible violations and investigating possible violations after the violations have been reported to the management team of the company. The department is also in charge of communicating with debtors who raise disputes or complaints in person, if necessary, in order to explain and ameliorate the situation. We engage third-party legal counsel, who assist us with regulation and policy interpretation. Additionally, our clients will monitor our compliance status from time to time to ensure we meet their requirements.

Customer Services and Complaint Management

Debtors may occasionally file complaints against our collection practices, with or without merit, due to the contentious nature associated with delinquent debt collection and unpredictable debtor behavior. We have maintained a low complaint rate. Specifically, our complaint rate for Ping An Bank, Du Xiaoman, and Meituan, three of our major clients who collectively represented the majority of our post-loan business, was 0%, 1%, and 1%, respectively, for the fiscal year ended December 31, 2021.

Complaints may lead to business suspension or monetary penalties by government agencies, or monetary penalties under the agreements with our clients. Additionally, it may adversely affect our reputation and cooperation relationship with our clients. We take complaints and allegations seriously and have developed a systematic approach to address complaints. We generally comply with the complaint processing policies of our clients and our designated team actively cooperate with our clients to resolve any complaints or service-related issues. Once a complaint is notified, our staff will conduct preliminary investigation to verify the allegations. We will try to reach an initial agreement with debtors to resolve any issues. If the allegations are substantiated and we are at fault, we will further communicate with the debtors and may undertake certain actions to rectify the problems. Depending on the nature of a complaint, such complaint will normally be handled as follows: (a) a general compliant will be handled by us; (b) a serious complaint will be handled by us with the assistant of our clients; and (c) a major complaint will be handled by us and our clients jointly. If a complaint is filed against our clients in connection with our collection practices, such complaint will be transferred to us for further verification: if we are at fault, we will take responsibilities such as paying penalties to our clients or debtors while the personnel at fault and his or her supervisor will be ultimately responsible; if we are not at fault, we take no responsibility. For the fiscal year ended December 31, 2021 and 2020, the penalties we were required to pay to our clients or debtors were nil and RMB68,987 (approximately $10,147), respectively.

To avoid complaints, we endeavor to assign our cases prudently, monitor our collection specialists’ conducts on a regular basis and provide them with continuous compliance and operation training.

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Our In-House Team

As of December 31, 2021, we employed 833 collection specialists, including 315 senior collection specialists who have years of experience and are qualified to conduct direct negotiation with debtors. Most of our senior collection specialists, including the team leaders, supervisors, and managers have experience working in banks and are proficient in delinquent debt collection. We retain our collection specialists based on certain requirements, such as their education levels, language proficiency, and background check results. We assign different assignments among our collection specialists based on their respective experience and performance. Our collection specialists are based in sixteen (16) operating centers in nine (9) cities in China with the capacity to accommodate approximately 1,625 collection specialists. See “Our Business Infrastructure and Network.” Regardless of their locations, all of our collection specialists use the same collection operating portals and are required to comply to the same policies and standards at work.

To maximize the effectiveness of our loan collection efforts, our collection specialist team is organized based on levels of seniority and specific areas of expertise. They are organized by work groups based on projects, with each work group under the supervision of a senior team leader, who in turn reports to a single senior supervisor responsible for the work group. Each supervisor will report to a manager, who will supervise several projects and will report to the general manager. As our collection specialist members are assigned to different stages of the delinquent debt collection process, they are able to familiarize themselves with clients’ specific needs and requirements, enhance operational efficiency and service quality, and become specialized experts in their assigned stages.

We rank collection specialists in four levels: manager, supervisor, team leader and specialist. Each work group consists of one manager, one supervisor, two team leaders and various specialists. Generally, each manager manages an operating center or certain or multiple business of an operating center, each supervisor manages certain business or certain stage of the business, and each team leader is responsible for managing a team of collection specialists. We had 10 work groups as of December 31, 2021, each of which focuses on one particular project. Generally, the collection specialists directly communicated and negotiate with the debtors. We promote collection specialists mainly based on performance and compliance with applicable laws, regulations and policies. Below is a diagram illustrating the structure of our in-house team.

We provide training programs to our collection specialists, which includes introduction training covering our business culture, operation policies and procedures, basic business knowledge, compliance requirements and risks and safety education, and regular training covering business knowledge upgrade and collection skill improvement. We endeavor to update our collection specialists with our most recent policies and requirements and to enrich their collection and negotiation skills.

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We consider various factors in our specialist assignment. For example, we assign more cases or more complicated cases, and the loans which are past due for a longer period, to the collection specialists who maintain good performance or have more sophisticated experience, and we also assign specialists to different projects based on their geographic origins or locations as we believe they work more efficiently if they speak the same dialects of the debtors or share similar geographic culture of the debtors. One of our general principles is to balance our case assignment between case number and complexity. To ensure that our collection specialists are in good working condition and work effectively, we will balance the workload among different collection specialists. With M1 projects, one specialist usually handles approximately 500 collection cases per month; with M2 projects, one specialist usually handles approximately 300 collection cases per month; with M3 and above projects, one specialist usually handles approximately 400 collection cases per month. We believe our workload arrangement is reasonable and our collection specialists’ performance is above the average market standard.

We monitor the performance of our collection specialists through our collection operating portals and also the portals of our clients, if applicable. See “Delinquent Debt Collection Services—Credit Loan Post-loan Stage—Quality Control and Assurance.”

We compensate our collection specialists by salaries and commissions, depending on how we calculate our fees with our clients. See “Delinquent Debt Collection Services—Credit Loan Post-loan Stage—Business Model, Fee Structure, Pricing and Contract Summary.” We also provide different levels of incentive and bonus to our collection specialists based on their performance.

Our Business Infrastructure and Network

As of the date of this prospectus, we have operated one (1) administrative office in Shenzhen and sixteen (16) operating centers in nine (9) cities in China with the capacity to accommodate approximately 1,625 collection specialists. Among these operating centers, three (3) are located in Shenzhen, and the remaining thirteen (13) are located in Chengdu, Henan, Huizhou, Jinan, Guiyang, Shenyang, Tai’an, and Jiujiang.

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Each operating center is staffed with a dedicated team of management and administrative personnel and collection specialists to provide comprehensive services to our clients.

To ensure a consistent and high-quality service experience, we require all of our operating centers to follow our standardized operating procedures. Our headquarters and provincial branch offices closely monitor the daily operations of our operating centers and provide comprehensive training and ongoing support.

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Our centralized planning team coordinates the development and expansion of new and existing operating centers, including site selection, facility layout design, and equipment purchase. As we strive to provide efficient and effective services to our clients, we regularly contemplate our opportunities to improve our services. We will consider adding new operating centers if they help optimize our services or increase our capacity. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) costs of labor, (iii) rent pricing, (iv) surrounding infrastructure and environment, and (v) talent density.

All of our operating centers are located on leased lands.

We hire 10 to 213 collection specialists in each of our operating centers, depending on the local case volume, and we provide each center with software and equipment.

Business Model, Fee Structure, Pricing and Contract Summary

To better evaluate and maintain our industry position and competitive advantage, we monitor our performance using operational data, including the monthly average delinquent receivables under collection, total annual amount collected, monthly average amount collected per collection specialist, total commission earned per year, and monthly average commission earned per collection specialist, pursuant to the following formulas:

Monthly Average Delinquent Receivables Under Collection =

Total Annual Engagement Amount / 12

Total Annual Amount Collected =

Total Annual Collected Amount + Total Annual Amount of Refund

Monthly Average Amount Collected Per Collection Specialist =

Total Annual Amount Collected / Number of Collection Specialist /12

Monthly Average Commission Earned Per Collection Specialist =

Total Annual Commission Earned / Number of Collection Specialist /12

We collect commissions from our clients based on the amounts of receivables we successfully collect pursuant to the service agreements entered into with our clients. Our commission rates are mostly determined at the discretion of our clients. Other than basic commissions, we may receive incentive bonuses based on our performance from time to time. Bonuses, if any, may be based on our performance or rank among the different service providers to our clients. We will not receive any payments on the amounts of delinquent debt we have not collected. If any delinquent debt is settled for less than the full amount, we will only collect commissions based on the amount we successfully collect.

There are two ways we calculate our fees: amount-based and percentage-based. The amount-based calculation is based on the amount collected by our collection specialists. Our clients preset several levels of targeted collection amounts, each level with a specific rate for each collection specialist. The amount of our total fees is equivalent to the rate in connection with the level we achieve multiplied by the number of collection specialists for such projects. Percentage-based fees are calculated based on the commission percentage. The amount of our total fees under this calculation are the equivalent to the recovery amount multiply by the commission percentage.

The amount-based calculation is mostly used on credit loans which are past due for less than sixty (60) days, while the percentage-based calculation is mainly used on credit loans which are past due for more than sixty (60) days.

We enter into collection service agreements with our clients that define, among other things, engagement period, fee arrangements, service requirements, scope of services and termination provisions.

Our Technology Infrastructure and Technology

Our technology infrastructure, which is comprised of a pre-approval artificial intelligent system, two post-loan collection operating portals and other systems utilized in our operations, supports each key step in our business operations. As of the date of this prospectus, Beiming Technology holds 10 registered copyrights for software in China. See “Intellectual Property.”

During the credit loan pre-approval stage, we utilize our self-developed artificial intelligent system developed based on machine learning models and digital technology to offer risk evaluation and solvency assessment products and services to our clients.

During the post-loan stage, other than the portals offered by banks or financial institutions, we rely on two collection operating portals we acquired to navigate through the collection process. These systems have been developed and maintained by two non-related third parties: Nanjing Fengzhun Software Technology Co., Ltd. and Shenzhen Zhenhao Shiguang Technology Co., Ltd. (the “Collection Operating Portal Suppliers”). In accordance with the sales agreements entered into between our Company and the Collection Operating Portal Suppliers, we were required to pay each of the Collection Operating Portal Suppliers a specified amount to purchase their debt collection operating portal systems and related services to receive the right to use the software for life, while the Collection Operating Portal Suppliers were obligated to provide implementation and training services, as well as technical maintenance and standard updates. These agreements are one-time purchases of their collection systems and software, and thus we do not have ongoing agreements with Nanjing Fengzhun Software Technology Co., Ltd. and Shenzhen Zhenhao Shiguang Technology Co., Ltd. Nonetheless, we may enter into new agreements with them in the future, if we need more modules and functions on our collection operating portals.

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Beiming Technology and Shanghai Yuyi also use an internal business management system for our pre-approval risk management business. The business management system comprises four modules, including the “Beiming Intelligent Settlement System,” the “Beiming Contract Management System,” the “Beiming Electronic Reconciliation System” and the “Beiming Multi-Dimension BI Report System,” which enables the financial department and the business department to understand the business in real time and the statistics of the verification volume generated by each customer per month. We acquired the system and the right to use it through a one-time buyout from a related party, Shanghai Hicore Information Technology Co., Ltd., who developed these four modules and related software. As such, as of the date of this prospectus, we do not have ongoing agreements with Shanghai Hicore Information Technology Co., Ltd.

We plan to continue both in-house development and external acquisition of technology to enable us to provide better services to our clients and improve our operating results.

As of December 31, 2021, we had a team of three full-time employees to monitor and maintain our information technology and infrastructure. To promote our long-term business growth, our technology team focuses on ensuring that our technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested and continuously strengthened.

Our Pre-approval and Post-Loan Systems

Pre-Approval Artificial Intelligent System

We currently own our pre-approval system for risk evaluation and solvency assessment. We started our research and development on this system in September 2017 and it was first launched in January 2018. During the ensuing years, our research and development team has been improving this system with new technology and innovative ideas. As of the date of this prospectus, we have spent approximately $600,000 (RMB3.9 million) on developing and maintaining our pre-approval system while our research and development team continues to grow. See “Research and Development.” In order to more effectively analyze applicant data, assess risks and enhance our product and service offerings, we, through Beiming Technology, cooperate with the Research Center to establish a big data joint laboratory to conduct research in certain areas, including a Deep Learning algorithm and distributed computing and storage technologies. The developments through the Joint Laboratory have been applied to improve our model scoring products and services. Our pre-approval system is now an artificial intelligent system which utilizes its extensive data dimension and advanced data processing method and algorithm.

Our model scoring products and services are provided through a risk evaluation and solvency assessment engine. Among our model scoring products and services, Contractual Capacity Scoring, Pre-approval Risk Warning Scoring and High-risk Client Group Identification utilize Random Forest Regression and KNN algorithms, while Customer Portrait utilizes PCA and K-means algorithms. Random Forest Regression is a supervised learning algorithm that uses ensemble learning method, a technique that combines predictions from multiple machine learning algorithms to make a more accurate prediction than a single model, for regression. Our system can generate a report within 30 seconds. We believe the above system increases accuracy, stability and efficiency to our products and services.

Additionally, our system utilizes machine learning technologies and can adapt to new changes immediately and continuously enhance and update itself to be more tailored to specific tasks and different business scenarios, in order to deliver more up-to-date results. It conducts real-time calculations, different from the traditional offline calculation methods used by many other companies in our industry, and these calculation results are transmitted instantly back to the system for further analysis. Our software system adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable. Once an algorithm or technology update or improvement is needed, our system will be automatically updated according to the pre-set rules. Our model monitor system also monitors calculation results regularly and compares them with the actual delinquent status information provided by our clients. If such comparison results indicate inconsistency to a certain degree, our system will automatically update the current model based on the new data. As a result, continual updates will be implemented to our automated models based on the newest metrics. Additionally, if economic situation or social situation changes, or if our clients notice any decrease in accuracy to our products, we will obtain new data from our clients to train and update the current system to ensure our result accuracy. As a system update may impact the business strategies of our clients, each time after our system is updated, we will ask our clients to provide confirmation of accuracy and application success. We focus on bad debt rates when we monitor the accuracy of our models and reports.

If the need to update the system is due to replacement of new technology or change of data transfer structure because of any safety concerns, our system may be updated more thoroughly instead of only one component. Such updates may take place once or twice per year.

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Our risk evaluation and solvency assessment system is comprised of several modules, including data collection, data processing, data storage, model training, model application, model monitor and model optimization. Its working mechanism is demonstrated in the chart below:

To further ensure the accuracy and efficiency of our system and results, our clients will also provide us with the delinquency status of their credit loans from time to time. With such information, we can assess and identify our accuracy and determine if any improvement or adjustment is needed.

The data we process for our pre-approval products and services is provided by our clients. Such data will be encrypted before it is transferred to our system for processing. After we process and analyze the data, reports generated will be encrypted and transferred back to our clients. During this process, we rely solely on our algorithm to generate reports. As a result, we do not have access to the personal data provided by our clients, neither do we aggregate any of such data.

Regarding products and services for basic verification, we collaborate with our information verification service providers who are specialized in, among others, facial recognition, identity verification and automobile data solutions. They grant us access to their databases to search for the loan applicant or automobile-related data pursuant to the respective service agreements we enter into with them.

We depend on cloud-based services for computing power for our systems and services. Cloud-based technology allows us to process large amounts of complicated data, which we believe has significantly improved our operational efficiency. As of the date of this prospectus, we are using a total of ten (10) cloud-based servers for our pre-approval segment. Among them, five (5) are for providing services to our clients and the remaining five (5) are for model computing. As our business is growing at a fast pace, our cloud-based services allow us to scale up services to fit our needs as we expand and adjust our resources according to business demand.

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Post-loan Collection Operating Portal

Other than the portals provided by our clients, we use two collection operating portals to manage and monitor our delinquent debt collection cases and their process. The collection operating portals we are currently using are credit loan collection systems developed and maintained by Nanjing Fengzhun Software Technology Co., Ltd. and Shenzhen Zhenhao Shiguang Technology Co., Ltd., two non-related third parties, respectively.

Our collection operating portals have different modules covering various aspects of the collection process, including case information collection, collection process management and litigation application. Such portals digitize and standardize the delinquent debt collection process by consolidating debtor profiles, repayment records, and other functions under one platform. We use the operating portals for, among other things, case assignment, portfolio management, collection activity management, repayment management and collection specialist performance monitoring. Once a case is assigned to us, we will import necessary information to our portal. Our portals will then assign each case automatically to one collection specialist based on the rules we previously set up. Each collection specialist’s working progress and records are kept and maintained in the portal. Collection reports may also be exported for inspection when requested by our clients.

With this portal, we are able to assign our cases to specific collection specialists pursuant to our preferences and rules, to avoid repetitive work due to unclear responsibilities, and to monitor the work capacity of each collection specialist with supporting data. We believe that our system affords our collection specialist team sufficient operational support to efficiently perform tasks related to delinquent debt collection.

Maintenance and Update

With our pre-approval artificial intelligent system, we conduct our maintenance and updates in two aspects:

Current Models Maintenance and Update:

Our pre-approval artificial intelligent system utilizes machine learning technologies. Our intelligent monitor system constantly monitors any changes of parameters in the current models. Once any material changes are detected, the monitor system will automatically abstract new data to train and evaluate new models according to a preset model training process, as well as logic and evaluation principles. Once a new model has been updated and evaluated and the evaluation result is accepted, it will be automatically put into use. As a result, continual updates will be implemented to our automated models based on the newest metrics. See “Our Technology Infrastructure and Technology—Our Pre-approval and Post-Loan Systems—Pre-Approval Artificial Intelligent System.”

New Products and Services Update:

Our system deployment is conducted through our server cluster. There are five (5) servers in our server cluster. When we update new products and services in our system, we do not shut down the whole system. Instead, we isolate one (1) server from the server cluster at a time and shut it down to conduct the update. Such server will rejoin the server cluster after such update. The update continues until all the five (5) servers have been updated. As a result, at least four (4) servers are in operation at any time and our services will not be interrupted.

The post-loan collection operating portals we are currently using have been maintained and updated from time to time by Nanjing Fengzhun Software Technology Co., Ltd. and Shenzhen Zhenhao Shiguang Technology Co., Ltd., two non-related third parties, respectively.

We actively explore greater use of technology to manage data resources. We expect to continue making improvements to our current information technology and infrastructure, which in turn is expected to enable us to utilize our technology and data resources more efficiently.

Backup System

For our pre-approval products and services, we maintain nine (9) independent servers –four (4) servers located in Shanghai and five (5) virtual servers via elastic computer services provided by third parties, which enable us to deploy virtual servers within their cloud computing platforms . Critical data, such as work log data and user data will be backed up daily while non-critical data will be backed up quarterly.

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For our post-loan services, we maintain one (1) server located in Shenzhen. All data, such as case data and personal data, is backed up twice per day.

Privacy Protection and Information Security

We are dedicated to privacy protection of our clients during all phases of our businesses. We have access to a significant amount of data that could be considered as confidential, including operational data of our clients and personal information of the loan applicants and debtors. We consider the protection of such confidential information to be important. For both our pre-approval and post-loan segments, we have adopted a strict internal data policy to protect confidential information at all levels. These policies establish day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information and data. These policies also specify the methods in which data must be stored, such as in encrypted format and with backup. We enter into confidentiality agreements with our employees and require each of them to agree in writing to abide by our data policy and to protect the confidentiality of our data.

We use a variety of technologies to protect the data with which we are entrusted and have a team of data security professionals dedicated to the ongoing review and monitoring of data security practices. Also, with our pre-approval system, we conduct product development, testing, trial and official operation under different computer environments which are subject to different safety requirements and procedures. We also utilize firewalls to protect against potential attacks or unauthorized access. We do not distribute or sell our data to other companies for any purpose.

We continue to deploy both physical and system security enhancements to help ensure ongoing data protection. We prohibit collection specialists from bringing their personal cellphones to work places or taking photos of work places, prohibit work computers from being connected to the internet, prohibit our employees from using data transmission equipment at work, and require sophisticated log-in passwords, access authentication controls and firewalls and emphasize security awareness as part of our employee training programs. We are also subject to our clients’ respective compliance policies and they will conduct periodic inspections to ensure compliance. Since our inception, we have not experienced any material information breach or other system failure that led to the loss of any client’s, loan applicant’s or debtor’s information.

Additionally, our data security and management capabilities have been certified by various national standards, which are often required for bidding the business of banks and large financial institutions. For example, Beiming Technology has obtained the certifications of ISO27001 Information Security Management System (an international standard focused on information security) and ISO27701 Privacy Information Management System (an international standard focused on data privacy), while Shenzhen Xindesheng has obtained certifications of ISO9001 Quality Management System (an international standard focused on quality management system) and ISO27001 Information Security Management System (an international standard focused on information security), both of which are in compliance with relevant standards of the Information Safety Management System.

Intellectual Property

We use a combination of trade secrets, software copyrights, domain names, trademarks, know-how and other rights, to protect our intellectual property and our brand. As of the date of this prospectus, Beiming Technology holds 10 registered copyrights for software and Suzhou GoodFaith holds one (1) registered domain name (cxgoodfaith.com) in China. Additionally, we have registered two (2) trademarks in China as of the date of this prospectus.

In addition to our intellectual property rights, we believe that we maintain a competitive advantage over our peers through our industry knowledge and our constantly improving technology and know-how. We also enter into contracts with our employees and third-party partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property rights. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be adversely affected. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Risk Factors — Risks Related to Our Business and Our Industry — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “— We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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As of the date of this prospectus, we have not been subject to any material dispute or claims for infringement upon third-party trademarks, licenses, and other intellectual property rights in China.

Competition

The industries in which we are operating are competitive and evolving. With respect to our pre-approval and post-loan segments, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms, and other consumer finance platforms. For pre-approval risk evaluation and solvency assessment products and services, our major competitors include Tongdun Technology Co., Ltd., Bairong Yunchuang Technology Co., Ltd., and Shanghai Bingjian Information Technology Co., Ltd. For post-loan delinquent debt collection services, we primarily compete with institutions such as Hunan Yongxiong Asset Management Group Co., Ltd., Shenzhen Shenjuyuan Credit Consulting Co., Ltd., Guangdong Delv Credit Management Co., Ltd., and Huadao Data Co., Ltd.

Some of our larger competitors have significantly more financial, personnel, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their services. Our competitors may also have more extensive client bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for clients and garner increased market share will depend on many factors, including our advanced and proprietary technology and technological capabilities, the variety of our product and service offerings, user experience with our products and services, effectiveness of our products and services, the expertise of our management team, the track record of our performance, our partnerships with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Branding, Sales and Marketing

As our businesses cover various parts in China, our in-house marketing department, which consists of experienced professionals, is responsible for coordinating our marketing efforts. While we acquire a majority of our clients through bidding processes, in order to promote our sales and broaden our customer reach, our marketing team also expands our potential client pool through cold visits, client referrals and participation in different conferences.

Our products and services have a demonstrated record of brand awareness in the industry, which is evidenced by our ability to maintain loyal clients and our successful bidding results in the fierce competition for services. We believe our ever-improving products and services and our dedication to our clients will serve as a marketing force. Since our inception, we developed cooperation and business relationships with six of the top ten commercial banks/financial institutions in China as of December 31, 2021 , including Ping An Bank, China Merchants Bank, China Construction Bank, Du Xiaoman, Meituan, and Didi Financial.

Employees

We had 228, 670 and 891 full-time employees as of December 31, 2019, 2020 and 2021, respectively. We had 3, 10 and 23 part-time employees as of December 31, 2019, 2020 and 2021, respectively. All of our employees are located in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2021:

	As of December 31, 2021
Functions	Number	% of Total Employees
Management and administrative	34	3.7%
Sales and Marketing	6	0.7%
Information Technology	2	0.2%
Products, services development and operations	865	94.6%
Finance	7	0.8%
Total	914	100.0%

As of the date of this prospectus, we hired another 4 employees joining in our in-house R&D team in Beiming Technology, and we had 322 full-time employees, which is mainly attributable to the latest cooperation with a domestic third-party human resources agency to improve our operation efficiency of collection specialists. We had approximately 250 full-time employed collection specialists and 650 outsourced collection specialists to conduct the business.

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As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees.

We believe that we maintain a good working relationship with our employees and none of our employees are represented by labor unions. We have not experienced any material labor disputes.

We also engage certain dispatched workers from independent third-party professional employment agencies, who primarily provide collection and call center services. As of the date of this prospectus, we have not experienced any business interruption due to this arrangement, and we do not foresee any difficulty in finding any replacement employment agencies.

Research and Development

As information technology plays an essential role in our business and services, we endeavor to develop and adopt advanced information technology to increase efficiency and accuracy in operations, enhance client experience and satisfaction, and ultimately contribute to our growth and success.

We maintain an in-house R&D team in Beiming Technology, as illustrated in the diagram below:

Our in-house R&D team consists of two (2) departments, as listed below:

i.	Data Development and Maintenance Team (three employees), which is responsible for database management, optimization and development; and

ii.	Model Development and Maintenance Team (three employees), which is responsible for algorithm design, service design and development.

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Both of the aforementioned departments are under the supervision of our chief data officer, or the “CDO.” Our R&D team focuses primarily on the research and development of our pre-approval artificial intelligent system.

Additional developments have been made through the Joint Laboratory and have been applied to improve our model scoring products and services. See “Our Business Partners – Research and Development Partner.”

As of the date of this prospectus, we have applied for nine (9) computer software copyrights with the PRC National Copyright Administration. It is the Company’s plan to continue its dedication to the research and development on information technology to enhance efficiency, accuracy and client experience.

For more details on our technology infrastructure and intellectual property, please refer to “Our Technology Infrastructure” and “Intellectual Property.”

Properties and Facilities

Our principal executive office is located at Shanghai, where we, through Shanghai Yuyi, lease such property from a related party, Shanghai Hicore Information Technology Co., Ltd., with an area of approximately 2,258 square feet, for a twelve-month term that commenced January 1, 2022. According to the lease, we have priority to renew the lease as long as we use the property for the same purpose, but we are required to notify the landlord at least one (1) month in advance if we would like to renew the lease. Our headquarter serves as our center of management, human resources, and administrative activities.

In addition to our headquarter in Shanghai, we also lease office space with an aggregate area of approximately 69,565 square feet in ten cities for 16 operating centers and two administrative/operating offices, as of the date of this prospectus, as shown in the chart below. The lease term for each location varies from 12 months to 4 years. All of our rental properties are leased from independent third parties, except for our headquarter in Shanghai, and we plan to renew these leases from time to time as needed. Our servers are hosted at internet data centers owned by major domestic internet data center providers.

Location	Lease Term	Current Use	Area (Square Feet)
Shanghai	12 months	Headquarter and Office for Pre-Approval Segment	2,258
Suzhou	36 months	Administrative Office	1,075
Shenzhen	12 to 36 months	Office for Post-Loan Segment and Operating Centers	11,077
Chengdu	24 months	Operating Center	2,454
Guiyang	12 months	Operating Center	2,688
Henan	36 to 48 months	Operating Centers	5,746
Huizhou	24 months	Operating Center	2,452
Jinan	12 to 24 months	Operating Centers	5,249
Jiujiang	12 months	Operating Center	3,663
Shenyang	12 months	Operating Center	3,763
Tai’an	12 to 36 months	Operating Centers	31,397

We believe that our existing facilities are generally adequate to meet our current needs. We also believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Seasonality

Our businesses are not affected by seasonality.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance to protect our equipment and other properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage sufficient and in line with market practices for our business operations in China.

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Awards and Recognitions

Over the years, we have received awards and recognitions for our quality products and services in the industry and contributions to our clients’ success.

In January 2022, Shenzhen Xindesheng received an Annual Compliance Award from Meituan for its excellent outsourced cooperative partners. This award was granted to Meituan's cooperative partners in recognition of their excellent compliance performance in business operations in 2021, and only three companies receive this reward annually.

In July 2021, Shenzhen Xindesheng received a Pioneer Award from one of our clients, Ping An Bank Co., Ltd. This award was granted to Ping An Bank's debt collection partner that has demonstrated the greatest performance improvement and received the largest number of debt collection cases in the M1-M2 business in 2020.

In April 2021, Shenzhen Xindesheng received a Comprehensive Compliance Award from one of our clients, Chongqing Meituan Sankuai Small Amount Loan Co., Ltd., an award granted to only one cooperative partner each quarter for demonstrating excellent compliance performance .

In March 2021, Shenzhen Xindesheng was recognized as one of the Primary Cooperative Partners to one of our clients, Du Xiaoman Financial. This award is granted to only five companies annually in recognition of their close working relationship with Du Xiaoman Financial. Additionally, one of our employees was recognized as one of the Most Valuable Managers and two of our employees were recognized as the Most Valuable Operation Service Representatives by the same entity.

In January 2021, Shenzhen Xindesheng received an Outstanding Contribution Award from one of our clients, Chongqing Meituan Sankuai Small Amount Loan Co., Ltd., an annual award granted to only the top five cooperative partners generating the most revenue. Additionally, one of our employees was recognized as one of the Excellent Administrators and two of our employees were recognized as the Excellent Team Leaders by the same entity.

In 2019, Shenzhen Xindesheng received a Pioneer Award from one of our clients, Ping An Bank Co., Ltd., an award granted to Ping An Bank's debt collection partner that has demonstrated the greatest performance in the M1-M2 business in 2019.

In 2020, Shenzhen Xindesheng was ranked seventh among over 100 service providers of Ping An Bank Co., Ltd. regarding its annual income as a service provider.

Legal Proceedings

As of the date of this prospectus, we have not been a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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REGULATIONS

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our business and operations in China.

Regulations on Delinquent Consumer Receivables Recovery Service Providers

Currently, the PRC has not adopted any laws or regulations directly regulating independent delinquent consumer receivables recovery service providers. In order to conduct our business as a delinquent consumer receivables recovery service provider, we must comply with the rules and regulations governing collection methods of receivables which should be followed by the commercial banks.

The former China Banking Regulatory Commission (which was replaced by China Banking and Insurance Regulatory Commission), promulgated the Notice on Further Regulating the Credit Card Business on June 23, 2009, the Guidelines for Outsourcing Risk Management of Financial Institutions in the Banking Sector on June 4, 2010, and the Commercial Bank Credit Card Business Supervision and Management Methods on January 13, 2011, respectively. These rules set out provisions governing the receivable collection business authorized by commercial banks to the delinquent consumer receivables recovery services providers. A commercial bank has the right to entrust its delinquent consumer receivables recovery to a third-party service provider, while the commercial bank should bear the risk and take the responsibility of such outsourcing. The commercial bank, as the credit card issuing bank, and its authorized delinquent consumer receivables recovery services provider, should collect the debts directly from the debtors and their guarantors, without interfering with the business or life of any third parties who are unrelated to the debts, and should not use inappropriate debt collection methods such as violence, coercion, intimidation or verbal abuse.

We have adopted internal standards to ensure our employees collect delinquent consumer receivables through appropriate means.

Regulations on Personal Information Protection

Currently, the PRC has not adopted any laws or regulations directly regulating independent loan risk evaluation and solvency assessment service providers. While we may collect personal information of our clients’ target borrowers when conducting such services, the PRC has adopted comprehensive legislation governing personal information protection. The regulations relevant to our business mainly include the following:

●	Decision of the SCNPC on Strengthening Network Information Protection, effective December 28, 2012;

●	the Order for the Protection of Telecommunication and Internet User Personal Information, effective September 1, 2013;

●	Cyber Security Law of the PRC, promulgated on November 7, 2016 and became effective on June 1, 2017;

●

Criminal Law of the PRC, most recently amended on December 26, 2020, and the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information jointly promulgated by the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate on May 8, 2017; and

●	the Civil Code of the PRC, effective January 1, 2021.

Under these laws and regulations, “personal information” refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers, among others. The personal information of a natural person should be protected by laws and regulations. Any organization or individual should legally obtain the personal information of others when necessary and ensure the safety of such personal information, and should not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Apart from the aforementioned laws and regulations, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC jointly promulgated the Guidelines for Personal Information Protection in Information Security Technology on Public and Commercial Service Information Systems, or the Guidelines, which became effective on February 1, 2013. The Guidelines, though non-binding, are the PRC’s first set of personal information protection guidelines, which sets forth detailed information protection requirements on personal information collection, processing, transfer, and deletion.

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In addition, personal information protection in specific businesses and industries is also governed by administrative laws and regulations, including, among others, (i) Notice on Banking Financial Institutions to Get the Personal Financial Information Protection Work Well Done and Notice on Further Proper Protection of Personal Financial Information of Customers by Financial Institutions, promulgated by the People’s Bank of China on January 21, 2011, and March 27, 2012, respectively; (ii) Provisions on Protecting the Personal Information of Telecommunications and Internet Users and Several Provisions on Regulation of the Order of Internet Information Service Market, promulgated by MIIT on July 16, 2013, and December 29, 2011, respectively; (iii) the Administrative Provisions on Mobile Internet Applications Information Services, promulgated by the Cyberspace Administration of China on June 28, 2016; (iv) the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps, jointly promulgated by the PRC Office of the Central Cyberspace Affairs Commission and other three authorities on January 23, 2019; (v) the Guidelines for Internet Personal Information Security Protection, promulgated by the Ministry of Public Security on April 10, 2019; (vi) the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, jointly promulgated by the Cyberspace Administration of China, MIIT, the Ministry of Public Security and SAMR on November 28, 2019.

We have adopted internal standards to ensure that our collection business complies with the requirements of personal information protection and the requirements of our clients. Our clients, before providing loans, will sign an authorization agreement with the borrowers in which the borrowers authorize our clients and our clients’ cooperation partners to use their various personal information to assess their repayment ability and credit. Depending on such authorization agreement, we, as our clients’ cooperation partner, will at the same time be entitled the access to eh personal information we need conducting our business. As of the date of this prospectus, we have not been notified of any noncompliance by the relevant government authorities of any of the foregoing regulations.

Regulations on Foreign Investment Restrictions

Regulations on Company Establishment

The PRC Company Law, as amended in 2018, applies to the establishment, operation, and management of both PRC domestic companies and foreign-invested enterprises. Investment in the PRC by foreign investors are also regulated by (i) the Foreign-Owned Enterprise Law of the PRC promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, (ii) the Implementing Rules for the Foreign-Owned Enterprise Law of the PRC promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014, (iii) the Sino-foreign Equity Joint Venture Enterprise Law, promulgated on July 1, 1979 and most recently amended on September 3, 2016, and (iv) the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises promulgated on October 8, 2016 and amended on July 30, 2017 and June 29, 2018. Under these laws and regulations, the establishment of a wholly foreign-owned enterprise is subject to the approval of, or the filing with MOFCOM or its local counterpart, and such wholly foreign-owned enterprises must register and file with the appropriate administrative bureau of industry and commerce. On January 1, 2020, the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises was terminated and replaced by the Measures on Reporting of Foreign Investment Information.

Our PRC subsidiaries are limited liability companies legally incorporated in the PRC in accordance with the above regulations on company establishment.

Regulations on Foreign Investment

The establishment, operation, and management of companies in the PRC are mainly governed by the Company Law, which was issued by the SCNPC and was last amended in October 2018. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investor in the PRC, including foreign individuals, enterprises, or organizations; such investment includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

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Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access to foreign investments. We refer to this as the negative list. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited” on the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries on the negative list, and shall meet such requirements as stipulated under the Negative List for making an investment in “restricted” industries on the negative list. Accordingly, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (“Negative List”) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect on January 1, 2022, and the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which took effect on January 27, 2021. Industries not listed in the 2021 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws.

The Foreign Investment Law and its implementing rules also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise will have legal liabilities imposed for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises or their subsidiaries. As confirmed by our PRC counsel, AllBright, none of our current business operations is stipulated on the 2021 Negative List. Therefore, we are able to conduct our business through our wholly owned PRC Subsidiaries without being subject to restrictions on foreign investment access imposed by the foreign investment laws and regulations of the PRC.

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, enterprise income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China, and the tax rate shall be 25%.

In accordance with the Notice of the State Council on Implementation of Transitional Enterprise Income Tax Incentives issued on December 26, 2007, enterprises which had benefited from the tax rate preferential policies provided by the former enterprise income tax law shall be gradually subject to the new statutory tax rate scheme over a five-year period commencing on the first day of implementing the EIT Law, which became effective on January 1, 2008. For enterprises that were entitled to regular enterprise income tax exemption and reduction incentives shall, following the implementation of the Enterprise Income Tax Law, continue to be entitled to such tax incentives until such exemption and incentive periods expire pursuant to previous tax laws and relevant administrative regulations. For enterprises that did not previously enjoy tax reduction incentives due to non-profitability, the tax incentive period specified in the notice shall commence in 2008.

According to the EIT Law, enterprises lawfully incorporated pursuant to the laws of a foreign country (region) but whose actual management functions are conducted in China will need to pay corporate income tax for income derived from or accruing in or outside China.

In addition, the SAT and the MOF issued a notice related to the tax relief policy of small-scale enterprises in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB1 million but did not exceed RMB3 million, 50% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. According to the latest notice issued by the SAT, from January 1, 2021 to December 31, 2022, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%. In accordance with the regulations on corporate income tax, both Beiming Technology’s and Shanghai Yuyi’s annual taxable income for the years ended December 31, 2020 and 2021 makes the two subsidiaries eligible for the tax relief policy, whereas Shenzhen Xindesehng is subject to the enterprise income tax at the rate of 25%.

Shenzhen Xindesheng, one of our PRC operating entities, did not properly file the tax return with the SAT and pay related enterprise income taxes in a timely manner for the fiscal years from 2017 to 2021. The tax penalty is calculated at 50% of estimated under-declared corporate income tax payable and interest is based on 0.05% per day for the estimated under-declared corporate income tax payable since the income tax settlement date on the following May 31 for each fiscal year. As of May 31, 2022, Shenzhen Xindesheng may become subject to tax penalty and interest of estimated under-declared corporate income tax payable for fiscal year 2021. To address the issue that may arise from Shenzhen Xindesheng’s previous failure to pay adequate income tax, the Company has issued a letter of commitment stating that Suzhou GoodFaith and its subsidiaries (including Shenzhen Xindesheng) will pay any unpaid taxes before September 30, 2022.

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Value-Added Tax (the “VAT”) and Business Tax

Pursuant to (i) the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and (ii) the Implementation Rules of the Provisional Regulations on Value Added Tax of the PRC promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

In accordance with the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax, which was released by MOF and the SAT on March 23, 2016 and became effective on May 1, 2016, the pilot scheme on levying value-added tax in place of business tax shall be launched nation-wide. All business tax taxpayers in the construction industry, real estate industry, financial industry, living service industry, etc., shall be included in the scope of the pilot scheme and subject to value-added tax instead of business tax.

In accordance with the applicable regulations on VAT, a 6% VAT rate is applicable to our PRC operating entities.

Dividend Withholding Tax

Pursuant to the EIT Law and the implementation rules promulgated on December 6, 2007 and amended on April 23,2019, dividends payable by a qualified foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “China-HK Taxation Arrangement,” income tax on dividends payable to a company resident in Hong Kong that holds more than 25% equity interest of a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the SAT issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or “Circular 9,” to replace the Circular of the SAT on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties from April 1, 2018. Circular 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties effective November 1, 2015, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of PRC tax laws. The Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers has been issued by SAT on November 14, 2019 and has replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties on January 1, 2020, pursuant to which, a non-resident taxpayer may judge by itself whether it meets the conditions for entitlement to treaty benefits and obtain such entitlement when making tax declarations, or making withholding declarations via withholding agents, where it shall retain relevant materials for future reference by the PRC tax authorities. In addition, according to the Notice of SAT on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements on February 20, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by GoodFaith HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Stamp Duty

In accordance with the Provisional Rules of the People’s Republic of China on Stamp Duty, all units (including business entities, administrative organizations, and regulatory bodies) individuals receiving any of the taxable documents listed in the provisional rules shall be regarded as the obligatory payers of stamp duty (hereinafter referred to as taxpayers). The following documents shall be regarded as taxable documents: (i) documents issued for purchase and sale transactions, process contracting, property leasing, commodity transportation, storage and custody of goods, loans, property insurance, technology contracts, and other documents of a contractual nature; (ii) documents of transfer of property title; (iii) business books of account; (iv) documentation of rights or licenses; and (v) other documents determined by the MOF as taxable. A taxpayer shall calculate the amount of stamp duty payable based on the specific type of taxable documents.

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Our PRC subsidiaries have completed tax registration and timely paid taxes in accordance with applicable tax laws and regulations in the PRC.

Regulations on Foreign Exchange and Dividend Distribution

Regulations on Foreign Currency Exchange

RMB is the legal currency in China, which is subject to foreign exchange control and is not freely convertible. State Administration of Foreign Exchange of the People’s Republic of China (“SAFE”) has the power to manage all matters related to foreign exchange, including the implementation of foreign exchange control provisions.

In accordance with the Foreign Exchange Control Regulations of the People’s Republic of China, promulgated by the State Council on January 29, 1996, international payments and transfers are divided into two categories, namely, current account and capital account. The capital account shall be approved by SAFE, but any international payment or transfer under the current account is not subject to SAFE’s approval. The foreign exchange income of the current account may be retained or sold to the financial institutions engaging in foreign exchange settlement or sale. Except those not required by the State, the foreign exchange income of capital account shall be retained or sold to the financial institutions engaging in foreign exchange settlement or sale, subject to the approval of relevant foreign exchange management institutions.

According to the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (Hui Fa [2014] 37, “SAFE Circular 37”), released by SAFE on July 4, 2014, SAFE and its branches (hereinafter referred to as the foreign exchange bureau) shall implement regulations and rules relating to registration and administration of special purpose vehicles established by Chinese residents. Special purpose vehicles registered by Chinese resident individuals and foreign exchange control related to the special purpose vehicles shall comply with SAFE Circular 37. Special purpose vehicles registered by domestic organizations and foreign exchange control related to the special purpose vehicles shall comply with the Foreign Exchange Control Regulations of PRC and SAFE Circular 37. Prior to making capital contribution in a special purpose vehicle with a Chinese resident’s legitimate assets or interests in China or overseas, the Chinese resident shall apply to the foreign exchange bureau to complete foreign exchange registration for overseas investment. A Chinese resident making capital contribution using his or her legitimate assets or interests in China shall also apply to the foreign exchange bureau at his or her place of registration or the foreign exchange bureau at the location where his or her assets or interests are located to complete the registration. A Chinese resident making capital contribution using his or her legitimate assets or interests overseas shall apply to the foreign exchange bureau at his or her place of registration or the foreign exchange bureau located in his/her domicile to complete the registration.

The Notice of the SAT on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (Hui Fa [2015] No.13), which was released by SAFE on February 13, 2015, canceled two administrative approval requirements: foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment. The notice further specifies that banks authorized by SAFE will directly review and approve foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment.

In accordance with the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account (Hui Fa [2016] No. 16), which was released by SAFE on June 9, 2016, except financial institutions, domestic enterprises (including Chinese-funded enterprises and foreign-invested enterprises) may complete foreign exchange settlement for their foreign debts at their discretion. Based on business operation conditions and in light of relevant regulations and policies, domestic institutions may settle their foreign exchange receipts with banks under the capital account entitled to discretionary settlement. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being. SAFE may adjust the aforesaid proportion in due time in light of the balance of payment.

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These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and apply to any offshore acquisitions and share transfer that we may make in the future if our Ordinary Shares are issued to PRC residents. The Chinese resident shareholders of the Company, including Xiaofeng Fei, the 100% owner of Qearl’s Holding Limited, Xiaowei Wang, the 100% owner of Gread Cause Holdings Limited, Xu Dai, the 100% owner of Cloud Light Holdings Limited, Hong Yan, the 100% owner of Yieldfilled Holdings Limited, Yiwen Li, the 100% owner of Litu Holdings Limited, Chunqi Pan, the 100% owner of PeggyGF Holdings Limited, Mingyu Li, the 100% owner of MLGF Holdings Limited, have completed the registration procedures in accordance with the regulations on foreign exchange.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside, as general reserves, at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. As advised by our PRC counsel, AllBright, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China or Hong Kong and adversely affect our business.

Regulations on Intellectual Property

Regulations on Copyrights

Copyrights in the PRC, including software copyrights, are principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in 2020 and became effective as of June 1, 2021, and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years after the copyright holder’s death. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Regulations on Trademark

Registered trademarks are protected under the Trademark Law and related rules and regulations. Trademarks are registered with the Trademark office of the National Intellectual Property Administration under the SAMR, formerly the Trademark Office of the State Administration of Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Regulations on Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Trade Secret

Trade secrets are protected under the Anti-Unfair Competition Law was promulgated by the SCNPC and came into effect on April 23, 2019. Business operators and other natural persons, legal persons and unincorporated organizations are prohibited from implementing several behaviors that infringe trade secrets.

We have legally obtained adequate copyrights, trademarks and domains names to support our operations and as our business develops, we may need to apply for or obtain more intellectual rights. We have not infringed or have any disputes about intellectual property of others since our inception.

Regulations on Employment and Social Welfare

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

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In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018, and the Regulations on the Administration of Housing Funds which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in the PRC must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds. Employers shall pay basic endowment insurance premiums in accordance with the proportion of the total wages of their employees as stipulated by the state, and shall be credited to the basic endowment insurance pooling fund. Furthermore, employs shall register with the housing provident fund management center within 30 days from the date of employment, and go through the formalities for the establishment or transfer of the employee housing provident fund account. If employers fails to make social insurance registration or pay social insurance premiums or housing provident fund in full and on time, it may be subject to fines and penalties.

On September 21, 2018, PRC Human Resources and Social Security promulgated Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, which reiterated the strict implementation of the current social security premium collection policies and strictly forbidden to organize the centralized settlement of the historical arrears of the enterprise.

On March 24, 2019, the State Council promulgated the Interim Regulations on Levying Social Insurance Premiums, which provides the employers and employees shall pay social insurance premiums in full in currency and such payments shall not be reduced or exempted. If employers fail to pay or withhold social insurance premiums as required, the labor and social security administrative department or the taxation authority shall order the payment within a time limit; if payments are still not made within the time limit, in addition to making up the outstanding amount, from the date of arrears, the late fee of 2‰ will be charged per day. Late payment fees are incorporated into the social insurance fund.

We did not fully comply with PRC laws and regulations regarding employment and social welfare prior to June 2022. For example, our PRC operating entities did not make adequate social insurance and housing fund contributions for all our employees. We, however, have taken measures to implement our policy on the payment of social insurance and housing fund contributions for employees for the purpose of compliance with relevant PRC laws and regulations starting from June 2022.

Regulations on Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, promulgated by the SCNPC on July 5, 1994, last amended on August 26, 2019, and effective as of January 1, 2020, for leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing terms, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Pursuant to the Administrative Measures for Commodity House Leasing, promulgated by the Ministry of Housing and Urban-Rural Development in China in December 2010 and effective as of February 1, 2011, both the lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately $155) to RMB10,000 (approximately $1,553). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available to the parties to registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreement against new purchasers of the property. As of the date of this prospectus, our PRC operating entities have not completed the registration for some of their leases. In the event that any fines are imposed on the PRC operating entities for their failure to register their lease agreements, the PRC operating entities may not be able to recover such losses from the lessors. However, because the fines, if any, will be minimal, the PRC operating entities’ business and financial results will likely not be materially affected.

According to the Civil Code of the PRC, the lessee may sublease the leased property and let a third party occupy the premises, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the “M&A Rules,” which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules (i) when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; (ii) when the foreign investors establish a foreign-invested enterprise in the PRC, through which to purchase and operate the assets of a domestic company; or (iii) when the foreign investors purchase the asset of a domestic company, which will be transferred to and operated by a foreign-invested enterprise established by the foreign investor. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.”

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The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. See “Risk Factors—Risks Relating to Doing Business in the PRC—The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On December 24, 2021, the CSRC issued the New Overseas Listing Rules, which are now open for public comments.

The New Overseas Listing Rules lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the New Overseas Listing Rules are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the New Overseas Listing Rules into effect. According to AllBright, our PRC counsel, because the New Overseas Listing Rules have not yet come into effect, our Company is currently unaffected by them.

However, according to CSRC Answers, only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process; other existing overseas listed companies will be allowed a sufficient transition period to complete their filing procedure, which means that our Company will be likely to be required to go through the filing process as a result of potential refinancing in the future, or complete the filing procedure as an existing overseas listed Chinese company within a sufficient transitional period.

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MANAGEMENT

Set forth below is information concerning our directors, director appointees, and executive officers.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Xu Dai	58	Chairman of the Board
Xiaowei Wang	36	Chief Executive Officer
Yulin Dong	32	Chief Financial Officer
Ting Kong	35	Director
[●]	[●]	Independent Director Appointee
[●]	[●]	Independent Director Appointee
[●]	[●]	Independent Director Appointee

The following is a brief biography of each of our executive officers and directors or director appointees:

Mr. Xu Dai is our Chairman of the board of directors. Mr. Dai has extensive experience in the financial industry and has served in a variety of financial intuitions, including multiple state-owned banks and joint-stock banks in China. Mr. Dai has served as the chief executive officer at Shanghai Zhongchuang Asset Management Co., Ltd. since April 2018, where he is responsible for the management of day-to-day operations and high-level strategy making and business planning. He is also a core member of the IC Card Engineering Project (Hainan) Research and Development Team of the Modern Payment System of the People’s Bank of China. Mr. Dai also served as a branch director at the Shanghai branch of China Everbright Bank from May 2014 to April 2018. He received his bachelor’s degree in Economic Law from Hainan University in 2001. Mr. Dai has been chosen as our Chairman because of his knowledge and extensive experience in the financial industry and our business.

Mr. Xiaowei Wang has been our Chief Executive Officer since May 1, 2021. He has 13 years of experience in the post-loan management industry. Mr. Wang has served as a general manager at Shenzhen Xindesheng since October 2018, where he plays a leading role in planning and implementing operation and sale strategies. Prior to joining Shenzhen Xindesheng, Mr. Wang served as a general manager in charge of the credit card collection business at the Shenzhen branch of Ping An Bank from May 2011 to October 2018. From May 2008 to May 2011, Mr. Wang also served as a manager of the credit card debt collection department at Shenzhen Development Bank, where he was responsible for tasks including strategy formulation, personnel management, and performance assessment. Mr. Wang received his bachelor’s degree in Business Management from Jiangxi Vocational College of Finance and Economics in 2007.

Mr. Yulin Dong has been our Chief Financial Officer since September 2021, and he oversees the Company's tax compliance, accounting, and financial management. He is a seasoned accountant with years of experience working for multiple domestic listed companies. From August 2020 to August 2021, Mr. Dong served as a director secretary at Shanghai Zhongchuang Asset Management Co., Ltd., where he assisted the chairman of the board of directors with the daily operations and management of the company. Mr. Dong is well versed in corporate financing and has extensive experience in mergers and acquisitions. He also served as a financial director at Shanghai Luca Trail Education Technology Co., Ltd. from May 2019 to July 2020, and as a deputy director of the investment M&A department at Shanghai Jiafu Asset Management Co., Ltd. from July 2016 to April 2019. Mr. Dong was a senior accountant at Ernst & Young from August 2013 to June 2016. He obtained his bachelor’s degree in Accounting from Jiangxi University of Finance and Economics in 2011, and his master’s degree in Accounting & Finance from the University of Exeter, England in 2013. Mr. Dong is a member of the Association of Chartered Certified Accountants.

Ms. Ting Kong has been our director since May 1, 2021, and she has extensive knowledge and experience in the financial industry and our business. Ms. Kong has served as a general manager at Beiming Technology since May 2018, where she is responsible for implementing business plans, optimizing resource allocations, and providing guidance to the company’s daily operations. From May 2013 to May 2018, she served as a director of the marketing department at Shanghai Longtuan Information Technology Co., Ltd. Ms. Kong received her bachelor’s degree in Accounting from Hebei University of Technology in China in 2009.

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Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom shall be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to the amended and restated memorandum and articles of association of our Company effective immediately prior to completion of this offering. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders (unless he has sooner vacated office) or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our Company to be or becomes of unsound mind; (3) resigns his office by notice in writing to our Company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association.

All of our executive officers are appointed by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we will agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement [30] days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer  will agree to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of $[●] as compensation to our executive officers, and we did not compensate our non-executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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Insider Participation Concerning Executive Compensation

Our board of directors has determined executive officer compensation from our inception. When our Compensation Committee is set up, it will determine executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. The appointment to the committees will be effective immediately upon the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●], [●], and [●]. [●] will be the chairperson of our audit committee. We have determined that [●], [●], and [●] will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●], [●], and [●]. [●] will be the chairperson of our compensation committee. We have determined that [●], [●], and [●] will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●], [●], and [●]. [●] will be the chairperson of our nominating and corporate governance committee. [●], [●], and [●] satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors, director appointees, and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have eight (8) shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Beneficially	Percent	Number	Percent		Number	Percent
Directors and Executive Officers(1):
Xu Dai(2)	600,000	6%			%			%
Xiaowei Wang(3)	2,920,000	29.2%
Yulin Dong	-
Ting Kong	-
[Independent Director Appointee]	-
[Independent Director Appointee]	-
[Independent Director Appointee]
All directors and executive officers as a group ([six] individuals):	3,520,000	35.2%

5% Shareholders(4):
Qearl’s Holdings Limited(5)	4,730,000	47.3%
Cloud Light Holdings Limited(2)	600,000	6%
Gread Cause Holdings Limited(3)	2,920,000	29.2%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 1st Floor, Building 5, Lane 55, Chuanhe Road, Pudong New District, Shanghai, the PRC.
(2)	Represents 600,000 Ordinary Shares held by Cloud Light Holdings Limited, a British Virgin Islands company, which is 100% owned by Xu Dai.
(3)	Represents 2,929,000 Ordinary Shares held by Gread Cause Holdings Limited, a British Virgin Islands company, which is 100% owned by Xiaowei Wang.
(4)	Unless otherwise indicated, the business address of the following shareholders is Sertus Chambers, P.O. Box 905, Quastisky building, Road Town, Tortola, British Virgin Islands.
(5)

The number of Ordinary Shares beneficially owned prior to this offering represents 4,730,000 Ordinary Shares held by Qearl’s Holdings Limited, a British Virgin Islands company, which is (i) 10% owned by Wonder Phoenix Holdings Limited (also a British Virgin Islands company), which is in turn 100% owned by Xiaofeng Fei; and (ii) 90% owned by Wonder Phoenix Family Limited (also a British Virgin Islands company), which is in turn 100% owned by Wonder Phoenix Family Trust, a trust established under the laws of Cayman Islands by Xiaofeng Fei as settlor with TMF (Cayman) Ltd. being appointed as the trustee and Kai Zhou as the primary beneficiary.

As of the date of this prospectus, none of our outstanding Ordinary Shares is held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

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RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

No.	Name of Related Parties	Relationship
1	Beiming Data	Controlled by Kai Zhou*
2	Shanghai Hicore Information Technology Co., Ltd. (“Shanghai Hicore”)	Controlled by Kai Zhou
3	Shanghai Yuanjin	Controlled by Kai Zhou
4	Shanghai Mingzong Information Technology Co., Ltd. (“Shanghai Mingzong”)	Controlled by Kai Zhou
5	Shanghai Zhongchuang Asset Management Co., Ltd. (“Shanghai Zhongchuang)	Controlled by Kai Zhou
6	Zhongchuang Investment Management Co., Ltd. ("Zhongchuang Investment")	Controlled by Kai Zhou
7	Shenzhen Ourui Consulting Co., Ltd. ("Shenzhen Ourui")	Controlled by an employee of Shenzhen Xindesheng
8	Xiaofeng Fei	5% shareholder, who acts in concert with Kai Zhou
9	Xiaowei Wang	29.2% shareholder, and CEO
10	Yueping Yin	CEO's wife
11	Xu Dai	6% shareholder, and Chairman
12	Other minority shareholders	Collectively represent 14.5% shareholders

* Our Company is controlled by Qearl's Holdings Limited, which owns 47.3% of the equity interests in GoodFaith Cayman. Qearl’s Holding Limited, a British Virgin Islands company, is ultimately held by Xiaofeng Fei as to 10% and by the Trust as to 90%. As the First Protectors and the First Members of the Investment Committee of the Trust, Xiaofeng Fei and Kai Zhou are invested with the authority to make investment decisions for the Trust. On November 2, 2021, Xiaofeng Fei and Kai Zhou executed an acting-in-concert agreement, which provides that (i) they shall inform and discuss with each other and reach a consensus before exercising voting rights in making decisions for the Trust, and (ii) if no consensus can be reached, the decision made by Kai Zhou prevails. By virtual of the acting-in-concert agreement, Kai Zhou has the ultimate control of the Trust, and consequently, of Qearl’s Holdings Limited and our Company.

The following represented related party balances as of December 31, 2021 and 2020:

		As of December 31,
		2021	2020
Accounts receivable	Nature
Shanghai Yuanjin	Pre-approval risk management service	$51,933	$18,338
		$51,933	$18,338
Accounts payable
Beiming Data	Data service	$729,975	$401,740
Shenzhen Ourui	Outsourcing service	346,292	90,541
Shanghai Yuanjin	Data service	75,456	211,616
Shanghai Hicore	Data service	12,157	-
		1,163,880	703,897

		As of December 31,
		2021	2020
Due from related parties
Beiming Data(1)	Loan	$42,123	$71,811
Shenzhen Ourui(2)	Loan	80,422	-
Shanghai Zhongchuang(3)	Loan	836,672	146,995
Xiaowei Wang(3)	Loan	803,861	141,230
		$1,763,078	$360,036

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		As of December 31,
		2021	2020
Due from related parties-non current
Beiming Data(4)	Long-term deposit	$313,691	$306,518
		$313,691	$306,518
Due to related parties
Beiming Data(5)	Loan	$-	$258,088
Shanghai Hicore(6)	Rent/IT service	168,975	212,709
Zhongchuang Investment(7)	IPO costs paid on behalf of the Company	681,545	-
Xiaofeng Fei(8)(9)	Loan/Equity transfer consideration	1,639,647	-
Xiaowei Wang(8)	Reimbursement/Equity consideration	50,254	889
Yueping Yin	Reimbursement	432	994
Xu Dai(8)	Equity consideration	12,234	-
Other minority shareholders(8)	Equity consideration	29,565		-
		$2,582,652	$472,680

(1) The loan to Beiming Data was used for Beiming Data’s daily business activities. The loan was interest free, and the loan term was from May 1, 2017 to December 31, 2022. The unsettled balances of loan payments from Beiming Data were $42,123 and $71,811 as of December 31, 2021 and 2020, respectively. Pursuant to the agreement between Beiming Data and the Company, the unsettled balance as of December 31, 2021 will be due on December 31, 2022.

(2) In July, 2021, the Company provided a loan of RMB500,000 ($78,423) to Shenzhen Ourui for its daily operation with an annual interest rate of 6%. The principal and interest of the loan was not recovered as of December 31, 2021. The loan principal and interest were fully repaid on June 22, 2022.

(3) In 2019, 2020, and 2021, Shenzhen Xindesheng, one of the Company’s PRC subsidiaries, announced dividends of $363,229, $652,408 and $1,329,754, respectively, to its former shareholders, Shanghai Zhongchuang and Mr. Xiaowei Wang. Shenzhen Xindesheng, in these dividend distributions in three years, distributed an excess of $1,640,533 ($211,481, $76,744 and $1,352,308, respectively) to its former shareholders, which excessive distributions have been deemed as free-interest loans to the two former shareholders. As of December 31, 2021 and 2020, the loan receivables from Shanghai Zhongchuang was $836,672 and $146,995, and the loan receivables from Xiaowei Wang was $803,861 and $141,230, respectively. On June 29, 2022, Shanghai Zhongchuang and Xiaowei Wang fully repaid their interest-free loans.

(4) The Company has a long-term deposit in Beiming Data since the fiscal year 2019 in the course of purchasing service provided by Beiming Data.

(5) The loan from Beiming Data was used for Shanghai Yuyi’s daily operations. The loan was interest free, and the loan term was from January 1, 2019 to December 31, 2021. The outstanding balance of loan payable to Beiming Data was $258,088 as of December 31, 2020, repayment of the loan was settled as of December 31, 2021.

(6) As of December 31, 2021, the unsettled balance of IT service fees was $141,161, and rent payable was $27,814. As of December 31, 2020, rent payable was $212,709.

(7) Zhongchuang Investment paid IPO cost of $681,545 on behalf of the Company for the year ended December 31, 2021. Pursuant to the agreement between Zhongchuang Investment and the Company, the cash advance was interest-free and the repayment term is to be mutually agreed by both parties.

(8) On December 31, 2021, 100% equity interest of Suzhou GoodFaith was transferred from Ultimate Shareholders (defined below) to GoodFaith WFOE. The consideration payable to Xiaofeng Fei, Xiaowei Wang, Xu Dai, and other minority shareholders were $102,561, $49,344, $12,234 and $29,565, respectively. The consideration was fully paid in January 2022.

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(9) In 2021, the Company received an interest-free loan of $1,693,932 from Xiaofeng Fei for the purpose of restructuring. The Company repaid $156,846 to Xiaofeng Fei in December 2021. The unsettled balances of advance of $1,537,086 will be due on August 29, 2022. The consideration of transfer of equity interest of Suzhou GoodFaith payable to Xiaofeng Fei was $102,561.

		For the years ended December 31,
		2021	2020
Revenue	Nature
Shanghai Yuanjin	Pre-approval risk management revenue	$112,065	$12,717
		$112,065	$12,717

		For the years ended December 31,
		2021	2020
Cost of revenue	Nature
Beiming Data	Data service costs	$1,592,538	$1,155,180
Shanghai Zhongchuang	Management costs	-	955,700
Shenzhen Ourui	Outsourcing service fees	562,748	273,089
Shanghai Yuanjin	Data service costs	143,037	53,717
Shanghai Hicore	IT service costs	131,606
Shanghai Hicore	Data service costs	70,453	-
		$2,500,382	$2,437,686

Other related party transactions

		For the years ended December 31,
	Nature	2021	2020
Beiming Data	Loan repayment to a related party	-	173,974
Beiming Data	Loan proceeds from a related party	31,001	173,974
Shanghai Hicore	Rent paid to a related party	126,399	94,068
Shanghai Mingzong	Service fee paid to a related party	12,667	-
Zhongchuang Investment	Advance payment for IPO costs on behalf of the Company	681,545	-
Xiaofeng Fei	Loan from a related party	1,693,932	-

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (as Revised) of the Cayman Islands, or the “Cayman Companies Act,” or the “Company Act” on May 13, 2021.

The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We have adopted an amended and restated memorandum and articles of association on [  ], which will become effective immediately prior to the completion of this offering.

The following are summaries of material provisions of our amended and restated memorandum and articles of association that we expect will become effective immediately prior to the completion of this offering and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

The following description of our share capital and provisions of our memorandum and articles of association are summaries and are qualified by reference to the memorandum and articles of association that will be in effect immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the Ordinary Shares reflect changes to our capital structure that will occur when our memorandum and articles of association become effective.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 per share. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the Underwriter upon the closing of the offering in New York, New York, on or about [●].

Listing

We will apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [●], [●].

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Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends in any currency to be paid to our shareholders; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Under the laws of the Cayman Islands, dividends may be declared and paid out of our profits or out of the share premium account. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. In no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Holders of our Ordinary Shares will be entitled to such dividends as may be declared by our board of directors. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)

sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)

cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner authorized by law.

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Calls on Shares and Related Liens

Subject to the terms of allotment, the directors may from time to time make calls on the shareholders in respect of any monies unpaid on their shares and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part.

The directors may, if they think fit, receive from any shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an ordinary resolution, eight percent per annum) as may be agreed upon between the shareholder paying the sum in advance and the directors. No such sum paid in advance of calls shall entitle the shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and
(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which we have a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment may be forfeited by the directors and, if so forfeited, shall revert to the company.

Forfeiture of Shares

If a shareholder fails to pay any call or installment of a call in respect of partly paid shares on the day appointed for payment, the directors may give to such shareholder not less than 14 calendar days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares forfeited, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A certificate in writing under the hand of a director shall be conclusive evidence that the person making the declaration is our director and that the particular shares have been forfeited on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

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Redemption, Purchase, and Surrender of Shares

Subject to the Cayman Companies Act and our amended and restated memorandum and articles of association, we may:

(a)

issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the directors or by the shareholders by special resolution;

(b)

purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner and terms as have been approved by the directors or by the shareholders by ordinary resolution, or are otherwise authorized by our amended and restated memorandum and articles of association; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

The directors may accept the surrender for no consideration of any fully paid share.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)

the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us; and

(e)	any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer, they are required, within 3 calendar months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

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The registration of transfers may be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of all votes attached to all issued voting shares in our company.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the amended and restated memorandum and articles of association, we are required to have no less than three directors.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director shall be vacated if the director:

(a) he is prohibited by the law of the Cayman Islands from acting as a director;

(b) becomes bankrupt or makes any arrangement or composition with his creditors;

(c) dies or is found to be or becomes of unsound mind;

(d) resigns his office by notice in writing to the Company; or

(e) without special leave of absence from the board of directors, is absent from meetings of the board for three consecutive meetings and the board of directors resolves that his office be vacated.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No resolution passed by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that resolution had not been passed.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

126

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

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Liquidation Rights

On a return of capital on winding up or otherwise (other than on conversion, redemption, or purchase of ordinary shares, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Act has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

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Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated articles of association provide that our directors and officers (but not including the Company's auditors) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities sustained by them, other than by reason of their own wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

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Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Our amended and restated memorandum and articles of association provide that our directors may be appointed by a resolution of our board of directors to fill a casual vacancy on the board of directors or as an addition to the board of directors or by an ordinary resolution of our shareholders.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

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We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (as Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (as Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (as Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (as Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

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If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

Share Issuances in May 2021

We were incorporated in the Cayman Islands as an exempted company with limited liability on May 13, 2021. We issued the following Ordinary Shares to our founding shareholders:

Purchaser	Date of Issuance	Number of Ordinary Shares
Qearl’s Holdings Limited	May 13, 2021	5,030,000
Gread Cause Holdings Limited	May 13, 2021	2,920,000
Cloud Light Holdings Limited	May 13, 2021	600,000
Yieldfilled Holdings Limited	May 13, 2021	480,000
Litu Holdings Limited	May 13, 2021	470,000
PeggyGF Holdings Limited	May 13, 2021	300,000
MLGF Holdings Limited	May 13, 2021	200,000

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Share Transfer in 2022

On May 20, 2022, our board of directors approved the following transfers of Ordinary Shares:

Transferor	Transferee	Number of Ordinary Shares
Qearl’s Holdings Limited	Xiaoming Li	300,000

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SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we expect to make an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [●]% of our Ordinary Shares in issue. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of [180] days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders ([5%] or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of [●] months from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●

1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the Underwriter do not exercise their over-allotment option; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

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Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL INCOME TAX CONSIDERATION

Enterprise Taxation in Mainland China

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from GoodFaith WFOE, one of our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although GoodFaith Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of GoodFaith Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of GoodFaith Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that GoodFaith Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. AllBright, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. Therefore, AllBright believes that it is possible but highly unlikely that the income received by overseas shareholders who are not PRC residents will be regarded as China-sourced income. See “Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, GoodFaith WFOE as well as Suzhou GoodFaith and its subsidiaries in China are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that GoodFaith Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporate tax.

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United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) who hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●

the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

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A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

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Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Network 1 Financial Securities, Inc., the Underwriter, in this offering. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on its behalf in connection with this offering. The Underwriter has agreed to purchase from us the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
[●]	[●]
Total

The Underwriter is committed to purchasing all the Ordinary Shares offered by this prospectus if it purchases any Ordinary Shares. The Underwriter is not obligated to purchase the Ordinary Shares covered by the Underwriter’s over-allotment option to purchase Ordinary Shares as described below. The Underwriter is offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Over-Allotment Option

We have granted the Underwriter a 45-day option to purchase up to an aggregate of additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering), at the offering price per Ordinary Share less underwriting discounts and commissions. The Underwriter may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the Underwriter in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the Underwriter will offer the additional Ordinary Shares at $☑ per ordinary share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 7.5% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

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We will also pay to the Underwriter by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the Underwriter’s over-allotment option.

We have agreed to reimburse the Underwriter up to a maximum of $150,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid $85,000 to the Underwriter as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[ ].

The Underwriter intends to offer our Ordinary Shares to its retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Underwriter’s Warrants

We have agreed to issue to the Underwriter and to register herein warrants to purchase up to Ordinary Shares equal to eight per cent (8%) of the Ordinary Shares sold in this offering, inclusive of the over-allotment option to purchase additional Ordinary Shares, and to also register herein such warrants and underlying Ordinary Shares. The warrants will be exercised at any time, and from time to time, in whole or in part, in cash or via cashless exercise, and will be exercisable for five (5) years from the commencement of sales of the public offering. The warrants are exercisable at a per share price of 130% of the offering price of the Ordinary Shares offered hereby.

The Underwriter’s Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of six (6) months beginning on the date of the commencement of sales of the offering in accordance with FINRA Rule 5110(e)(1), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the six (6) months lock-up period, (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the six (6) months lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The Underwriter’s Warrants may be exercised as to all or a lesser number of Ordinary Shares and will provide for cashless exercise. We have registered the warrants and the Ordinary Shares underlying the Underwriter’s Warrants in this offering. We have granted the Underwriter an additional demand registration right at the warrant holder’s expense and unlimited “piggyback” registration rights at our expense for a period of five years from the commencement of sales of this offering.

Finder’s Fees

We have agreed to pay the Underwriter a success fee in the event that, at any time prior to the first (1st) anniversary of the completion of this offering, we or any of its affiliates shall enter into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) with any party directly introduced to us by the Underwriter during this offering and the aforementioned time period. The finder’s fee shall equal to a percentage of the consideration or value received by us and/or our stockholder as follows:

5% of the first $1,000,000,

4% of the next $1,000,000,

3% of the next $1,000,000,

2% of the next $1,000,000, and

1% of all amounts in excess of $4,000,000.

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Lock-Up Agreements

We, our directors, officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the effective date of our registration statement of which this prospectus forms a part, without the prior written consent of the Underwriter.

All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the Underwriter, for a period of 180 days from the effective date of registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed. We do not intend to apply to list the Underwriter’s warrants on any security exchange.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter or selling group members, if any, and the Underwriter may distribute prospectus electronically. The Underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter, and should not be relied upon by investors.

In connection with this offering, certain of the Underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the Underwriter that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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In addition to the offering of the Ordinary Shares in the United States, the Underwriter may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriter to bid for and to purchase our Ordinary Shares. As an exception to these rules, the Underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The Underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•

Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•

Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•

Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the Underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the Underwriter.

•

A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the Underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the Cayman Islands

The shares are not being, and may not be offered to the public or to any person in the Cayman Islands for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the Cayman Islands Companies Act (2021 Revision) (each a “Cayman Islands Company”), but only where the offer will be made to, and received by, the relevant Cayman Islands Company entirely outside of the Cayman Islands.

147

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

148

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by AllBright Law Offices. Ortoli Rosenstadt LLP is acting as counsel to the Underwriter in connection with this offering.

EXPERTS

The consolidated financial statements for the years ended December 31, 2021 and 2020, included in this prospectus have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of UHY LLP is located at 1185 Avenue of the Americas, 38th Floor, New York, NY, 10036.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

149

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GOODFAITH TECHNOLOGY INC. AND SUBSIDIRIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of GoodFaith Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GoodFaith Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

New York, New York

July 13, 2022, except for Notes 1, 2, 3 and 10, as to which the date is September 20, 2022.

F-2

GOODFAITH TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$3,262,367	$1,979,567
Accounts receivable, net	3,537,074	3,060,122
Accounts receivable-related parties, net	51,933	18,338
Deferred offering cost	681,545	-
Prepayments and other current assets, net	160,719	383,571
Amount due from related parties	1,763,078	360,036
Total current assets	9,456,716	5,801,634

Property and equipment, net	117,373	31,846
Intangible assets, net	91,939	-
Amounts due from related parties-non current	313,691	306,518
Total non-current assets	523,003	338,364
TOTAL ASSETS	$9,979,719	$6,139,998

Liabilities
Current liabilities:
Accounts payable	$1,142,143	$213,837
Accounts payable -related parties	1,163,880	703,897
Advance from customers	13,070	24,325
Taxes payable	1,579,334	1,266,386
Accrued expenses and other current liabilities	3,735,407	2,387,591
Amounts due to related parties	2,582,652	472,680
Total current liabilities	10,216,486	5,068,716
TOTAL LIABILITIES	10,216,486	5,068,716

Shareholders’ equity
Ordinary Shares ($0.0001 par value, 500,000,000 authorized, 10,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively *)	1,000	1,000
Subscription receivable	(1,000)	(1,000)
Additional paid-in capital	-	180,553
Statutory surplus reserves	208,364	186,911
(Accumulated deficit) Retained earnings	(502,513)	654,793
Accumulated other comprehensive income	57,382	49,025
Total shareholders’ (deficit) equity	(236,767)	1,071,282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,979,719	$6,139,998

* Par value per share and the number of shares has been retrospectively restated for all the periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GOODFAITH TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2021 and 2020.

 (In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2020
Revenue
Service to third parties	$20,541,146	$15,985,134
Service to related parties	112,065	12,717
Total revenue	20,653,211	15,997,851
Cost of revenue	17,041,672	10,784,060

Gross profit	3,611,539	5,213,791

Operating expenses:
Selling expenses	567,601	1,110,228
General and administrative expenses	1,991,880	2,205,743
Total operating expenses	2,559,481	3,315,971

Income from operations	1,052,058	1,897,820

Other income (expense):
Other expense, net	(389,770)	(238,010)
Governmental subsidies	55,878	105,489
Interest income (expense), net	3,045	(5,542)
Total other expense	(330,847)	(138,063)

Income before income tax provision	721,211	1,759,757
Income tax expense	318,135	485,693
Net Income	$403,076	$1,274,064

Other comprehensive income
Foreign currency translation gain	8,357	61,636
Total comprehensive income	$411,433	$1,335,700

Earnings per ordinary share
Basic and diluted	0.04	0.13
Weighted average number of ordinary shares outstanding
Basic and diluted*	10,000,000	10,000,000

* Par value per share and the number of shares has been retrospectively restated for all the periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GOODFAITH TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020.

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Subscription	Additional paid-in	Statutory	Retained earnings	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	receivable	capital	reserves	(deficit)	income (loss)	Equity
Balance as of January 1, 2020	10,000,000	$1,000	$(1,000)	$180,553	$92,971	$68,317	$(12,611)	$329,230
Net income	—	—	—	—	—	1,274,064	—	1,274,064
Distribution to owners	—	—	—	—	—	(593,648)	—	(593,648)
Appropriation to statutory reserve	—	—	—	—	93,940	(93,940)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	61,636	61,636
Balance as of December 31, 2020	10,000,000	$1,000	$(1,000)	180,553	186,911	654,793	49,025	1,071,282
Net income	—	—	—	—	—	403,076	—	403,076
Appropriation to statutory reserve	—	—	—	—	21,453	(21,453)	—	—
Contribution from shareholders	—	—	—	155,003	—	—	—	155,003
Acquisitions of Beihai Beiming and Suzhou GoodFaith	—	—	—	(335,556)	—	(1,538,929)	—	(1,874,485)
Foreign currency translation adjustment	—	—	—	—	—	—	8,357	8,357
Balance as of December 31, 2021	10,000,000	$1,000	$(1,000)	$—	$208,364	$(502,513)	$57,382	$(236,767)

* Par value per share and the number of shares has been retrospectively restated for all the periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

GOODFAITH TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020.

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$403,076	$1,274,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,979	26,968
Interest (income) expense	(3,045)	5,404
(Increase) decrease in operating assets
Accounts receivable	(400,579)	(282,734)
Accounts receivable from related parties	(32,776)	(15,187)
Amount due from related parties	-	(280,387)
Prepayments and other current assets	229,104	(192,295)
Increase (decrease) in operating liabilities
Accounts payable	912,454	(334,479)
Accounts payable to related parties	438,300	101,393
Taxes payable	279,984	464,242
Accrued expenses and other payables	1,266,688	1,328,355
Advance from customers	(11,685)	4,088
Amount due to related parties	(48,718)	159,204
Net cash provided by operating activities	3,083,782	2,258,636

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(114,544)	(17,791)
Purchase of Intangible assets	(111,080)	-
Loans to related parties	(1,469,257)	(58,760)
Loans repayment from related parties	93,002	173,974
Acquisition of a subsidiary	(1,674,029)	-
Net cash (used in)/provided by investing activities	(3,275,908)	97,423

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans received from a related party	1,674,029	-
Repayments to related parties	(416,027)	(358,348)
Proceed from short-term bank borrowing	310,005	-
Repayment of short-term bank borrowing	(310,005)	-
Contribution from shareholders	155,003	-
Dividend paid to shareholders	-	(593,648)
Net cash provided by/(used in) financing activities	1,413,005	(951,996)

Effect of exchange rate changes	61,921	106,899

Net increase in cash and cash equivalents	1,282,800	1,510,962
Cash and cash equivalents, at beginning of year	1,979,567	468,605
Cash and cash equivalents, at end of year	$3,262,367	$1,979,567

Noncash Investing and Financing Activities
Increase in payables for acquisition of a subsidiary	$201,504	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$62,182	$140,324
Interest paid	$7,407	$25,812

The accompanying notes are an integral part of these consolidated financial statements.

F-6

GOODFAITH TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

GoodFaith Technology Inc. (“GoodFaith Cayman” or the “Company”) was incorporated under the laws of the Cayman Islands on May 13, 2021. It is a holding company with no material operations of its own. GoodFaith Cayman offers customized pre-approval risk management and post-loan delinquent debt collection products and services to commercial banks and non-bank financial institutions in China in connection with credit loans, through its wholly owned subsidiaries in China.

The consolidated financial statements of the Company include the following entities:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Registered capital	Principal activities
GoodFaith Technology Inc. (“GoodFaith Cayman”)	Cayman	Parent	May 13, 2021	N/A	Investment holding

GoodFaith Technology Holdings Limited (“GoodFaith BVI”)	BVI	100% by GoodFaith Cayman	May 26, 2021	N/A	Investment holding

GoodFaith Technology Limited (“GoodFaith HK”)	Hong Kong	100% by GoodFaith BVI	June 10, 2021	HKD 10,000	Investment holding

苏州创之信信息科技有限公司 Suzhou Chuangzhixin Information Technology Co., Ltd. (“GoodFaith WOFE”)	Suzhou	100% by GoodFaith HK	October 25, 2021	RMB10,000,000	Investment holding

苏州承信信息科技有限公司 Suzhou GoodFaith Information Technology Co., Ltd. (“Suzhou GoodFaith”)	Suzhou	100% by GoodFaith WOFE	April 28, 2021	RMB1,000,000	Investment holding

深圳市信德盛金融服务有限公司 Shenzhen Xindesheng Financial Services Co., Ltd. (“Shenzhen Xindesheng”)	Shenzhen	100% by Suzhou GoodFaith	September 14, 2015	RMB20,000,000	Post-loan delinquent debt collection

北海北溟投资有限公司 Beihai Beiming Investment Co., Ltd. (“Beihai Beiming”)	Beihai	100% by Suzhou GoodFaith	April 29, 2020	RMB20,000,000	Investment holding

上海北溟信息科技有限公司 Shanghai Beiming Information Technology Co., Ltd. (“Beiming Technology”)	Shanghai	100% by Beihai Beiming	July 21, 2015	RMB10,000,000	Pre-approval risk management service

上海宇壹信息科技有限公司 Shanghai Yuyi Information Technology Co., Ltd (“Shanghai Yuyi”)	Shanghai	100% by Beihai Beiming	July 25, 2014	RMB10,000,000	Pre-approval risk management service

亿国轩（深圳）投资控股有限公司 Yiguoxuan (Shenzhen) Investment Holding Co., Ltd. (“Shenzhen Yiguoxuan”)*	Shenzhen	100% by Shenzhen Xindesheng	July 3, 2017	RMB20,000,000	Post-loan delinquent debt collection

九江市信德盛信息咨询服务有限公司 Jiujiang Xindesheng Information Consulting Service Co., Ltd. (“Jiujiang Xindesheng)	Jiujiang	100% by Shenzhen Xindesheng	October 13, 2017	RMB5,000,000	Post-loan delinquent debt collection

贵阳信德盛信息技术有限公司 Guiyang Xindesheng Information Technology Co., Ltd. (“Guiyang Xindesheng”)	Guiyang	100% by Shenzhen Xindesheng	April 1, 2020	RMB1,000,000	Post-loan delinquent debt collection

成都市信德盛信息技术有限公司 Chengdu Xindesheng Information Technology Co., Ltd. (“Chengdu Xindesheng”)	Chengdu	100% by Shenzhen Xindesheng	October 23, 2020	RMB200,000	Post-loan delinquent debt collection

惠州市信德盛信息技术有限公司 Huizhou Xindesheng Information Technology Co., Ltd. (“Huizhou Xindesheng”)	Huizhou	100% by Shenzhen Xindesheng	March 22, 2021	RMB2,000,000	Post-loan delinquent debt collection

北海信德盛信息科技有限公司 Beihai Xindesheng Information Technology Co., Ltd. (“Beihai Xindesheng”)	Beihai	100% by Shenzhen Xindesheng	June 10, 2021	RMB2,000,000	Post-loan delinquent debt collection

F-7

* On April 6, 2021, Shenzhen Xindesheng disposed of 100% equity interest of Shenzhen Yiguoxuan for a consideration of RMB1. Shenzhen Yiguoxuan was established as a shell company and not intended to be used in the future. Shenzhen Yiguoxuan had no capital injection and no operations from its inception until disposal, so it basically did not result in gain or loss on the consolidation of financial statements for the year ended December 31, 2021. The disposal of Shenzhen Yiguoxuan did not qualify as a discontinued operation as it did not individually or in the aggregate represent a strategic shift that has had a major impact on the Company's operations or financial results.

Reorganization

On July 21, 2015, Beiming Technology was 100% owned by Shanghai Beiming Data Technology Co., Ltd (“Beiming Data”) and its 100% owned subsidiary Beihai Beiming. 100% equity interest of Shanghai Yuyi was acquired on June 10, 2018 by Beiming Data. Beiming Data was controlled by Kai Zhou since 2017. Beiming Technology and Shanghai Yuyi were 100% owned by Beihai Beiming, which was a 100% owned subsidiary of Beiming Data before the Reorganization. As a result, Beiming Technology and Shanghai Yuyi were controlled by Kai Zhou from July 21, 2015 and June 10, 2018, respectively, until the Reorganization.

In February 2019, 51% equity interest of Shenzhen Xindesheng was acquired by Shanghai Zhongchuang Asset Management Co., Ltd. (“Shanghai Zhongchuang”), which is 70% owned by Xiaofeng Fei. In accordance with the ownership holding trust agreement signed between Xiaofeng Fei and Kai Zhou, the equity ownership of Xiaofeng Fei in the Shanghai Zhongchuang was held on behalf of Kai Zhou and at his willingness to execute relative rights in Shanghai Zhongchuang and its subsidiaries. As a result, from February 28, 2019, until the Reorganization, Shenzhen Xindesheng was under control of Kai Zhou.

On April 28, 2021, Suzhou GoodFaith was incorporated for the purpose of foreign exchange registration under the laws of the People’s Republic of China. Suzhou GoodFaith was owned by 7 natural person shareholders (“Ultimate Shareholders”).

On May 13, 2021, GoodFaith Cayman (“the Company”) was incorporated in the Cayman Islands and issued 10,000,000 outstanding Ordinary Shares at par value of $0.0001 to 7 BVI companies which were set up by the same group of Ultimate Shareholders. The Company is controlled by Qearl's Holdings Limited, which takes 47.3% of the total outstanding shares of GoodFaith. Qearl’s Holding Limited, a BVI company, is 90% ultimately held by Kai Zhou, Qearl’s Holding Limited's remaining 10% equity interest is held by Xiaofeng Fei, who takes a same voting position as Kai Zhou.

GoodFaith BVI, GoodFaith HK and GoodFaith WOFE are newly established companies, which have no operations and are used to control Shenzhen Xindesheng, Beiming Technology and Shanghai Yuyi.

On September 1, 2021, Beiming Data agreed to transfer all its shares held in Beihai Beiming to Suzhou GoodFaith, Beihai Beiming became the wholly owned subsidiary of Suzhou GoodFaith with consideration of RMB10,800,000 ($1,669,836).

On December 31, 2021, 100% equity interest of Suzhou GoodFaith was transferred from Ultimate Shareholders to GoodFaith WFOE. On December 31, 2021, 100% equity interest of Shenzhen Xindesheng was transferred from its original shareholders to Suzhou GoodFaith.

On April 28, 2021 and May 10, 2021, Xiaofeng Fei and Kai Zhou (“Parties”) executed two Acting-in-Concert Agreements respectively. The major terms of these two agreements are:

·	The Parties shall inform and discuss with each other and reach a consensus before exercising voting rights in the Company’s decision making.

·	If no consensus can be reached by the Parties, the decision will be made by Kai Zhou prevails.

As a result of the Acting-in-Concert agreement, Kai Zhou has the ultimate control of the Company.

During the periods presented in these consolidated financial statements, the control of the entities never changed (i.e., always under the control of Kai Zhou). Accordingly, the combination has been treated as a corporate reorganization of entities under common control (the “Reorganization”) and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with Accounting Standards Codification (“ASC”) 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2021 and 2020, the results of these subsidiaries are included in the consolidated financial statements for both periods.

The discussion and presentation of financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on January 1, 2020, and the equity has been restated to reflect the change as well.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The ongoing impact of COVID-19 pandemic may significantly affect the Company’s business, results of operations, and financial condition. The COVID-19 pandemic may cause an increase in borrowers’ default and delinquency risks. Specifically, the COVID-19 pandemic may give rise to economic downturn and other significant changes in regional and global economic conditions. As a result, borrowers’ default and delinquency risks might increase as they experience unemployment or generate less income. Subsequently, higher default and delinquency risks may require the Company to dedicate more resources to maintain its current collection rate for the post-loan delinquent debt collection business and pose new challenges for its pre-approval risk management business, increasing its operating costs.

F-8

Basis of presentation and principles of consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

·	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

·

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

·	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, amounts due from related parties, deferred offering cost, prepayments and other current assets, accounts payable, advances from customers, accrued expenses and other current liabilities, management has determined that the carrying value approximates their fair values as of December 31, 2021 and 2020.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposits placed with financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal and use. As of December 31, 2021 and 2020, there were no cash equivalents, and cash refers to demand deposits placed with banks. The Company maintains all bank accounts in the mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represent trade receivable and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or impairment.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the trade and other receivables and individual account analysis, including the current creditworthiness and the past collection history of each debtor. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectable on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

F-9

The Company historically has not had material bad debts in accounts receivable. There were no bad debt expenses for the years ended December 31, 2021 and 2020 and there was no allowance for doubtful accounts as of December 31, 2021 and 2020.

Deferred IPO costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the Company’s initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2021 and 2020, the deferred IPO costs were $681,545 and nil, respectively. The deferred IPO cost of $681,545 was paid by Zhongchuang Investment on behalf of the Company and was recorded in amounts due to related parties. Pursuant to the agreement between Zhongchuang Investment and the Company, the cash advance was interest-free and the repayment term is to be mutually agreed upon by both parties. See “NOTE 11. RELATED PARTY TRANSACTIONS”.

Property and equipment, net

Property and equipment are recorded at their historic cost, less accumulated depreciation. The Company calculates depreciation using the straight-line method, after consideration of the estimated residual values, over the following estimated useful lives:

Category	Estimated useful lives
Office equipment	3 years
Electronic equipment	3 years
leasehold improvement	3 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Intangible Assets

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Category	Estimated useful lives
Software	3-5 years

Impairment of long-lived assets (other than goodwill)

The Company accounts for impairment of long-lived assets in accordance with ASC 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2021 and 2020. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

F-10

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue consists of revenue from pre-approval risk management services and post-loan delinquent debt collection services.

Pre-approval risk management revenue:

The Company provides a set of credit risk management services for financial service providers during the loan approval process. The Company identified only one performance, which is to return accurate verification results to financial service providers via its operating system, as a reference in financial service providers’ loan approval process. Once a verification result is returned to a financial service provider, a consumption record of information verification is generated, and one performance obligation is fulfilled. The Company recognizes revenue when the performance obligation is fulfilled in amount based on the agreed-upon consumption records confirmed by financial service providers and preset unit price in the contract.

Post-loan delinquent debt collection revenue:

The Company provides debt collection services to financial service providers for the post-loan delinquent receivables. The Company identified only one performance, which is to provide debt collection services to financial service providers.  Once the services are rendered to a financial service provider, the performance obligation is fulfilled.  The service fees are calculated in two main types, which are amount-based and percentage-based. Amount-based fees are equivalent to the fee rate for each collection specialist as agreed upon multiplied by the number of collection specialists for such projects. Percentage-based fees are equivalent to the recovery amount of the client’s post-loan delinquent receivables after our debt collection service, multiply by the commission percentage as agreed upon.  The Company does not need to allocate transaction price to amount-based revenue and percentage-based revenue, as each one is exclusive from the other. Other than the above two main service fees, we may receive incentive bonuses based on our performance from time to time. The incentive bonuses are determined by our clients at their discretion in a few selected months. The incentive bonus is a form of variable consideration, which is fully constraint, and should not be included in the transaction price as the Company does not believe it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, because the amount of incentive bonuses is calculated by our clients according to their own formula based on factors such as the performance ranking of all their suppliers in those months. The incentive bonuses are recognized when being confirmed by or even received from our clients. Therefore, incentive bonuses do not involve a significant level of estimation uncertainty in terms of revenue recognition. The Company recognizes the service revenue on a gross basis, as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified collection service.  Revenue is recognized at the point when overdue receivables are repaid, which means the performance obligations are fulfilled.

The following table identifies the disaggregation of the Company’s revenue for the years ended December 31, 2021 and 2020:

	2021	2020
Pre-approval risk management revenue – third parties	3,445,792	2,504,039
Pre-approval risk management revenue - related parties	112,065	12,717
Post-loan delinquent debt collection revenue*	17,095,354	13,481,095
Total	$20,653,211	$15,997,851

* Included in the post-loan delinquent debt collection revenue, incentive bonuses were $138,332 and $8,658 for the years ended December 2021 and 2020, respectively, which accounted for 0.8% and 0.1% of our total post-loan delinquent debt collection revenue, respectively.

Cost of revenue

Cost of revenue mainly consists of labor costs for collection specialists, management service costs for call centers, data service costs and communication fees.

F-11

Selling expenses

Selling expenses mainly consists of labor expenses for sales personnel, marketing expenses, commission expenses and other miscellaneous selling expenses.

General and administrative expenses

General and administrative expenses mainly consist of labor expenses, professional service fees, rent and energy expenses and other miscellaneous administrative expenses.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property, which includes rent holidays, on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

The Company classifies interest and penalties related to uncertain tax positions in its other expense line of its consolidated statements of income for the years ended December 31, 2021 and 2020, respectively. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax positions and subsequent adjustments as considered appropriate by management.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The adoption of ASU 2019-12 had no significant impact on the consolidated financial statements.

Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from sales of products, Value-Added Services and platform services. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

On March 20, 2019, Ministry of Finance, State Administration of Taxation and General Administration of Customs published the “Announcement on policies related to deepening the reform of value-added tax”, which allows a general taxpayer’s production and living services to add 10% of the current deductible input tax to offset the VAT output tax from April 1, 2019 to December 31, 2021. This tax preference is applicable to Shenzhen Xindesheng, Beiming Technology and Shanghai Yuyi.

F-12

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Foreign currency transactions and translations

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Therefore, the functional currency of the Company’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

The assets and liabilities of the Company are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenue and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of operations and comprehensive income in accordance with Financial Accounting Standards Board (“FASB”) ASC 220, Comprehensive Income. The following are the exchange rates that were used in translating the Company’s PRC subsidiaries’ financial statements into the consolidated financial statements:

	For the Years Ended December 31
	2021	2020
Period Ended spot	US$1=RMB6.3757	US$1=RMB6.5249
Period Average	US$1=RMB6.4515	US$1=RMB6.8976

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (the “CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments: (1) pre-approval risk management segment, and (2) post-loan delinquent debt collection segment.

Substantially all of the Company’s long-lived assets, revenue and expenses are located or derived in the PRC therefore no geographical information is presented.

F-13

The following tables present summary information by operating segment for the years ended December 31, 2021 and 2020, respectively:

	For the Year Ended December 31, 2021
	Pre-approval risk management services	Post-loan delinquent debt collection services	Total
Revenue	$3,557,857	$17,095,354	$20,653,211
Cost of revenue	2,149,962	14,891,710	17,041,672
Operating expenses	901,610	1,657,365	2,558,975
Income from operations	506,285	546,279	1,052,564
Income tax expense	14,875	303,260	318,135
Net income (loss)	537,563	(133,936)	403,627
Depreciation and amortization	19,908	31,071	50,979
Total assets	$2,714,394	$6,584,337	$9,298,731
	For the Year Ended December 31, 2020
	Pre-approval risk management services	Post-loan delinquent debt collection services	Total
Revenue	$2,516,756	$13,481,095	$15,997,851
Cost of revenue	1,240,453	9,543,607	10,784,060
Operating expenses	646,571	2,669,400	3,315,971
Income from operations	629,732	1,268,088	1,897,820
Income tax expense	31,997	453,696	485,693
Net income	639,816	634,248	1,274,064
Depreciation and amortization	9,420	17,548	26,968
Total assets	$2,310,971	$3,829,027	$6,139,998

Recently Issued Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defers the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company have assessed the impact of the adoption of the new lease standard, and concluded that it would have no significant impact on its consolidation financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-14

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	As of December 31,
	2021	2020
Accounts receivable	$3,537,074	$3,060,122
Accounts receivable-related party	51,933	18,338
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net	$3,589,007	$3,078,460

The aging of our accounts receivable balance was within 1 year as of December 31, 2021 and 2020. Bad debt expenses were $nil for the years ended December 31, 2021 and 2020, respectively.

NOTE 4. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net, consisted of the following:

	As of December 31,
	2021	2020
Prepayments	$94,855	$218,596
Deposit	64,295	148,327
Others	1,569	16,648
Total prepayments and other current assets, net	$160,719	$383,571

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2021	2020
Office equipment	$41,239	$8,326
Electronic equipment	196,341	126,887
Leasehold improvement	16,703	-
Subtotal	254,283	135,213
Less: accumulated depreciation	(136,910)	(103,367)
Property and equipment, net	$117,373	$31,846

Depreciation expense was $30,758 and $26,968 for the years ended December 31, 2021 and 2020, respectively.

NOTE 6. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2021	2020
Software	$112,400	$-
Less: accumulated amortization	(20,461)	-
Intangible assets, net	$91,939	$-

Amortization expense was $20,221 and nil for the years ended December 31, 2021 and 2020, respectively.

F-15

NOTE 7. Taxes Payable

Taxes payable consisted of the following:

	As of December 31,
	2021	2020
VAT payable	$216,745	$174,968
Income tax payable	1,338,807	1,057,361
Other taxes payable	23,782	34,057
Total	$1,579,334	$1,266,386

As of December 31, 2021 and 2020, income tax payable is adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) and accrues a liability recorded as Accrued tax penalties and interest in Note 9. The under-declared income taxes and associated penalty and interest are expected to be fully paid no later than September 30, 2022.

NOTE 8. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, GoodFaith Technology Inc. is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Company’s subsidiary, GoodFaith Technology Holdings Limited, is incorporated in the BVI and under the current laws of the BVI. GoodFaith Technology Holdings Limited is currently exempt from income and corporate tax. In addition, the BVI does not levy capital gains tax on it. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to GoodFaith Technology Holdings Limited.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, GoodFaith HK, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, the Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018/19, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

PRC

The Company’s PRC operating subsidiaries, incorporated in the PRC, are governed by the income tax law of the PRC and are subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. The State Administration of Taxation and the Ministry of Finance issued a notice related to the tax relief policy of small-scale enterprises in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB1 million but did not exceed RMB3 million, 50% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. According to the latest notice issued by the State Administration of Taxation, from January 1, 2021 to December 31, 2022, if a small profit-making enterprise has annual taxable income less than or equal to RMB1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%. Both Beiming Technology’s and Shanghai Yuyi’s annual taxable income for the years ended December 31, 2020 and 2021 makes the two subsidiaries eligible for the tax relief policy.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2021	2020
Provisions for current income tax	$318,135	$485,693
Provisions for deferred income tax	-	-
Total income tax expense	$318,135	$485,693

F-16

A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2020
Profit before income tax expense	$721,211	$1,759,757
Computed income tax expense with statutory tax rate	180,303	439,939
Changes in valuation allowance	(230,794)	(23,000)
Tax effect of non-deductible items	419,826	134,872
Tax effect of preferential tax rate	(51,375)	(66,118)
Others	175	-
Income tax expense	$318,135	$485,693

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2021 and 2020 applicable to the PRC operations to income tax expenses was as follows:

	For the years ended December 31,
	2021	2020
Profit before income tax expense	25.00%	25.00%
Changes in valuation allowance	(32.00)%	(1.31)%
Tax effect of non-deductible items	58.21%	7.67%
Tax effect of preferential tax rate	(7.12)%	(3.76)%
Others	0.02%	-
Effective tax rate	44.11%	27.60%

The tax effects of temporary differences that give rise to the deferred income tax assets balances as of December 31, 2021 and 2020 were as follows:

	As of December 31,
	2021	2020
Deferred income tax assets:
Accrued expenses	$-	$138,819
Tax losses carried forward	39,904	114,372
Less: Valuation allowance	(39,904)	(253,191)
Total Deferred income tax assets, net	$-	$-

The movements of the valuation allowance are as follows:

	For the years ended December 31,
	2021	2020
Balances as of January 1,	$270,698	$276,191
Reduction of valuation allowance	(230,794)	(23,000)
Balances as of December 31,	$39,904	$253,191

As of December 31, 2021, the Company had net operating loss carried forward from one PRC entity of $159,617. The carry forward loss was generated in 2019, which would expire by 2024 if not utilized.

The valuation allowance as of December 31, 2021 and 2020 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were at cumulative loss positions or had unstable historical profit position. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

F-17

Uncertain Tax Positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

A net expense of $390,806 and $220,686 for penalties and interest were recognized in the consolidated statements of income as components of the non-operating expenses for the years ended December 31,2021 and 2020, respectively. The Company have recognized liabilities for tax penalties and interest associated with unrecognized tax benefit as of December 31, 2021 and 2020 in Note 9.

NOTE 9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2021 and 2020, accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2020
Payroll - Salary	$1,213,226	$993,065
Payroll - Social insurance and housing provident fund	1,547,744	500,970
Accrued tax penalties and interest	774,584	370,462
Other service fee	102,767	461,279
Others	97,086	61,815
Total	$3,735,407	$2,387,591

Payroll-Social insurance and housing provident fund mainly relate to the estimated under-paid amounts for employees for fiscal years from 2019 to 2021.There were no accruals for late fees and fines that may be imposed by the relevant local government authorities in the financial statements.  We have not received any inquiry, notice, warning, or sanctions regarding such late fees or fines, and the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. In addition, our current shareholders had agreed to compensate us for the relevant fines, any outstanding sum, and any related costs and expenses arising from such noncompliance if imposed by the competent PRC authorities. We have taken measures to implement our policy on the payment of social insurance and housing fund contributions for employees for the purpose of compliance with relevant PRC laws and regulations starting from June 2022.

Accrued tax penalties and interest mainly relate to estimated tax payable for under-declared income to the tax authority for fiscal years from 2017 to 2020. The tax penalty is calculated at 50% of estimated under-declared corporate income tax payable and interest is based on 0.05% per day for the estimated under-declared corporate income tax payable since the income tax settlement date on the following May 31 for each fiscal year. As of May 31, 2022, Shenzhen Xindesheng was possibly subject to tax penalty and interest of estimated under-declared corporate income tax payable for fiscal year 2021. To address the issue that may arise from Shenzhen Xindesheng’s previous failure to pay adequate income tax, the Company has issued a letter of commitment stating that Suzhou GoodFaith and its subsidiaries (including Shenzhen Xindesheng) will pay any unpaid taxes before September 30, 2022.

NOTE 10. SHAREHOLDERS' EQUITY

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on May 13, 2021. The authorized number of ordinary shares was 500,000,000 shares with a par value of $0.0001 per ordinary share, and 10,000,000 ordinary shares were issued as of May 13, 2021. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260. As a result, the Company had 500,000,000 authorized ordinary shares, par value $0.0001 per share, of which 10,000,000 were issued and outstanding as of December 31, 2021 and 2020. The proceeds from the subscription of ordinary shares by the shareholders in the amount of $1,000 remained outstanding and presented as subscription receivable, a contra-equity account on the consolidated financial statements.

Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. As of December 31, 2021 and 2020, the Company did not have a discretionary surplus reserve.

F-18

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distributions except under liquidation.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets were the total book value of the share capital, additional paid-in capital and statutory reserve which were not allowed to transfer to the shareholders in the forms of dividends. As of December 31, 2021 and 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $208,364 and $186,911, respectively, and total restricted net assets amounted to $543,920 and $367,464, respectively.

Dividends

The declaration, amount and payment of dividends are subject to (i) compliance with applicable law regarding the declaration and payment of dividends with respect to any year including the establishment of the statutory reserve fund and (ii) the absence of any adverse effect on our business plan for the current or subsequent fiscal year as a result of the payment of any dividend.

Dividends are paid from the Company’s distributable earnings in RMB. Dividends are expected to be made payable in cash and in one or more payments as determined in the relevant ordinary shareholders’ meeting approving dividends.

In 2019, 2020, and 2021, Shenzhen Xindesheng, one of the Company’s PRC subsidiaries, announced dividends of $363,229, $652,408 and $1,329,754 in respect of the periods September 2015 to February 2019, March to December 2019, and January to December 2020, respectively, which were fully paid to the former shareholders of Shenzhen Xindesheng, Shanghai Zhongchuang Asset Management Co., Ltd. (“Shanghai Zhongchuang”) and Mr. Xiaowei Wang.

In 2019, 2020, and 2021, the excessive distributions were $211,481, $76,744 and $1,352,308, respectively. The Company and the two shareholders reached agreements to treat the excessive distributions as interest-free loans lent to shareholders required to be fully paid to Shenzhen Xindesheng by June 30, 2022. As of December 31, 2019, 2020 and 2021, the cumulative deemed loan receivables from the shareholders were $211,481, $288,225, and $1,640,533, respectively, which were disclosed as Due from related parties in Note 11. The interest-free loans were fully repaid by Shanghai Zhongchuang and Xiaowei Wang on June 29, 2022.

The revised profit distribution in 2019, 2020, and 2021 were $149,366, $593,648, and nil, respectively.

Acquisitions of Beihai Beiming and Suzhou GoodFaith

As described in Note 1- Reorganization, the Company completed two acquisitions under common control in 2021. On September 1, 2021, the Company acquired a 100% equity interest in Beihai Beiming with a consideration of RMB10,800,000 ($1,669,836), and the consideration was fully paid in 2021. On December 31, 2021, the Company acquired a 100% equity interest in Suzhou GoodFaith with a consideration of RMB1,300,000 ($203,899), and the consideration was paid in January 2022 and recorded in Due to related parties as of December 31, 2021.

The acquisitions were accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest using historical cost in accordance with ASC 805-50-25-2B. As a result of the reorganization, the acquirees’ assets and liabilities have been presented as “combined” with the Company at their carrying values as though the transaction occurred at the beginning of the periods presented, and the considerations were recorded with an offsetting adjustment to equity in the consolidated statements of equity.

NOTE 11. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Shanghai Beiming Data Technology Co., Ltd. (“Beiming Data”)	Controlled by Kai Zhou
2	Shanghai Hicore Information Technology Co., Ltd. (“Shanghai Hicore”)	Controlled by Kai Zhou
3	Shanghai Yuanjin Information Technology Co., Ltd. (“Shanghai Yuanjin”)	Controlled by Kai Zhou
4	Shanghai Mingzong Information Technology Co., Ltd. (“Shanghai Mingzong”)	Controlled by Kai Zhou
5	Shanghai Zhongchuang Asset Management Co., Ltd. (“Shanghai Zhongchuang)	Controlled by Kai Zhou
6	Zhongchuang Investment Management Co., Ltd. ("Zhongchuang Investment")	Controlled by Kai Zhou
7	Shenzhen Ourui Consulting Co., Ltd. ("Shenzhen Ourui")	Controlled by an employee of Shenzhen Xindesheng
8	Xiaofeng Fei	5% shareholder, who acts in concert with Kai Zhou
9	Xiaowei Wang	29.2% shareholder, and CEO
10	Yueping Yin	CEO’s wife
11	Xu Dai	6% shareholder, and Chairman
12	Other minority shareholders	Collectively represent 14.5% shareholders

F-19

The following represented related party balances as of December 31, 2021 and 2020:

		As of December 31,
		2021	2020
Accounts receivable	Nature
Shanghai Yuanjin	Pre-approval risk management service	$51,933	$18,338
		$51,933	$18,338
Accounts payable
Beiming Data	Data service	$729,975	$401,740
Shenzhen Ourui	Outsourcing service	346,292	90,541
Shanghai Yuanjin	Data service	75,456	211,616
Shanghai Hicore	Data service	12,157	-
		1,163,880	703,897

		As of December 31,
		2021	2020
Due from related parties
Beiming Data(1)	Loan	$42,123	$71,811
Shenzhen Ourui(2)	Loan	80,422	-
Shanghai Zhongchuang(3)	Loan	836,672	146,995
Xiaowei Wang(3)	Loan	803,861	141,230
		$1,763,078	$360,036

		As of December 31,
		2021	2020
Due from related parties-non current
Beiming Data(4)	Long-term deposit	$313,691	$306,518
		$313,691	$306,518
Due to related parties
Beiming Data(5)	Loan	$-	$258,088
Shanghai Hicore(6)	Rent/IT service	168,975	212,709
Zhongchuang Investment(7)	IPO costs paid on behalf of the Company	681,545	-
Xiaofeng Fei(8)(9)	Loan/Equity transfer consideration	1,639,647	-
Xiaowei Wang(8)	Reimbursement/Equity consideration	50,254	889
Yueping Yin	Reimbursement	432	994
Xu Dai(8)	Equity consideration	12,234	-
Other minority shareholders(8)	Equity consideration	29,565		-
		$2,582,652	$472,680

F-20

(1)

The loan to Beiming Data was used for Beiming Data’s daily business activities. The loan was interest free, and the loan term was from May 1, 2017 to December 31, 2022. The unsettled balances of loan payments from Beiming Data were $42,123 and $71,811 as of December 31, 2021 and 2020, respectively. Pursuant to the agreement between Beiming Data and the Company, the unsettled balance as of December 31, 2021 will be due on December 31, 2022.

(2)

In July, 2021, the Company provided a loan of RMB500,000 ($78,423) to Shenzhen Ourui for its daily operation with an annual interest rate of 6%. The principal and interest of the loan was not recovered as of December 31, 2021. The loan principal and interest were fully repaid on June 22, 2022.

(3)

As mentioned in Note 10, in 2019, 2020, and 2021, Shenzhen Xindesheng, one of the Company’s PRC subsidiaries, announced dividends of $363,229, $652,408 and $1,329,754, respectively, to its former shareholders, Shanghai Zhongchuang and Mr. Xiaowei Wang. Shenzhen Xindesheng, in these dividend distributions in the three years, distributed an excess of $1,640,533 ($211,481, $76,744 and $1,352,308, respectively) to its former shareholders, which excessive distributions have been deemed as free-interest loans to the two former shareholders. As of December 31, 2021 and 2020, the loan receivables from Shanghai Zhongchuang was $836,672 and $146,995, and the loan receivables from Xiaowei Wang was $803,861 and $141,230, respectively. On June 29, 2022, Shanghai Zhongchuang and Xiaowei Wang fully repaid their interest-free loans.

(4)	The Company has a long-term deposit in Beiming Data since the fiscal year 2019 in the course of purchasing service provided by Beiming Data.

(5)

The loan from Beiming Data was used for Shanghai Yuyi’s daily operations. The loan was interest free, and the loan term was from January 1, 2019 to December 31, 2021. The outstanding balance of loan payable to Beiming Data was $258,088 as of December 31, 2020, repayment of the loan was settled as of December 31, 2021.

(6)	As of December 31, 2021, the unsettled balance of IT service fees was $141,161, and rent payable was $27,814. As of December 31, 2020, rent payable was $212,709.

(7)

Zhongchuang Investment paid IPO cost of $681,545 on behalf of the Company for the year ended December 31, 2021. Pursuant to the agreement between Zhongchuang Investment and the Company, the cash advance was interest-free and the repayment term is to be mutually agreed by both parties.

(8)

On December 31, 2021, 100% equity interest of Suzhou GoodFaith was transferred from Ultimate Shareholders to GoodFaith WFOE. The consideration payable to Xiaofeng Fei, Xiaowei Wang, Xu Dai, and other minority shareholders were $102,561, $49,344, $12,234 and $29,565, respectively. The consideration was fully paid in January 2022.

(9)

In 2021, the Company received an interest-free loan of $1,693,932 from Xiaofeng Fei for the purpose of restructuring. The Company repaid $156,846 to Xiaofeng Fei in December 2021. The unsettled balances of advance of $1,537,086 will be due on August 29, 2022. The consideration of transfer of equity interest of Suzhou GoodFaith payable to Xiaofeng Fei was $102,561.

		For the years ended December 31,
		2021	2020
Revenue	Nature
Shanghai Yuanjin	Pre-approval risk management revenue	$112,065	$12,717
		$112,065	$12,717

		For the years ended December 31,
		2021	2020
Cost of revenue	Nature
Beiming Data	Data service costs	$1,592,538	$1,155,180
Shanghai Zhongchuang	Management costs	-	955,700
Shenzhen Ourui	Outsourcing service fees	562,748	273,089
Shanghai Yuanjin	Data service costs	143,037	53,717
Shanghai Hicore	IT service costs	131,606
Shanghai Hicore	Data service costs	70,453	-
		$2,500,382	$2,437,686

F-21

Other related party transactions

	Nature	For the years ended December 31,
		2021	2020
Beiming Data	Loan repayment to a related party	-	173,974
Beiming Data	Loan proceeds from a related party	31,001	173,974
Shanghai Hicore	Rent paid to a related party	126,399	94,068
Shanghai Mingzong	Service fee paid to a related party	12,667	-
Zhongchuang Investment	Advance payment for IPO costs on behalf of the Company	681,545	-
Xiaofeng Fei	Loan from a related party	1,693,932	-

NOTE 12. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the years ended December 31, 2021 and 2020, the following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue.

	For the years ended December 31,
	2021	2020
Percentage of the Company’s revenue
Customer A	49%	60%
Customer B	15%	*	%
Customer C	13%	*	%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2021	2020
Percentage of the Company’s accounts receivable
Customer A	37%	18%
Customer B	26%	16%
Customer C	*	13%
Customer D	*	20%

F-22

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2021	2020
Percentage of the Company’s purchase
Supplier A	28%	21%
Supplier B	11%	*
Supplier C	10%	*
Supplier D	*	17%

The Company mainly purchased data service, outsourced management service, and IT service from suppliers. The total purchase amount recorded in cost of revenue and operating expenses was $5,747,558 and $5,480,126 for the years ended December 31, 2021 and 2020, respectively.

*Represent percentage less than 10%

NOTE 13. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain office premises under non-cancellable leases. Rent expenses under operating leases for the fiscal year ended December 31, 2021 and 2020 were approximately $365,000 and $406,000, respectively.

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2021 are payable as follows:

Lease Commitment
2022	$153,114
2023	15,059
Total	$168,173

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of these consolidated financial statements.

Risks in relation to the outsourcing management service

With the rapid expansion and growth of our post-loan delinquent debt collection business since 2021, we are shortlisted by several PRC commercial banks and top online consumer finance companies as their preferred service provider and we are their trusted business partner in delinquent credit loan debt collection. This in turn has enabled us to acquire more business and facilitated our deeper cooperation with our clients.

F-23

In order to provide better service for our increased business volume, we have not only expanded the number of our operating centers, but also engaged several contractor partners for closer cooperation and partnerships since 2021. Highly experienced and familiar with local customs, contractor partners are helpful in implementing our delinquent credit loan debt collection, where they are engaged to supervise daily operations, enhance compliance practices, and develop local talent teams for our branches and subsidiaries. We shared operating profits or losses derived from a branch or subsidiary with the responsible contractor therefrom based on a pre-determined fixed sharing ratio. The following table sets forth a summary of contractor details and the corresponding profit/loss sharing ratios.

Contractor Name	Branch/Subsidiary	Profit/loss sharing ratio (Company:contractor)
Kai Shun Sheng Shi Information Consulting Service Department	Jinan	40%:60%

Juxin Shengda Information Consulting Service Department	Guiyang	50%:50%

Sheng Ju Yuan Information Consulting Service Department	Shenyang	30%:70%

Xinsheng Yuanxin Information Consulting Service Department	Chengdu	50%:50%

Zhong Hui Xin Information Consulting Service Department	Jiujiang	30%:70%

Zhuochao Information Consulting Service Department	Huizhou	70%:30%

Hongteng Information Consulting Service Department	Henan	50%:50%

Shenzhen Baichuilian Technology Co., Ltd.(“Shenzhen Baichuilian”)	Shenzhen office II	50%:50%

Shenzhen Ourui	Shenzhen office III	50%:50%

Except that Shenzhen Baichuilian and Shenzhen Ourui are enterprises, the remaining of above listed contractor partners are self-employed individuals. We had terminated our cooperation with Shenzhen Baichuilian since June 30, 2021. The total outsourcing management service fee was $2,500,823 for the year ended December 31, 2021, which was recorded in the cost of revenue in the consolidated income statement.

We intend to continue our cooperation with existing contractors in the foreseeable future and deliver quality service and better collection results to meet our clients’ expectation.

NOTE 14. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through July 13, 2022, the date that the consolidated financial statements were available to be issued, and the following subsequent event required additional disclosure in these consolidated financial statements.

On May 20, 2022, Kai Zhou, through Qearl’s Holdings Limited, transferred 300,000 Ordinary Shares to Xiaoming Li with a total consideration of $30, representing 3% equity interest of GoodFaith Technology Inc.

F-24

Until [●], 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as the underwriter and with respect to their unsold allotments or subscriptions.

[●] Ordinary Shares

GOODFAITH TECHNOLOGY INC.

Prospectus dated [●], 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing secretary, or any of our officers in respect of any matter identified in above on condition that the secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is the information regarding share capital issued by us during the past three years. None of the below described transactions involved any underwriter, underwriting discounts or commissions, or any public offering. The issuances below were not registered under the Securities Act. We believe that the following offers, sales and issuances of the securities were exempt from registration (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Securities/Purchaser	Date of Issuance	Number of Securities*		Consideration
Ordinary Shares**
Qearl’s Holdings Limited	May 13, 2021	5,030,000	*	$503
Gread Cause Holdings Limited	May 13, 2021	2,920,000		$292
Cloud Light Holdings Limited	May 13, 2021	600,000		$60
Yieldfilled Holdings Limited	May 13, 2021	480,000		$48
Litu Holdings Limited	May 13, 2021	470,000		$47
PeggyGF Holdings Limited	May 13, 2021	300,000		$30
MLGF Holdings Limited	May 13, 2021	200,000		$20

*

On May 20, 2022, Qearl’s Holdings Limited transferred 300,000 of the Ordinary Shares to Xiaoming Li with a total consideration of $30, representing 3% of the equity interest in GoodFaith Technology Inc.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China, on June [●], 2022.

GoodFaith Technology Inc.

By:
Xiaowei Wang
Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Xiaowei Wang and Yulin Dong as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	[●], 2022
Name: Xiaowei Wang	(Principal Executive Officer)

	Chief Financial Officer	[●], 2022
Name: Yulin Dong	(Principal Accounting and Financial Officer)

	Chairman of the Board and Director	[●], 2022
Name: Xu Dai

	Director	[●], 2022
Name: Ting Kong

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of GoodFaith Technology Inc., has signed this registration statement thereto in New York, NY on [●], 2022.

[●]
Authorized U.S. Representative

By:
Name:	[●]
Title:	[●]

II-4

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association, effective dated May 13, 2021

4.1*	Specimen Certificate for Ordinary Shares

4.2*	Form of the Underwriter’s Warrant (included in Exhibit 1.1)

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Ordinary Shares being registered

5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Underwriter’s Warrants

5.3*	Opinion of AllBright Law Offices regarding PRC regulations

8.1*	Form of Opinion of AllBright Law Offices regarding certain PRC tax matters (included in Exhibit [●])

8.2*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1*	Form of Employment Agreement by and between executive officers and the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3*	Form of Risk Modeling Service Contract

10.4*	Form of Debt Collection Service Contract

21.1*	Subsidiaries

23.1	Consent of UHY LLP

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of AllBright Law Offices (included in Exhibit 5.3)

23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Consent of Frost & Sullivan

99.3*	Consent of [Independent Director Appointee]

99.4*	Consent of [Independent Director Appointee]

99.5*	Consent of [Independent Director Appointee]

107*	Filing Fee Table

*	To be filed by amendment.

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